Exhibit 99.1

THE TORONTO-DOMINION BANK

Notice of Annual Meeting of Common Shareholders
and Management Proxy Circular
March 31, 2011

Dear Shareholders,

Please join us at our annual meeting of common shareholders at the Victoria Conference Centre, 720 Douglas Street, Victoria, British Columbia on March 31, 2011 at 9:30 a.m. (Pacific).

This notice of meeting and management proxy circular describes the business to be conducted at the meeting and provides information on executive compensation and corporate governance at the bank. We hope that you will take the time to read this circular in advance of the meeting as it provides background information that will help you exercise your right to vote. Whether or not you attend the meeting in person, we would encourage you to vote as this is part of your rights as a shareholder. Instructions on the ways you can exercise your voting rights are found starting on page 2 of this circular.

If you are able to attend the meeting in person, there will be an opportunity to ask questions as well as to meet your fellow shareholders. If you are unable to attend, there are other ways that you can watch the meeting:

•	Webcast: We will provide live coverage of the meeting from our website at www.td.com/investor/index.jsp

•	Replay: A recorded version of the meeting will continue to be available on our website for several months following the meeting.

We look forward to hearing directly from shareholders at our meeting and hope that you will be able to participate.

Sincerely,

Brian M. Levitt Chairman of the Board	Ed Clark Group President and Chief Executive Officer

Notice of Annual Meeting
of Common Shareholders of The Toronto-Dominion Bank

DATE:	Thursday, March 31, 2011
TIME:	9:30 a.m. (Pacific)
PLACE:	Victoria Conference Centre 720 Douglas Street Victoria, British Columbia V8W 3M7

Purposes of the meeting:

1.	To receive the financial statements for the year ended October 31, 2010, and the auditor’s report thereon;

2.	To elect directors;

3.	To appoint the auditor;

4.	To consider, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Compensation sections of the accompanying management proxy circular;

5.	To consider certain shareholder proposals set out in Schedule A to the accompanying management proxy circular; and

6.	To transact such other business properly brought before the meeting.

On February 7, 2011 (the date for determining which shareholders are entitled to receive this notice), there were 883,233,460 outstanding common shares of The Toronto-Dominion Bank (the bank) which were, subject to applicable Bank Act (Canada) restrictions, eligible to vote on each of the matters to be voted on at the meeting.

If you cannot attend, you are encouraged to vote your shares using the enclosed form of proxy or request for voting instructions.

Registered Shareholders

Registered shareholders should complete and sign the enclosed form of proxy and return it by fax as indicated on the form or in the envelope provided. Proxies must be received by the bank’s transfer agent, CIBC Mellon Trust Company or the bank’s corporate secretary at least twenty-four hours prior to the meeting:

The bank’s transfer agent, CIBC Mellon Trust Company	OR	The bank’s corporate secretary
• by fax at (416) 368-2502 or (toll-free) 1-866-781-3111; • by mail at: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1; or • delivered by hand at: 320 Bay Street, Toronto, Ontario M5H 4A6		• by mail or hand delivery at: Legal Department, TD Bank Group, TD Tower, 66 Wellington St. W, 12th Fl. Toronto, Ontario M5K 1A2

Beneficial Owners (Non-registered Shareholders)

Beneficial owners should follow the instructions on the request for voting instructions or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

For more information about registered shareholders and beneficial owners, please see the section entitled “Voting Information” in the accompanying management proxy circular.

Toronto, February 23, 2011

By Order of the Board

Kevin N. Thompson
Vice President, Legal and Corporate Secretary

MANAGEMENT PROXY CIRCULAR

WHAT’S INSIDE

All information in this management proxy circular (or circular) is as of January 27, 2011, unless otherwise indicated. Additional information about the bank is available on SEDAR at www.sedar.com, as well as on our website at www.td.com.

VOTING INFORMATION

WHY DOES THE BANK HOLD AN ANNUAL MEETING?

Under the Bank Act (Canada) (Bank Act), there are several things that we must accomplish each year at an annual meeting of our shareholders, including electing the directors and appointing the shareholders’ auditor. We also look forward to the annual meeting as an opportunity to look at the accomplishments of the past year, talk about what is coming up and hear directly from our shareholders.

WHY DID I RECEIVE THIS MANAGEMENT PROXY CIRCULAR?

You received this circular because management of The Toronto-Dominion Bank (the bank or TD) is soliciting proxies from you to be used at the annual meeting of common shareholders of the bank (the meeting) to be held at the time and place and for the purposes listed in the notice of meeting accompanying this circular. This circular also provides a way for management of the bank to communicate proactively with you on important issues. In this circular, “you” means you in your capacity as a holder of common shares of the bank (common shares).

HOW ARE PROXIES BEING SOLICITED?

The bank’s solicitation of proxies will primarily be by mail, but may also be made by telephone, in writing or in person by directors, officers and employees of the bank. The bank may also use the services of an outside agency to solicit proxies on its behalf. The cost of solicitation will be borne by the bank.

HOW MANY VOTES DO I GET?

Except for some restrictions explained below under the heading “What Are the Number of Eligible Votes and Voting Restrictions?”, you are entitled to one vote for each common share registered in your name or beneficially owned by you on February 7, 2011.

WHAT ARE THE NUMBER OF ELIGIBLE VOTES AND VOTING RESTRICTIONS?

On February 7, 2011 there were 883,233,460 outstanding common shares that were eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act restrictions.

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The Bank Act prohibits the ownership by one person or entity of more than 10% of the common shares without approval in accordance with its provisions. To the knowledge of the directors and executive officers of the bank, no person owns or exercises control over more than 10% of the common shares.

The Bank Act also restricts the voting rights of the bank’s shareholders in certain ways. Shares cannot be voted, either in person or by proxy, if they are held in contravention of the Bank Act, including if they are beneficially owned by the Government of Canada or a province, or by the government of a foreign country or any political subdivision of a foreign country or by an agency of any of these entities. In addition, no person and no entity controlled by any person may cast votes in respect of any shares beneficially owned by the person or the entity that represent, in the aggregate, more than 20% of the eligible votes. For more information about voting restrictions, please contact TD Shareholder Relations (contact information is provided on the back cover of this circular).

HOW DO I VOTE?

Registered Shareholders

You are a registered shareholder if your name appears on your share certificate or if you hold your shares through the Direct Registration System in the United States. Registered shareholders eligible to vote can vote in person at the meeting.

If you are eligible to vote but will not be attending the meeting in person, you can authorize another person, called a proxyholder, to attend the meeting and vote on your behalf.

Any legal form of proxy may be used and a form of proxy is provided with this circular for eligible shareholders. How registered shareholders can vote by proxy is explained under the heading “How Will My Shares Be Voted If I Vote By Proxy?”.

Beneficial Owners (Non-Registered Shareholders)

Most of the bank’s shareholders are ‘beneficial owners‘ who are non-registered shareholders. You are a beneficial owner if you beneficially own common shares that are held in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee, and therefore do not have the shares registered in your own name.

Beneficial owners may vote either in person or by proxy. As required by Canadian securities laws, you will receive from your intermediary a request for voting instructions or a form of proxy for the number of common shares held. For your shares to be voted, you must carefully follow the instructions on the request for voting instructions or the form of proxy that is provided to you by your intermediary.

Since the bank has limited access to the names or holdings of its non-registered shareholders, you must complete the following steps to vote in person at the meeting: (a) insert your own name in the space provided or mark the appropriate box on the request for voting instructions or form of proxy to appoint yourself as the proxyholder; and (b) return the document in the envelope provided or as otherwise permitted by your intermediary. No other part of the form should be completed. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote in person at the meeting.

HOW WILL MY SHARES BE VOTED IF I VOTE BY PROXY?

If you are eligible to vote, you may give voting instructions on the matters listed below by marking the appropriate boxes on the enclosed form of proxy or request for voting instructions and the proxyholder will be required to vote in that manner. If the boxes are not marked, the proxyholder may vote the common shares as he or she sees fit.

If you appoint the persons designated in the enclosed form of proxy or request for voting instructions as the proxyholder, unless otherwise specified, your common shares will be voted at the meeting as follows:

FOR the election as directors of the nominees whose names are set out under the heading “Director Nominees”;

FOR the appointment of Ernst & Young LLP as auditor;

FOR, in an advisory, non-binding capacity, the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Compensation sections of this circular; and

AGAINST each of the shareholder proposals set out in Schedule A.

WHAT IF AMENDMENTS TO THESE MATTERS ARE RAISED OR NEW MATTERS ARE BROUGHT BEFORE THE MEETING?

The enclosed form of proxy or request for voting instructions gives authority to the persons named on it to use their discretion in voting on amendments or variations to matters identified in this circular, or other matters that may properly come before the meeting. As of the time of printing of this circular, management is not aware of any amendment, variation or other matter expected to come before the meeting. If, however, other matters properly come before the meeting, it is intended that the person appointed as proxyholder will vote on them in a manner the proxyholder considers to be proper in his or her discretion.

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CAN I APPOINT A DIFFERENT PROXYHOLDER?

Yes, if you are a registered Canadian or U.S. shareholder or if you are a Canadian beneficial owner. The persons named as proxyholders in the enclosed form of proxy or request for voting instructions are directors of the bank. If you wish to appoint another person to represent you at the meeting, you may do so in one of the following ways. Proxies must be received by the bank’s transfer agent, CIBC Mellon Trust Company, or the bank’s corporate secretary at least twenty-four hours before the meeting.

Beneficial Owners
Registered Shareholders (Canada or U.S.)	(Non-Registered Shareholders) (Canada only)
1. Either insert such person’s name in the blank space provided in the form of proxy OR complete another legal form of proxy.	1. Insert such person’s name in the blank space provided in the request for voting instructions or form of proxy provided by your intermediary.
2. Deliver the proxy in any of the ways indicated for registered shareholders in the Notice of Annual Meeting.	2. Return the voting instructions or proxy in the envelope provided or as otherwise permitted by your intermediary, following the voting procedures provided by your intermediary.
Remember that your proxyholder must attend the meeting in person in order for your vote to be taken.

WHAT IF I WANT TO CHANGE MY VOTE?

If you are a registered shareholder and you sign and return the enclosed form of proxy, you may revoke it by delivering written notification to the corporate secretary of the bank in any of the ways indicated for registered shareholders in the Notice of Annual Meeting not later than the close of business (Pacific) on March 30, 2011, or to the chairman of the meeting before the start of the meeting. Your written notification must state clearly that you wish to revoke the proxy. If you are a beneficial owner, please contact your intermediary for instructions on how to revoke your voting instructions.

IS MY VOTE CONFIDENTIAL?

Yes. Proxies are counted and tabulated by CIBC Mellon Trust Company, the transfer agent of the bank, and are not submitted to the management of the bank unless a shareholder clearly intends to communicate his or her comments to the bank or legal requirements make it necessary. Shareholders wishing to maintain complete confidentiality of their holdings and their voting could register their shares in the name of a nominee.

HOW MANY VOTES ARE REQUIRED TO PASS A MATTER ON THE AGENDA?

A simple majority of the votes cast, in person or by proxy, is required for each of the matters specified in this circular.

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

Financial information about the bank is included in the comparative consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2010 (the 2010 MD&A). These documents are contained in the bank’s 2010 annual report (the annual report) and are available on SEDAR at www.sedar.com, in the bank’s annual report on Form 40-F available at www.sec.gov, and on our website at www.td.com. The annual report is being mailed to shareholders together with this circular. Upon request to TD Shareholder Relations (see contact information on the back cover), shareholders may promptly receive a free copy of any of these documents as well as the bank’s 2010 annual information form. The annual financial statements and the auditor’s report on them will be placed before the shareholders at the annual meeting.

ELECTION OF DIRECTORS

The nominees proposed for election as directors were recommended to the board of directors by the corporate governance committee and are listed under the heading “Director Nominees”. All of the nominees are currently directors of the bank. All nominees have established their eligibility and willingness to serve as directors. Each director will be elected to hold office until the close of the next annual meeting.

Under the bank’s Corporate Governance Guidelines (available on our website at www.td.com/governance/index.jsp), any nominee in an uncontested election who receives, from the common shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, must promptly tender his or her resignation to the chairman of the board, to take effect on acceptance by the board. The corporate governance committee will expeditiously consider the director’s offer to resign and make a recommendation to the board whether to accept it. The board will have 90 days to make a final decision and announce it by way of press release. The director will not participate in any committee or board deliberations on the resignation offer.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the nominees listed under the heading “Director Nominees”. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, the persons designated in the form of proxy may vote in their discretion for any substitute nominee or nominees.

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APPOINTMENT OF AUDITOR

It is proposed that the firm of Ernst & Young LLP be reappointed as auditor of the bank. The persons named in the enclosed form of proxy intend to vote FOR the reappointment of Ernst & Young LLP as auditor of the bank until the next meeting of shareholders at which an auditor is appointed. Ernst & Young LLP has held an appointment, in accordance with the Bank Act, as auditor of the bank for each of the fiscal five years up to and including the year ended October 31, 2010, and became the bank’s sole auditor beginning with fiscal 2006. PricewaterhouseCoopers LLP previously served jointly with Ernst & Young LLP as one of the bank’s auditors.

Pre-Approval Policies and Shareholders’ Auditor Service Fees

The bank’s audit committee has implemented a policy restricting the services that may be provided by the shareholders’ auditor and the fees paid to the shareholders’ auditor. Any service to be provided by the shareholders’ auditor must be permitted by law and by the policy, and must be pre-approved by the audit committee pursuant to the policy, along with the associated fees for those services. For further information on the pre-approval policies and shareholders’ auditors service fees, see the discussion starting on page 22 of the bank’s 2010 annual information form (www.sedar.com or www.td.com/investor/other.jsp).

Fees paid to the shareholders’ auditor, Ernst & Young LLP, for the past three fiscal years are detailed in the table below.

	FEES PAID TO ERNST & YOUNG LLP
(thousands of Canadian dollars)	2010	2009	2008
Audit fees	$20,205	$23,123	$18,733

Audit related fees	3,229	1,087	3,192

Tax fees	3,917	2,563	2,751

All other fees	726	411	598

Total	$28,077	$27,184	$25,274

Notes:

•	Audit fees are fees for the professional services in connection with the audit of the bank’s financial statements and the audit of its subsidiaries, other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements, and the performance of specified procedures with respect to qualified intermediary requirements for reporting to the Internal Revenue Service, United States.

•	Audit related fees are fees for assurance and related services that are performed by the bank’s auditor. These services include employee benefit plan audits, accounting and tax consultations in connection with acquisitions and divestitures, application and general control reviews, attest services not required by statute or regulation, interpretation of financial accounting, tax and reporting standards, and information technology advisory services.

•	Tax fees comprise: income and commodity tax compliance generally involving the preparation of original and amended tax returns and claims for refund; tax advice, including assistance with tax audits, appeals and rulings plus tax advice related to mergers, acquisitions and financing structures; electronic and paper based tax knowledge publications; and tax planning, including expatriate and domestic tax services and transfer pricing matters.

•	All other fees include fees for insolvency and viability matters either paid by the bank or by third parties, limited to cases in which the bank is a minority syndicate participant and not in a position to influence or select the external audit firm to use. In these instances, the shareholders’ auditor is retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. The amount of insolvency and viability fees paid by third parties to Ernst & Young LLP in 2010 is nil (2009 — $0.09 million; 2008 — $0.28 million). Also included in this category are fees for audits of charitable organizations, Section 5970/SAS 70 reports on control procedures at a service organization, audit services for certain special purpose entities administered by the bank, SEC-registered fund audits, benchmark studies, and performance and process improvement services.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

Shareholders may cast an advisory vote on the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Compensation sections of this circular. These sections describe the role of the human resources committee in overseeing compensation at the bank, as well as the bank’s executive compensation principles, the key design features of compensation plans for executives, and the alignment of the bank’s programs to the Principles for Sound Compensation Practices published by the Financial Stability Board, an international body that has played an important role in compensation reform initiatives for financial institutions.

While the advisory vote is non-binding, the human resources committee and the board of directors will take the results of the vote into account, as they consider appropriate, when considering future compensation policies, procedures and decisions. In addition, the bank is committed to ensuring that it communicates effectively and responsively with shareholders, other interested parties and the public. In the past year, as part of that commitment, the bank’s directors engaged certain shareholders directly to discuss the approach to executive compensation. The bank’s directors also met with the Canadian Coalition for Good Governance to discuss, among other things, the approach to executive compensation and the disclosure of that approach. Finally, the bank offers shareholders several ways to communicate directly with the independent directors through the chairman of the board, including by e-mail c/o TD Shareholder Relations tdshinfo@td.com. E-mails addressed to the chairman of the board

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received from shareholders and expressing an interest to communicate directly with the independent directors via the chairman will be provided to him.

The board of directors recommends that shareholders vote FOR the resolution and, unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the following resolution:

“RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Compensation sections located on pages 21 to 32 of the management proxy circular.”

The bank’s Corporate Governance Guidelines provide that, if a majority or significant proportion of the shares represented in person or by proxy at the meeting are voted against the advisory resolution, the chairman of the board will oversee a process to seek to better understand opposing shareholders’ specific concerns. The human resources committee will consider the results of this process and, as it considers appropriate, will review the approach to executive compensation in the context of shareholders’ specific concerns and may make recommendations to the board of directors. Following the review by the human resources committee, the bank intends to disclose a summary of the process undertaken and an explanation of any resulting changes to executive compensation. The bank will provide this disclosure within six months of the shareholders’ meeting and in any case, not later than in the next management proxy circular.

SHAREHOLDER PROPOSALS

Attached to this circular as Schedule A are certain shareholder proposals which have been submitted for consideration at the meeting and the explanation of the board of directors of its reasons for opposing these proposals. If these proposals are put forward at the meeting, unless otherwise specified, those persons designated in the form of proxy enclosed intend to vote AGAINST each of these proposals.

The final date for submissions of proposals by shareholders to the bank for inclusion in the management proxy circular in connection with next year’s annual meeting of common shareholders of the bank is November 25, 2011.

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DIRECTOR NOMINEES

The following charts provide information on the nominees proposed for election as directors. Included in these charts is information relating to the nominees’ current membership on committees of the board, other public board memberships held in the past 5 years, and board and committee meeting attendance in the 12 months ended October 31, 2010. In that period, the board held 8 regularly scheduled meetings and 4 special meetings. Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled a year or more in advance. In addition to the attendance listed below, directors from time to time attend other committee meetings by invitation. All nominees attended more than 75% of applicable board and committee meetings. Effective May 27, 2010, the management resources committee changed its name to the human resources committee.

The charts also show present principal occupation and principal occupations held in the last five years, if different. In addition, the charts show the nominees’ current bank equity ownership consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, and deferred share units (DSUs) (each equivalent to a common share) credited to each nominee. The total equity value and amount by which that value exceeds (or is below) the director’s share ownership requirement (SOR) is based on the bank’s stock price at the end of the preceding calendar year and is presented in Canadian dollars. SOR is described further under the heading “Director Share Ownership Requirements” in the Director Compensation section of this circular.

William E. Bennett Age: 64 Chicago, IL U.S.A. Director Since: May 2004 Independent Designated Audit Committee Financial Expert(1)	Mr. Bennett is a Corporate Director. He is the former President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company. Mr. Bennett holds an undergraduate degree in economics from Kenyon College and a master’s degree in business administration from the University of Chicago.

Other Public Company directorships in the past five years(2)
• Capital Power Corporation (2009 — present)
• TD Bank US Holding Company (2005 — present) (formerly TD Banknorth Inc.) (ceased to be a separate public company when privatized by the bank in 2007)
Board/Committee Membership			Attendance
Board			12 of 12	100%
Audit (chair)			9 of 9	100%
Risk			12 of 12	100%
Combined Total			33 of 33	100%
Equity Ownership

Year(3)	Common Shares	DSUs	Total of Common Shares and DSUs(4)	Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2011	nil	26,492	26,492	$1,967,031	$1,517,031

2010	nil	22,677	22,677	$1,495,775	$1,045,775

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Hugh J. Bolton Age: 72 Edmonton, AB Canada Director Since: April 2003 Independent	Mr. Bolton is the non-executive Chair of the Board of Directors of EPCOR Utilities Inc., an integrated energy company. Mr. Bolton is the retired non-executive Chairman of Matrikon Inc. and the retired Chairman & Chief Executive Officer and partner of Coopers & Lybrand Canada, Chartered Accountants. He holds an undergraduate degree in economics from the University of Alberta. Mr. Bolton is a Chartered Accountant and a Fellow of the Alberta Institute of Chartered Accountants.

Other Public Company directorships in the past five years(2)
• Canadian National Railway Company (2003 — present) • Capital Power Corporation (2009 — present) • EPCOR Utilities Inc. (2000 — present) (reporting issuer but not listed on a stock exchange)
• Teck Resources Limited (2001 — present) (formerly Teck Cominco Limited)
• WestJet Airlines Ltd. (2005 — present)
• EPCOR Preferred Equity Inc. (2002 — 2007)
• Matrikon Inc. (2001 — 2010)
• Teck Cominco Metals Limited (1998 — 2007)

Board/Committee Membership			Attendance
Board			11 of 12	92%
Corporate Governance			5 of 5	100%
Combined Total			16 of 17	94%
Equity Ownership

Year(3)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2011	1,000	19,957	20,957	$1,556,057	$1,106,057

2010	1,000	18,095	19,095	$1,259,506	$809,506

John L. Bragg Age: 70 Collingwood, NS Canada Director Since: October 2004 Independent	Mr. Bragg is the Chairman, President and Co-Chief Executive Officer of Oxford Frozen Foods Limited, a food manufacturer. He is also an officer of a number of associated companies including Bragg Communications Incorporated, which operates under the brand name of Eastlink. Mr. Bragg holds undergraduate degrees in commerce and education from Mount Allison University, of which he is a past Chancellor, and holds honourary doctorate degrees from Mount Allison, Dalhousie, Acadia and St. Francis Xavier Universities. Mr. Bragg was made an Officer of the Order of Canada in 1996.

Other Public Company directorships in the past five years
• Maple Leaf Foods Inc. (2008 — present) • Canada Bread Limited (1995 — 2008)				• Empire Company Limited (1999 — 2010) • Sobeys Inc. (1998 — 2010) (reporting issuer but not listed on a stock exchange)
Board/Committee Membership			Attendance
Board			11 of 12	92%
Audit			9 of 9	100%
Combined Total			20 of 21	95%
Equity Ownership

Year(3)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2011	204,343	19,304	223,647	$16,605,790	$16,155,790

2010	204,343	16,136	220,479	$14,542,795	$14,092,795

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Amy W. Brinkley Age: 55 Charlotte, NC U.S.A. Director Since: September 2010 Independent	Ms. Brinkley, Consultant, is owner and founder of AWB Consulting, LLC, specializing in risk management and executive coaching. She is the former Global Risk Executive at Bank of America and was a director of the Institute of International Finance, Inc. Ms. Brinkley holds an undergraduate degree in interdisciplinary studies from the University of North Carolina. She also serves as a commissioner for the Carolinas Healthcare System.

Other Public Company directorships in the past five years
• Carter’s, Inc. (2010 to present)
Board/Committee Membership			Attendance(6)
Board			2 of 2	100%
Risk			2 of 2	100%
Combined Total			4 of 4	100%
Equity Ownership

Year(3)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR/Below SOR
2011	1,200	1,682	2,882	$213,989	$(236,011)

2010	N/A

W. Edmund Clark Age: 63 Toronto, ON Canada Director Since: August 2000 Non-Independent	Mr. Clark is the Group President and Chief Executive Officer of the bank. Prior to December 20, 2002, he was President and Chief Operating Officer of the bank. Mr. Clark joined the bank with its acquisition of CT Financial Services Inc. (on February 1, 2000) where he was the President and Chief Executive Officer. Mr. Clark holds an undergraduate degree from the University of Toronto, and earned his master’s and doctoral degrees from Harvard University, all in economics. Mr. Clark was made an Officer of the Order of Canada in 2010.

Other Public Company directorships in the past five years

• TD Ameritrade Holding Corporation (2006 — present)
• TD Bank US Holding Company (2005 — present) (formerly TD Banknorth Inc.) (ceased to be a separate public company when privatized by the bank in 2007)

Board/Committee Membership			Attendance
Board			12 of 12	100%
Equity Ownership

Year(3)	Common Shares	DSUs	Total of Common Shares and DSUs	For required and actual share ownership as an executive, see the share ownership table on pages 29 and 30.
2011	232,978	583,099	816,077

2010	32,978	537,803	570,781

Wendy K. Dobson Age: 69 Uxbridge, ON Canada Director Since: October 1990 Independent	Dr. Dobson is Professor and Co-Director, Institute for International Business, Joseph L. Rotman School of Management, University of Toronto. Dr. Dobson is the former Vice Chair of the Canadian Public Accountability Board. She holds an undergraduate degree from the University of British Columbia, two master’s degrees from Harvard University and a doctorate in economics from Princeton University.

Other Public Company directorships in the past five years
• TransCanada Corporation (1992 — present) • TransCanada PipeLines Limited (1992 — present)
Board/Committee Membership			Attendance
Board			10 of 12	83%
Risk			12 of 12	100%
Combined Total			22 of 24	92%
Equity Ownership

Year(3)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2011	8,309	18,835	27,144	$2,015,442	$1,565,442

2010	8,029	17,011	25,040	$1,651,638	$1,201,638

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Henry H. Ketcham Age: 61 Vancouver, BC Canada Director Since: January 1999 Independent	Mr. Ketcham is the Chairman, President and Chief Executive Officer of West Fraser Timber Co. Ltd., an integrated forest products company, and is an officer of a number of associated companies. Mr. Ketcham holds an undergraduate degree in sociology from Brown University and has completed the Program for Management Development at Harvard Business School.

Other Public Company directorships in the past five years
• West Fraser Timber Co. Ltd. (1985 — present)
Board/Committee Membership			Attendance
Board			11 of 12	92%
Human Resources			7 of 7	100%
Combined Total			18 of 19	95%
Equity Ownership

Year(3)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2011	11,166	32,154	43,320	$3,216,510	$2,766,510

2010	8,968	28,573	37,541	$2,476,204	$2,026,204

Pierre H. Lessard Age: 68 Westmount, PQ Canada Director Since: October 1997 Independent	Mr. Lessard is the Executive Chairman of the Board of METRO INC., a food retailer and distributor. Prior to April 15, 2008, Mr. Lessard was the President and Chief Executive Officer of METRO INC. Mr. Lessard holds an undergraduate and a master’s degree from Laval University and a master’s degree in business administration from Harvard Business School. Mr. Lessard is a Chartered Accountant and a Fellow of the Québec Order of Chartered Accountants.

Other Public Company directorships in the past five years(7)
• METRO INC. (1990 — present) • SNC-Lavalin Group Inc. (1998 — present)
Board/Committee Membership			Attendance
Board			10 of 12	83%
Human Resources			6 of 7	86%
Combined Total			16 of 19	84%
Equity Ownership

Year(3)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2011	12,800	35,542	48,342	$3,589,394	$3,139,394

2010	13,500	31,984	45,484	$3,000,125	$2,550,125

Brian M. Levitt Age: 63 Westmount, PQ Canada Director Since: December 2008 Chairman Since: January 2011 Independent	Mr. Levitt is the non-executive Chairman of the Board of the bank. Effective January 1, 2011, he became Counsel, Osler, Hoskin & Harcourt LLP. Prior to that, he was co-chair of the firm. Mr. Levitt is the former President and Chief Executive Officer of Imasco Limited, a Canadian consumer goods and services company. Mr. Levitt holds a law degree from the University of Toronto, where he also completed his Bachelor of Science degree in Civil Engineering.

Other Public Company directorships in the past five years(2)
• BCE Inc. (1998 — present)
• Bell Canada (2003 — present) (reporting issuer but not listed on a stock exchange)
• Domtar Corporation (2007 — present)
• Domtar Inc. (1997 — 2008)
Board/Committee Membership			Attendance
Board			11 of 12	92%
Corporate Governance (chair)(8)(10)			2 of 2	100%
Human Resources(8)			5 of 5	100%
Risk(9)			6 of 6	100%
Combined Total			24 of 25	96%
Equity Ownership

Year(3)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR(10)
2011	15,000	8,017	23,017	$1,709,012	$509,012

2010	15,000	4,590	19,590	$1,292,156	$842,156

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  9

Harold H. MacKay Age: 70 Regina, SK Canada Director Since: November 2004 Independent	Mr. MacKay is of counsel to the law firm MacPherson Leslie & Tyerman LLP. Prior to that, he was a partner in the firm from 1969 to his retirement in 2004. Mr. MacKay chaired the Task Force on the Future of the Canadian Financial Services Sector and served as the Clifford Clark Visiting Economist with the Department of Finance of Canada. In March 2007, Mr. MacKay also became non-executive Chairman of Domtar Corporation. Mr. MacKay holds an undergraduate degree in economics and political science from the University of Saskatchewan, a law degree from Dalhousie University and an honourary doctorate in law from the University of Regina. Mr. MacKay was made an Officer of the Order of Canada in 2002.

Other Public Company directorships in the past five years(2)
• Domtar Corporation (2007 — present)
• The Mosaic Company (2004 — present)
• Domtar Inc. (2007 — 2008)
Board/Committee Membership			Attendance
Board			12 of 12	100%
Risk (chair)			12 of 12	100%
Audit(8)			5 of 5	100%
Combined Total			29 of 29	100%
Equity Ownership

Year(3)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2011	5,000	20,567	25,567	$1,898,350	$1,448,350

2010	5,000	17,720	22,720	$1,498,611	$1,048,611

Irene R. Miller Age: 58 New York, NY U.S.A. Director Since: May 2006 Independent Designated Audit Committee Financial Expert(1)	Ms. Miller is Chief Executive Officer of Akim, Inc., an investment management and consulting firm. Ms. Miller is the former Vice Chairman and Chief Financial Officer of Barnes & Noble, Inc. Ms. Miller holds an undergraduate degree in science from the University of Toronto and a master’s of science degree in chemistry and chemical engineering from Cornell University.

Other Public Company directorships in the past five years
• Barnes & Noble, Inc. (1995 — present) • Coach, Inc. (2001 — present) • Inditex, S.A. (2001 — present) • The Body Shop International plc (2000 — 2006)
Board/Committee Membership			Attendance
Board			12 of 12	100%
Audit			9 of 9	100%
Combined Total			21 of 21	100%
Equity Ownership

Year(3)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2011	10,000	15,853	25,853	$1,919,585	$1,469,585

2010	10,000	12,576	22,576	$1,489,113	$1,039,113

Nadir H. Mohamed Age: 54 Toronto, ON Canada Director Since: April 2008 Independent Designated Audit Committee Financial Expert(1)	Mr. Mohamed is the President and Chief Executive Officer of Rogers Communications Inc., a diversified Canadian communications and media company. Prior to March 2009, Mr. Mohamed was the President and Chief Operating Officer, Communications Group of Rogers Communications Inc. Mr. Mohamed holds an undergraduate degree in commerce from the University of British Columbia. Mr. Mohamed is a Chartered Accountant and a Fellow of the Institute of Chartered Accountants of British Columbia.

Other Public Company directorships in the past five years
• Rogers Communications Inc. (2005 — present) • Cinram International Inc. (2003 — 2008) • Rogers Wireless Communications Inc. (2001 — 2005) • Sierra Wireless, Inc. (2003 — 2005)
Board/Committee Membership			Attendance
Board			12 of 12	100%
Audit			9 of 9	100%
Combined Total			21 of 21	100%
Equity Ownership

Year(3)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2011	3,300	8,545	11,845	$879,491	$429,491

2010	3,300	5,997	9,297	$613,230	$163,230

10  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

Wilbur J. Prezzano Age: 70 Charleston, SC U.S.A. Director Since: April 2003 Independent	Mr. Prezzano is a Corporate Director. He is the retired Vice Chairman of Eastman Kodak Company, an imaging products and services company. Mr. Prezzano holds an undergraduate degree in economics and a master’s degree in business administration, both from the University of Pennsylvania’s Wharton School.

Other Public Company directorships in the past five years
• EnPro Industries, Inc. (2006 — present) • Roper Industries, Inc. (1997 — present) • Snyder’s — Lance, Inc. (1998 — present) (formerly Lance, Inc.)
• TD Ameritrade Holding Corporation (2006 — present)
• TD Bank US Holding Company (2005 — 2007) (formerly TD Banknorth Inc.) (ceased to be a separate public company when privatized by the bank in 2007)

Board/Committee Membership			Attendance
Board			12 of 12	100%
Human Resources (chair)			7 of 7	100%
Risk			12 of 12	100%
Combined Total			31 of 31	100%
Equity Ownership

Year(3)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2011	1,000	31,536	32,536	$2,415,798	$1,965,798

2010	1,000	27,139	28,139	$1,856,048	$1,406,048

Helen K. Sinclair Age: 59 Toronto, ON Canada Director Since: June 1996 Independent	Ms. Sinclair is the founder and Chief Executive Officer of BankWorks Trading Inc., a provider of broadcast and webcast services for businesses. She is the former President of the Canadian Bankers Association and a former director of the Canada Pension Plan Investment Board. Ms. Sinclair holds an undergraduate degree from York University and a master’s degree from the University of Toronto, both in economics. She is a graduate of the Advanced Management Program of the Harvard Business School.

Other Public Company directorships in the past five years(2)
• Davis + Henderson Corporation (2004 — present) (formerly Davis + Henderson Income Fund)
• EPCOR Utilities Inc. (2008 — present) (reporting issuer but not listed on a stock exchange)
• Transat A.T. Inc. (2003 — 2005)
Board/Committee Membership			Attendance
Board			11 of 12	92%
Human Resources			7 of 7	100%
Risk(8)			6 of 6	100%
Combined Total			24 of 25	96%
Equity Ownership

Year(3)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2011	14,280	18,366	32,646	$2,423,966	$1,973,966

2010	13,802	16,559	30,361	$2,002,612	$1,552,612

Carole S. Taylor Age: 65 Vancouver, BC Canada Director Since: August 2009 Independent	Ms. Taylor is a Corporate Director. She is a former Senior Advisor for Borden Ladner Gervais LLP. From December 2008 to January 2010, Ms. Taylor served as Chair of the Federal Finance Minister’s Economic Advisory Council. Ms. Taylor served as Minister of Finance for British Columbia from June 2005 to June 2008. Ms. Taylor is a former member of the Legislative Assembly of British Columbia and is the former Chair of CBC/Radio-Canada. Ms. Taylor holds an undergraduate degree in English from the University of Toronto. Ms. Taylor was made an Officer of the Order of Canada in 2001.

Other Public Company directorships in the past five years(2)
• BCE Inc. (2010 — present)
• Bell Canada (2010 — present) (reporting issuer but not listed on a stock exchange)
Board/Committee Membership			Attendance
Board			12 of 12	100%
Risk			12 of 12	100%
Combined Total			24 of 24	100%
Equity Ownership

Year(3)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR
2011	9,247	2,837	12,084	$897,237	$447,237

2010	8,211	1,553	9,764	$644,033	$194,033

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  11

John M. Thompson Age: 68 Toronto, ON Canada Director Since: August 1988 Independent	Mr. Thompson is a Corporate Director. From April 2003 to December 2010, Mr. Thompson served as the non-executive Chairman of the Board of the bank. Mr. Thompson is the retired Vice Chairman of the Board of IBM Corporation, an information technology hardware, software and services company. Mr. Thompson holds an undergraduate degree in engineering science from The University of Western Ontario, of which he is Chancellor, and has completed the executive management programs at the Richard Ivey School at The University of Western Ontario and the Kellogg Graduate School of Business at Northwestern University.

Other Public Company directorships in the past five years
• Royal Philips Electronics N.V. (2003 — present)
• Thomson Reuters Corporation (2003 — present) (formerly The Thomson Corporation)
• Thomson Reuters PLC (2008 — 2009)
Board/Committee Membership			Attendance
Board			12 of 12	100%
Corporate Governance(11)			5 of 5	100%
Human Resources			7 of 7	100%
Combined Total			24 of 24	100%
Equity Ownership

Year(3)	Common Shares	DSUs	Total of Common Shares and DSUs	Total Value of Common Shares and DSUs(5)	Amount Exceeding SOR(11)
2011	50,739	18,650	69,389	$5,152,133	$4,702,133

2010	48,731	16,701	65,432	$4,315,895	$3,115,895

Notes to the Director Nominees’ Charts:

(1)	As defined in the U.S. Sarbanes-Oxley Act of 2002.

(2)	Director nominees who serve on outside boards together are: Mr. Bolton and Ms. Sinclair, who are directors of EPCOR Utilities Inc. (a reporting issuer but not listed on a stock exchange); Mr. Levitt and Mr. MacKay, who are directors of Domtar Corporation; Mr. Bennett and Mr. Bolton, who are directors of Capital Power Corporation; and Mr. Levitt and Ms. Taylor, who are directors of BCE Inc. and who also serve as directors of Bell Canada (a reporting issuer but not listed on a stock exchange).

(3)	Common share and DSU amounts are as of January 27, 2011 and January 28, 2010, the respective information dates of this, and last year’s, management proxy circulars.

(4)	Total includes DSUs earned in respect of service on the boards of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A.

(5)	For 2011, securities held were valued at the closing price of common shares on the Toronto Stock Exchange (TSX) on December 31, 2010 ($74.25), and for 2010, at the closing price of common shares on the TSX on December 31, 2009 ($65.96).

(6)	Joined the board and risk committee on September 22, 2010.

(7)	Mr. Lessard was a director of CINAR Corporation at the time its shares were suspended from trading on the TSX for more than 30 consecutive days. The shares were delisted from the TSX and the NASDAQ due to the inability of CINAR Corporation to meet continued listing requirements.

(8)	Joined the committee on March 25, 2010.

(9)	Stepped down from the committee on March 25, 2010.

(10)	Appointed chairman of the board and chair of the corporate governance committee on January 1, 2011, at which time the chairman share ownership requirement was applied.

(11)	Stepped down as chairman of the board and chair of the corporate governance committee immediately prior to January 1, 2011, at which time the chairman share ownership requirement ceased to apply.

12  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

DIRECTOR COMPENSATION

Director compensation is intended to appropriately compensate directors and to align their interests with those of shareholders. On an annual basis, the corporate governance committee conducts a review of all aspects of director compensation to ensure compensation reflects the time and effort expended and remains appropriate within the market. The board determines the form and amount of director compensation based on the recommendation of the corporate governance committee.

In reviewing the compensation paid to directors, compensation was benchmarked against market data gathered within the same peer group used for executive compensation. In aggregate, the compensation delivered in 2010 positioned the directors near the median of the peer companies.

ELEMENTS OF DIRECTOR COMPENSATION

Annual fees indicated below are not applicable to directors who are also employees of the bank or its subsidiaries, such as Mr. Clark.

Item or Service	Annual Fee
Chairman of the board(1)	$200,000

Director retainer(2)	$75,000

Additional committee memberships(3)	$15,000

Special meetings(4)	$1,500

Chair of the audit committee	$40,000

Chair of other board committees	$25,000

Travel fee for directors based outside of Ontario(5)
• Principal residence in Québec	$10,000
• Principal residence West of Ontario or East of Québec	$20,000
• Principal residence in U.S.	$35,000

Notes:

(1)	Does not receive any other annual or special meetings fees

(2)	Includes any compensation for serving on one committee

(3)	Additional committee fee is applied to directors who serve on more than one committee (Includes observer attendees)

(4)	For each special meeting in excess of five special board or committee meetings attended during the fiscal year

(5)	Allowance in recognition of time spent traveling to meetings

Under the Outside Director Share Plan, a non-employee director may elect to receive all or a portion of his or her annual fees (paid quarterly) in the form of cash, common shares and/or deferred share units. Deferred share units are phantom share units that track the price of the common shares, receive additional units when dividends are paid on common shares and have no voting rights. Deferred Share Units are valued using either the average cost of common shares purchased under the Outside Director Share Plan on the purchase date or, if no cost on the purchase date has been established, the closing price for common shares on the TSX on the trading day prior to the purchase date or grant date. Units may be redeemed in cash after the director leaves the service of the board.

In addition to annual fees, non-employee directors may be entitled to an equity award paid in the form of deferred share units under the Outside Director Share Plan. Amounts of equity awards to directors made in 2010 are indicated in the Director Compensation table later in the section.

DIRECTOR SHARE OWNERSHIP REQUIREMENTS

Under the bank’s director share ownership requirement, non-employee directors are expected to acquire common shares with a value equivalent to at least six times their respective annual retainer. Deferred share units are considered the equivalent of common shares for the purposes of the directors’ share ownership requirement.

Directors have five years from their respective first election date to meet the share ownership requirement. A minimum of 60% of the annual fees (excluding any equity grant) payable to a director must be received in the form of deferred share units or common shares until the share ownership requirement has been achieved. Directors who are also officers are subject to separate share ownership requirements as described on page 29 in the Approach to Compensation section of this circular.

The current share ownership requirements for non-employee directors are:

•	Chairman of the board: 6 x annual retainer (6 x $200,000 = $1,200,000); and

•	Other directors: 6 x annual retainer (6 x $75,000 = $450,000).

All non-employee director nominees have acquired common shares and deferred share units, the total value of which is equivalent to or exceeds the director share ownership requirement described above except for Ms. Brinkley, who joined the board of directors in September 2010 and is accumulating shares or their equivalent in accordance with director share ownership guidelines. Share ownership levels of the director nominees are set out starting on page 6 of this circular.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  13

DIRECTOR COMPENSATION TABLE

The following table summarizes compensation paid to non-employee directors during 2010.

	Annual Fees
			Special			Total	Share-
	Annual	Additional	Meetings	Committee	Travel	Annual	based	All Other
Name(1)	Retainer	Committee	Fees	Chairman	Allowance	Fees(2)	awards(3)	Compensation	Total(4)
William E. Bennett(5)	$75,000	$15,000	$10,500	$40,000	$35,000	$175,500	$90,000	$134,966	$400,466
Hugh J. Bolton	$75,000	nil	nil	nil	$20,000	$95,000	$90,000	nil	$185,000
John L. Bragg	$75,000	nil	$1,500	nil	$20,000	$96,500	$90,000	nil	$186,500
Amy W. Brinkley(6)	$12,500	nil	nil	nil	$5,833	$18,333	$105,000	nil	$123,333
Wendy K. Dobson	$75,000	nil	$1,500	nil	nil	$76,500	$90,000	nil	$166,500
Donna M. Hayes(7)	$37,500	$7,500	nil	nil	nil	$45,000	nil	nil	$45,000
Henry H. Ketcham	$75,000	nil	nil	nil	$20,000	$95,000	$90,000	nil	$185,000
Pierre H. Lessard	$75,000	nil	nil	nil	$10,000	$85,000	$90,000	nil	$175,000
Brian M. Levitt(8)(9)	$75,000	$7,500	$3,000	nil	$10,000	$95,500	$140,000	nil	$235,500
Harold H. MacKay	$75,000	$15,000	$10,500	$25,000	$20,000	$145,500	$90,000	nil	$235,500
Irene R. Miller	$75,000	nil	$3,000	nil	$35,000	$113,000	$90,000	nil	$203,000
Nadir H. Mohamed	$75,000	nil	$3,000	nil	nil	$78,000	$90,000	nil	$168,000
Roger Phillips(10)	$37,500	nil	nil	nil	$10,000	$47,500	nil	nil	$47,500
Wilbur J. Prezzano	$75,000	$15,000	$6,000	$25,000	$35,000	$156,000	$90,000	nil	$246,000
William J. Ryan(11)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	$719,957	$719,957
Helen K. Sinclair(8)	$75,000	$7,500	nil	nil	nil	$82,500	$90,000	nil	$172,500
Carole S. Taylor	$75,000	nil	$6,000	nil	$20,000	$101,000	$90,000	nil	$191,000
John M. Thompson(12)	$200,000	nil	nil	nil	nil	$200,000	$100,000	nil	$300,000

Notes:

(1)	Mr. Clark does not appear in this table as he is an employee-director and a named executive officer. Mr. Clark does not receive any compensation for serving as a director of the bank or subsidiary boards (TD Bank US Holding Company, formerly TD Banknorth Inc., TD Bank, N.A. and TD Bank USA, N.A.). Details of compensation received by Mr. Clark in his capacity as Group President and CEO of the bank are provided in the Summary Compensation Table in this circular.

(2)	Amounts shown in the Total Annual Fees column were received entirely in deferred share units or common shares, instead of cash, except as follows:

Name	Annual Retainer	Other Annual Fees
William E. Bennett	50% Cash + 50% Deferred Share Units	50% Cash + 50% Deferred Share Units

Hugh J. Bolton	100% Cash	100% Cash

Wendy K. Dobson	100% Cash	100% Cash

Harold H. MacKay	100% Cash	100% Deferred Share Units

Helen K. Sinclair	100% Cash	100% Cash

(3)	Deferred share units awarded on December 13, 2010 relate to the period from November 1, 2010 to October 31, 2011. The grant date fair value is determined using the closing price for common shares on the TSX on the trading day prior to the grant date. Also included is Ms. Brinkley’s equity award in October 2010 of $15,000 reflecting her service during the 2010 fiscal year.

(4)	The total director compensation awarded in fiscal 2010, which includes the Total Annual Fees as disclosed in the Director Compensation Table and equity awarded on December 14, 2009, was $3,113,491.

(5)	All other compensation represents the fees paid to Mr. Bennett for serving as a board member of TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A., each a subsidiary of the bank.

Total fees paid to Mr. Bennett for service on the subsidiary boards comprised of: U.S.$50,000 annual director retainer; U.S.$25,000 audit committee chair; U.S.$10,000 for serving on two committees; and U.S.$5,000 travel allowance. Mr. Bennett also received an equity grant of U.S.$40,000 on December 15, 2010 in respect of his service on the subsidiary boards.

The exchange rate used to convert U.S. dollars to Canadian dollars was the Bank of Canada average exchange rate for the period of November 1, 2009 to October 31, 2010 (C$1.04 = U.S.$1.00).

(6)	Ms. Brinkley was appointed as a director on September 22, 2010 and her annual fees were pro-rated accordingly. Ms. Brinkley received an equity award in October 2010 of $15,000 in addition to an equity award of $90,000 in December 2010.

(7)	Ms. Hayes did not stand for re-election at the annual meeting held on March 25, 2010 and her annual fees were pro-rated accordingly.

(8)	Mr. Levitt and Ms. Sinclair served on two committees for half of fiscal 2010. As such, their additional committee fees were pro-rated accordingly.

(9)	Mr. Levitt was appointed as chairman of the board on January 1, 2011 and his annual equity grant awarded on December 13, 2010 was adjusted accordingly.

(10)	Mr. Phillips did not stand for re-election at the annual meeting held on March 25, 2010 and his annual retainer fees were pro-rated accordingly.

14  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

(11)	Mr. Ryan did not stand for re-election at the annual meeting held on March 25, 2010. Mr. Ryan did not receive any compensation for serving as a director of the bank or subsidiary boards (TD Bank US Holding Company, TD Bank, N.A. and TD Bank USA, N.A.). Pursuant to his employment agreement with the bank and TD Bank US Holding Company, Mr. Ryan received compensation totaling U.S.$693,467 in 2010. The exchange rate used to convert U.S. dollars to Canadian dollars was the Bank of Canada average exchange rate for the period of November 1, 2009 to October 31, 2010 (C$1.04 = U.S.$1.00).

(12)	Mr. Thompson stepped down as chairman of the board immediately prior to January 1, 2011 and his annual equity grant awarded on December 13, 2010 was adjusted accordingly.

EQUITY TABLES

Under bank legacy stock incentive plans, certain non-employee directors were granted stock options as part of their director compensation. Such options were awarded from December 1998 to December 2001 and have all vested. No options have been awarded to non-employee directors since that time. The following table sets out the relevant information regarding options awarded to each of the following non-employee directors in December 2001 under the plans.

				Value of Unexercised
	Number of securities			In-the-money
	underlying	Option Exercise		Option-based
	Unexercised Options	Price	Option Expiration	Awards(1)
Name	(#)	($)	Date	($)
Henry H. Ketcham	3,700	$40.98	December 13, 2011	$123,099
Pierre H. Lessard	3,700	$40.98	December 13, 2011	$123,099
Roger Phillips	3,700	$40.98	December 13, 2011	$123,099

Note:

(1)	Represents the dollar amount of in-the-money unexercised options based on the difference between the closing price of common shares on the TSX on December 31, 2010, which was $74.25, and the exercise price of the option.

In addition to the option awards described above, Messrs. Bennett, Prezzano and Ryan currently hold options to purchase 2,132, 2,132 and 115,992 common shares, respectively, which were received in connection with the privatization of TD Banknorth Inc. on April 20, 2007, whereby certain options to purchase shares of TD Banknorth Inc. were converted into options to acquire common shares. The number of common shares following the conversion was calculated in accordance with the Merger Agreement relating to the privatization. Messrs. Bennett and Prezzano previously received their TD Banknorth options as director compensation while Mr. Ryan previously received his TD Banknorth options as executive compensation.

The following table sets out the relevant information regarding options granted to each of Messrs. Bennett, Prezzano and Ryan which are currently outstanding:

					Value of Unexercised
	Number of securities				In-the-money
	underlying	Option Exercise			Option-based
	Unexercised Options	Price		Option Expiration	Awards(1)
Name	(#)	($)		Date	($)
William E. Bennett	1,066	US$	57.38	May 24, 2015	$17,950
	1,066	US$	55.11	May 9, 2016	$20,357
Total	2,132				$38,307

Wilbur J. Prezzano	1,066	US$	57.38	May 24, 2015	$17,950
	1,066	US$	55.11	May 9, 2016	$20,357
Total	2,132				$38,307

William J. Ryan(2)	38,664	US$	58.58	March 1, 2015	$604,901
	77,328	US$	54.23	March 1, 2015	$1,544,361
Total	115,992				$2,149,262

Note:

(1)	Represents the dollar amount of in-the-money unexercised options based on the difference between the closing price in U.S. dollars of common shares on the NYSE on December 31, 2010, which was U.S.$74.31 and the exercise price of the option. The exchange rate used to convert the value of unexercised in-the-money option-based awards into Canadian dollars was the Bank of Canada exchange rate on December 31, 2010 (C$0.99 = U.S.$1.00).

(2)	Upon retirement, Mr. Ryan’s stock options expire the earlier of 5 years following his retirement date, or the original date. Mr. Ryan retired on March 1, 2010 and his option expiry dates have been amended to March 1, 2015.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  15

CORPORATE GOVERNANCE

The board of directors is committed to acting in the best interests of the bank and its shareholders. The board fulfils its role directly and through committees to which it delegates certain responsibilities. The board and its committees are focused on the continued improvement of our governance principles and practices. Maintaining our leadership position in corporate governance requires constant review of these principles and practices to be sure they meet or exceed evolving best practices and regulatory guidance.

This section contains reports of the corporate governance, audit and risk committees outlining their key charter responsibilities and highlighting certain tasks performed by each committee during 2010. The report of the human resources committee and information on executive compensation at the bank follows. Under rules adopted by Canadian securities regulatory authorities, the bank is required to disclose information relating to its corporate governance practices. The bank’s disclosure is set out in Schedule B to this circular. Additional information relating to corporate governance at the bank may be found on our governance website at www.td.com/governance.

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

The corporate governance committee, chaired by the chairman of the board, is responsible for developing the bank’s corporate governance principles aimed at fostering a healthy governance culture at the bank.

The committee’s charter responsibilities include:

•	Reviewing: the competencies and skills of the board, its committees and potential candidates for membership on the board; the compensation of the directors of the bank; the bank’s policies in respect of ethical personal and business conduct; the bank’s corporate governance principles; criteria for selecting new directors and the board’s approach to director independence.

•	Overseeing: the bank’s communications with its shareholders, other interested parties and the public through a communication policy that is both proactive and responsive.

•	Monitoring: regulatory developments, trends and guidance in corporate governance; the orientation program for new directors; the ongoing education of directors; and the process for the assessment and evaluation of the board, its committees, committee chairs and the chairman of the board.

•	Recommending: an appropriate structure and composition of the board and its committees to the board.

•	Identifying: individuals qualified to become board members and recommending to the board the director nominees for the next annual meeting of shareholders.

The committee confirms that it has fulfilled its responsibilities in 2010 in the best interests of shareholders. In carrying out these responsibilities, the committee particularly focused on the following initiatives to further improve the bank’s governance processes and practices:

•	Board Composition: Each year, the committee carefully examines the composition of the board, including issues relating to its size, and balances factors such as age, geographical, professional, and industry representation. Every effort is made to promote diversity on the board, including by the advancement of women and minorities and persons with disabilities. During 2010, the committee undertook a broad search for a new director with significant risk management experience, and recommended that the board appoint Ms. Amy Woods Brinkley as a new director and member of the risk committee. Ms. Brinkley’s skills, qualifications and background are a valued addition to the board.

•	Chairman Succession: The committee annually reviews succession plans for the board, chairman of the board, and committee chairs. In 2010, the committee extensively reviewed the issues in connection with the short and longer-term succession planning for the board and the roles of the chairman of the board and committee chairs. Of note, the committee recommended that the board appoint Mr. Brian M. Levitt as chairman of the board. His appointment became effective January 1, 2011. As chairman of the board, Mr. Levitt also became the chair of the corporate governance committee.

•	Subsidiary Governance: One of the committee’s responsibilities is to oversee the development of appropriate procedures in connection with board and/or committee oversight of key subsidiaries of the bank. In 2010, the committee approved a new Global Subsidiary Governance Policy. This Policy serves to provide the framework for subsidiary governance through centralization of oversight and the promotion of evolving appropriate good practices in subsidiary governance for the bank’s wholly-owned subsidiaries worldwide. This Policy supplements the bank’s governance model and enhances the bank’s proactive risk management approach to subsidiary governance. Pursuant to the Policy, a specific Guideline has been established articulating the balance of oversight responsibilities between the board of directors and the boards of certain key U.S. subsidiaries.

The board and its committees continually evaluate and improve the corporate governance policies and procedures of the bank. For more detailed information about our system of corporate governance, please see the discussion in Schedule B to this circular.

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The committee is composed entirely of independent directors. In 2010, the committee met five times. As at October 31, 2010, the following individuals served as members of the corporate governance committee:

John M. Thompson (chair) — member since 2002	Hugh J. Bolton — member since 2009
Brian M. Levitt — member since 2010

REPORT OF THE AUDIT COMMITTEE

The audit committee is responsible for supervising the quality and integrity of the bank’s financial reporting. This includes oversight over the integrity of the bank’s financial controls and effectiveness of the internal and external audit functions. The committee also fulfills the responsibilities of the bank’s conduct review committee under the Bank Act, which include receiving reports on and approving, if appropriate, certain related party transactions and monitoring compliance with the procedures for resolving conflicts of interest. Also, the committee acts as the audit committee and conduct review committee for certain subsidiaries of the bank. The committee meets regularly with the shareholders’ auditor and the chief auditor (who heads the bank’s internal audit department) without management present, and separately with the chief executive officer, chief financial officer and the chief compliance officer, and alone. The audit committee also oversees the establishment and maintenance of internal control processes that ensure compliance with legal and regulatory requirements that impact the bank.

Members of the committee are expected to be financially literate or be willing and able to acquire the necessary knowledge quickly. In addition, the board has determined that there is at least one audit committee member who has the attributes of an audit committee financial expert as defined in the U.S. Sarbanes-Oxley Act of 2002.

The committee’s charter responsibilities include:

•	Reviewing: the bank’s annual and interim financial statements and management’s discussion and analysis, and the selection, compensation and retention of the shareholders’ auditor.

•	Evaluating: the effectiveness of the shareholders’ auditor, chief financial officer, chief auditor, chief compliance officer and chief anti-money laundering officer, and the bank’s internal controls that ensure compliance with laws, regulations and the bank’s own policies.

•	Examining: trends and best practices in financial reporting and compliance with the bank’s policies in respect of ethical personal and business conduct.

•	Monitoring: key accounting policies of the bank and key estimates and judgments of management with management and the shareholders’ auditor.

The committee confirms that it has fulfilled its responsibilities in 2010 in the best interests of shareholders. In carrying out these responsibilities, the committee particularly focused on the following initiatives:

•	International Financial Reporting Standards (IFRS): As part of the committee’s responsibility to oversee reliable, clear and accurate financial reporting to shareholders, the committee spent considerable time reviewing and monitoring the status of the bank’s IFRS implementation project including key issues and decisions relating to transition, associated risks and any related filing requirements for the bank.

•	Fair Value Governance: The committee has oversight of fair value practices as part of its responsibility for the bank’s financial reporting and disclosure. In 2010, the committee implemented an annual review and report on the fair value governance and control framework at the bank. In addition, its charter was amended to make it explicit that the committee is responsible for overseeing that there are adequate governance structures and control processes for all financial instruments that are measured at fair value for financial reporting purposes.

For further information on the audit committee, see the discussion starting on page 19 of the bank’s 2010 annual information form (www.sedar.com or www.td.com/investor/other.jsp).

The committee is composed entirely of independent directors. In 2010, the committee met nine times. As at October 31, 2010, the following individuals served as members of the audit committee:

William E. Bennett (chair) — member since 2005	Irene R. Miller — member since 2006
John L. Bragg — member since 2004	Nadir H. Mohamed — member since 2008
Harold H. MacKay — member since 2010

REPORT OF THE RISK COMMITTEE

The risk committee is responsible for overseeing the management of TD Bank Group’s risk profile and the implementation of an effective risk management culture throughout the organization. The committee approves enterprise-wide risk management policies that support compliance with the bank’s risk appetite, and monitors the management of risks and risk trends.

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The committee’s charter responsibilities include:

•	Approving: TD’s risk appetite and related metrics and TD risk management policies that establish the appropriate approval levels for decisions and other controls to manage the risk to which the bank is exposed, including TD’s major risk types: market, operational, liquidity, credit, regulatory and legal, reputational risk and insurance.

•	Identifying and Monitoring: key risks for TD including evaluating their management.

•	Reviewing: TD’s actual risk profile against risk appetite metrics.

•	Providing: a forum for analysis of an enterprise view of risk including considering trends and emerging risks.

The committee meets regularly without members of management present, and separately with each of the chief executive officer and the chief risk officer without other members of management present.

The committee confirms that it has fulfilled its responsibilities in 2010 in the best interests of shareholders. The committee, together with the full board of directors, has been, and will continue to be, focused on providing strategic counsel and fostering substantive dialogue with management on risk matters.

Highlights of the committee’s work in the 2010 financial year include:

•	Risk Appetite: TD’s Enterprise Risk Appetite Framework was approved by the committee in 2009. This year, the committee supported refinements to the Framework further enhancing TD’s risk culture and organizational understanding of how TD views risk and its risk tolerances. The committee also reviewed Risk Management’s assessment of TD’s risk performance against TD’s Risk Appetite Statement as a key consideration in the decision making process for senior management compensation.

•	Governance, Risk and Control: Following last year’s comprehensive review of the bank’s governance, risk and control framework (GRC), the committee oversaw TD’s implementation of the resulting enhancements to strengthen GRC across TD. The committee remains committed to monitoring the sustainability of these enhancements.

•	Emerging Risk: The committee oversaw the development of a formal emerging risk identification process which provides for the committee to both contribute to, and be informed of, the inventory of emerging risks affecting TD. The process is designed to define and identify emerging risks, assess and prioritize these risks across business segments and risk types, determine TD’s response and monitor these risks on an ongoing basis.

•	Risk Management Initiatives: Over the course of the year, the committee reviewed a number of presentations on risk management initiatives including compliance with risk management policies and risk limits, the results of enterprise risk stress testing, and the formalization of the internal capital assessment process. In addition, the committee requested and participated in a number of presentations from management on issues of specific relevance, including risk infrastructure initiatives, counterparty exposures, and special economic reports.

•	Risk Management Reports: In addition to the quarterly enterprise risk dashboards, which were enhanced in 2010 to include specific reporting of performance against TD’s risk appetite, the committee received updates on the management of TD’s major risk types and reports on TD’s risk exposure across the organization including the amount, nature, characteristics, concentration and quality of TD’s credit portfolio as well as any significant exposures relating to major risks. In addition, the committee considered the results of reviews by TD’s regulators and supervisors relating to TD’s risk management function and activities and oversaw management’s actions in response.

For more information on how TD manages risk, please see the discussion beginning on page 56 of the bank’s 2010 MD&A available at www.td.com/investor/index.jsp.

The committee is composed entirely of independent directors. In 2010, the committee met 12 times. As at October 31, 2010, the following individuals served as members of the risk committee:

Harold H. MacKay (chair) — member since 2004	Wilbur J. Prezzano — member since 2003
William E. Bennett — member since 2004	Helen K. Sinclair — member from 2002 — 2003 and since 2010
Amy W. Brinkley — member since 2010	Carole S. Taylor — member since 2009
Wendy K. Dobson — member from 2002 — 2004 and since 2008

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HUMAN RESOURCES COMMITTEE
LETTER TO SHAREHOLDERS

Dear Shareholder,

TD has a longstanding commitment to transparency when it comes to communicating with investors, customers and the public. That commitment also extends to the decisions we make about compensation. We think it’s important that shareholders have a clear understanding of not only what we pay our executives, but also of the considerations that drive our decision-making process each year.

In 2010, shareholders voted on the bank’s approach to compensation for the first time. We were pleased with the overwhelming support received. However, we have continued to fine-tune the approach to make sure that we are motivating the right behaviours and aligning pay decisions with the creation of sustainable, long-term shareholder value.

The details of TD’s approach to compensation are discussed in the Compensation Discussion and Analysis section of this circular. As you consider your say-on-pay vote this year, we would like to draw your attention to the following highlights:

2010 PERFORMANCE AND COMPENSATION

When determining compensation, the committee considers a number of financial and non-financial performance measures that were selected due to their alignment with the bank’s strategy of producing long-term, profitable growth by building great franchises and delivering value to our customers, shareholders and communities.

As highlighted by the table, TD had a great year in 2010, with record adjusted earnings of over $5 billion. These earnings were anchored by very strong performance from our retail businesses on both sides of the border, with U.S. operations delivering record adjusted earnings of over $1 billion.

The bank’s performance exceeded North American peers on several key financial measures, and customer satisfaction increased during the year. The bank’s focus on the customer was recognized with numerous awards, including TD Canada Trust being named highest in customer satisfaction among the big five Canadian banks for the fifth year in a row by J.D. Power and Associates.

Performance Measure(1)	2010	Comment(2)
Net Income After Tax	$5,228	10.9% growth; 11.6% 5-year CAGR

Earnings Per Share Growth	8%	Target of 7% to 10% per year

1-Year Total Shareholder Return at October 31, 2010	23.4%	22.2% Cdn bank peer avg; 9.0% NA peer avg

Return on Risk Weighted Assets	2.63%	1.98% Cdn bank peer avg; 1.8% NA peer avg

Customer Experience Index(3)	28.6%	Target of 25.5%

Notes:

(1)	Performance indicators that include an earnings component are based on TD’s full-year adjusted results as explained in “How the Bank Reports” on page 9 of the 2010 annual report. For peers, earnings have been adjusted on a comparable basis to exclude identified non-underlying items. For further information see note 1 on page 34 of this circular.

(2)	Canadian bank peers include Royal Bank of Canada, Scotiabank, Bank of Montreal and Canadian Imperial Bank of Commerce. The North American peer group also includes US Bancorp, PNC Financial, Sun Life Financial, and Manulife Financial.

(3)	Customer Experience Index is a measurement program that tracks TD customers’ loyalty and advocacy.

When determining compensation, the committee also considers risks taken by the bank to achieve the results during the year. In 2010, the annual review conducted by the chief risk officer confirmed that all business segments operated in accordance with the enterprise Risk Appetite statements.

Despite the outstanding 2010 business performance and the positive assessment of risk for the year, the human resources committee agreed with management’s recommendation to apply a reduction of 15% to the results calculated using the Executive Compensation Plan formulas when determining the final payouts for Ed Clark, TD’s CEO, and his direct reports. This discretionary decision was made to moderate year-over-year compensation increases in light of the economic environment that contributed to better than expected earnings in Wholesale Banking and fewer credit losses than anticipated when the NIAT targets for the Executive Compensation Plan were established. We commend management for this conservative recommendation.

For 2010, the board approved total compensation for Ed Clark of $11,275,000 which represents an increase of 8.4% over 2009 compensation. The board believes that this increase is appropriate given performance during the year. The discretionary adjustment noted above reduced compensation by $1,340,000 compared to the result calculated strictly by formula.

A BALANCED APPROACH USING INFORMED JUDGMENT

We take a balanced approach to compensation that is intended to attract, retain and reward talent in alignment with the creation of long-term, profitable growth. Outcomes are determined after consideration of a number of internal and external performance measures relative to the defined peer group. In the compensation plan for executives, performance achieved against these key measures has resulted in narrow payout ranges above and below the target incentive opportunity. In addition, the committee retains full discretion to reduce calculated outcomes and maturing equity awards to as little as zero to deal with unforeseen circumstances or to adjust for undesirable outcomes. For our executives, the higher relative weighting of equity in their pay mix and the post-termination hold requirements sustains their alignment with long-term shareholder value.

We use informed judgment and discretion when determining final compensation pools and individual awards. We believe this judgment is critical to ensuring that final awards appropriately reflect risk, as well as other unexpected circumstances that arise during the year. Over the past three years, the committee has twice applied negative discretion to calculated awards for the CEO and his direct reports. We believe that the discretionary reductions were appropriate given the external environment — an

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outcome that would not have been possible if we had relied on formulas alone. The result of our balanced approach over time (highlighted in the graph on page 42 of this circular) has been modest growth in aggregate compensation awarded to the named executive officers of 3% relative to growth in Adjusted Net Income of 76% during the same five year period.

RISK AND COMPENSATION

Effective risk management is a critical component of TD’s culture and business strategy. To reflect the importance of risk management, we worked to enhance our compensation programs to make sure risk is considered throughout the process. From the design and determination of year-end pools and individual awards, to potential adjustments to previously awarded compensation, risk is considered. The aim is to reward sustainable growth achieved within the bank’s stated risk appetite.

We are continuously working to improve how we factor risk management into compensation decisions. Adjusting compensation for risk is challenging, since there is no generally accepted approach and no simple formula to determine the right outcome. As a result, our approach is to use discretion and to apply judgment to modifying mathematically determined awards.

To help us make discretionary decisions related to risk, we use an Enterprise Risk Scorecard. This is a report presented by the chief risk officer to the risk and human resources committees which assesses the enterprise and business segments performance against the bank’s risk appetite. The scorecard emphasizes the key drivers of risk resulting from the external environment and management’s actions. This helps the committee ensure that compensation reflects performance aligned against the bank’s risk appetite.

GOVERNANCE AND REGULATORY ALIGNMENT

Following a comprehensive review in 2009, we continued to work with management and with the committee’s independent advisor, Frederic W. Cook & Co., to ensure alignment with evolving regulatory requirements and industry best practices. In 2010, we extended the committee’s oversight to include all material compensation plans and commissioned an independent review of these plans to confirm alignment with Office of the Superintendent of Financial Institutions (OSFI) and Financial Stability Board (FSB) principles for sound compensation practices and effective risk management. The review was completed by an independent governance firm and confirmed that TD was in material alignment with OSFI and FSB principles and effective risk management.

MANAGING EXECUTIVE TALENT

As the bank continues to execute its North American growth strategy, it is critical that the approach to compensation is integrated with the talent strategy required to attract, retain, and reward the right executive talent. To ensure this happens, in addition to compensation, we have continued to focus on talent management and progress against the bank’s strategy to build for the future, including a strong focus on succession planning for the bank’s most senior executives.

During the year, we monitored progress against development plans for senior executives, received updates on talent management plans across the organization, and reviewed organizational changes designed to support plans to build for the future.

CONCLUSION

We believe the approach to compensation on which you are being asked to vote is right for the bank, its executives and its shareholders. Furthermore, we are confident that the bank’s compensation programs provide the committee with the tools to appropriately consider risk-adjusted performance over time, and attract, retain, and reward executives for creating sustainable value for shareholders over the long term.

We also believe that communication and open dialogue are important to our ongoing evaluation of the effectiveness of our compensation programs and compensation decisions. We welcome your feedback and any questions you may have ahead of the vote. We invite you to write to us c/o TD Shareholder Relations at the following e-mail address: tdshinfo@td.com. E-mails from shareholders that are addressed to the chairman of the board and express an interest to communicate directly with the independent directors on this topic will be provided to us.

Brian Levitt	Bill Prezzano
Chairman of the Board	Chair of the Human Resources Committee

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REPORT OF THE HUMAN RESOURCES COMMITTEE

Highlights:

•	The committee oversees the bank’s compensation programs as well as talent management and succession planning.

•	The committee engages independent consultants to assist in executing its compensation and regulatory responsibilities.

The human resources committee is responsible for overseeing TD’s compensation programs including base salary, incentive compensation (cash and equity), pension, benefits, and perquisites. In addition, the committee oversees talent management strategy and progress as well as succession planning for the senior-most executives of the bank. This oversight includes setting objectives, evaluating performance, and recommending the compensation for the CEO of the bank.

In the 2010 financial year, the committee’s work included:

•	Reviewing the candidates for CEO and Senior Executive Team succession with the board as part of the succession planning process for these positions including discussion of development plans;

•	Setting performance objectives for the CEO, evaluating performance against these objectives, and recommending compensation to the full board of directors for approval;

•	Joint meeting with the risk committee to obtain information required to appropriately consider risk when determining year-end compensation pools;

•	Approving compensation for direct reports of the CEO (including the named executive officers and the chief risk officer), the chief auditor, the chief compliance officer, and the top 50 paid employees across the bank;

•	Commissioning an independent review of material compensation plans that confirmed material alignment with FSB principles and effective risk management; and,

•	Extending committee oversight beyond executive compensation plans to include all material compensation plans.

Independent Advisors

To assist in executing its responsibilities, the committee hires an independent compensation advisor who reports solely to the committee and does not provide any services to management. As the committee’s advisor, Frederic W. Cook & Co. provides independent advice and counsel on meeting content, management’s recommendations, governance trends, and other items as requested by the committee. In addition, Frederic W. Cook & Co. assists the committee in developing compensation recommendations for the CEO.

The committee has sole authority to approve the amount of the independent advisor’s fees. Frederic W. Cook & Co. was paid U.S.$223,474 for the services provided to the committee during fiscal 2010, and U.S.$149,159 for services provided during fiscal 2009.

In addition to the ongoing advice and counsel provided by Frederic W. Cook & Co., in 2010, the committee commissioned an independent review of the bank’s material compensation plans to confirm material alignment with FSB principles and effective risk management. The review was completed by the independent firm Global Governance Advisors (GGA) under the oversight of the chief auditor and chief risk officer. GGA was paid $317,675 for the independent review, and provided no other services to the committee or management during 2010.

Committee Composition

In keeping with best practices, the committee is composed entirely of independent directors who are knowledgeable about issues related to human resources, talent management, compensation, and risk management. The committee met seven times during the fiscal year-ended October 31, 2010, and held a portion of each meeting excluding management.

The following directors served on the committee in 2010:

Henry H. Ketcham — member since 2006	Pierre H. Lessard — member since 2003
Brian Levitt — member since 2010	Wilbur J. Prezzano (chair) — member since 2003
Helen K. Sinclair — member since 2004	John M. Thompson — member since 1992

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COMPENSATION DISCUSSION AND ANALYSIS

At the annual meeting, shareholders will be casting a non-binding advisory vote on the bank’s approach to compensation as outlined in the Report of the Human Resources Committee and the Approach to Compensation section contained on pages 21 to 32 of this circular. To facilitate the vote, the executive compensation disclosure in this circular has been organized to present this section separately from other compensation-related information. We encourage you to read the disclosure, and to participate in the advisory vote.

Disclosure is presented in the following sections of the circular:

Approach to Compensation (pages 22 to 32)

This section provides shareholders with information on the principles considered when designing compensation programs, the key design characteristics of the Executive Compensation Plan and equity plans, and the alignment of the bank’s compensation programs to the Principles for Sound Compensation Practices published by the FSB, an international body that is playing a key role in compensation reform initiatives for financial institutions.

2010 Performance and Compensation (pages 32 to 43)

This section describes the link between actual pay and performance in 2010 for the named executive officers. Details are provided about the bank’s performance, about the performance of the named executive officers, and about the impact of both bank and individual performance on the determination of compensation awards under the Executive Compensation Plan. This section also discloses the actual compensation awarded to the named executive officers.

Additional Disclosure (pages 43 to 54)

This section provides additional information required by regulators or recommended disclosure best practices. Included are details about material risk takers, the key design characteristics of the TD Securities Performance Compensation Plan, pension plans, termination and change of control benefits, and the stock option program.

APPROACH TO COMPENSATION

Highlights:

•	Risk is considered throughout the compensation process to ensure appropriate incentives and alignment between pay and risk-adjusted performance.

•	Committee can reduce cash incentives and equity compensation awards to zero.

•	Significant portion of compensation for senior executives is awarded as equity that cliff vests after a minimum of three years.

•	Equity awarded as share units can be adjusted by ±20% at maturity based on an evaluation of performance versus the bank’s risk appetite over the three year deferral period. Awards can be reduced below the 20% to as low as zero in unforeseen or undesirable circumstances.

•	Individual incentive compensation awards are impacted by an evaluation of leadership, risk, and control behaviours.

•	Share ownership guidelines extend post retirement for all executives at the executive vice president level and above.

•	Bank programs were independently reviewed and determined to be in material alignment with the Financial Stability Board’s Principles for Sound Compensation Practices.

EXECUTIVE COMPENSATION PRINCIPLES

The objective of the bank’s executive compensation strategy is to attract, retain and motivate high performing executives to create sustainable value for shareholders over the long term. To achieve this objective, the executive compensation program is based on the following principles:

1.	Align with the bank’s business and talent strategy — link executive compensation with the achievement of specific strategic business objectives and the bank’s performance as a whole.

2.	Effective Risk Management — ensure plan design does not create an incentive for risk taking outside of the bank’s risk appetite and review each plan regularly to ensure that it is operating as intended.

3.	Align to shareholder interests — align the interests of executives with those of long-term shareholders through effective policy and plan design.

4.	Good Corporate Governance — strive to be a market leader on governance issues and continually review and, as appropriate for the bank, adopt compensation practices that align with evolving best practices.

5.	Pay for Performance — align with the bank’s desire to create a performance and development culture and create clear relationships between pay and performance.

6.	Pay Competitively — set target compensation to ensure competitiveness in the markets where TD competes for talent.

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Over the past several years, a focus of regulators has been ensuring that compensation programs, policies and practices align with effective risk management. As a result, the bank made a number of changes to ensure that risk is a key consideration throughout the compensation process.

Process Step	Risk Considerations
1. Plan Design
•  All executive compensation plans incorporate a risk adjustment that gives the committee the ability to modify mathematically determined pools to reflect risk or other relevant factors. Discretionary risk adjustments are not capped or otherwise limited, so all incentive awards can be reduced to zero where deemed appropriate.

•  Material compensation plan design is reviewed by the chief risk officer, and he must review and endorse any material changes to make sure that the design does not create an incentive for risk taking beyond the bank’s risk appetite.

2. Pool Determination
•  The pool of funds available for allocation as incentive awards under executive compensation plans is based on performance on internal measures (financial performance, customer experience), external measures relative to the peer group, and a discretionary risk adjustment made by the committee.

•  To support the discretionary risk adjustment, at year-end the chief risk officer presents an Enterprise Risk Scorecard to the risk and human resources committees. The scorecard assesses the enterprise and business segments performance against the bank’s risk appetite. This process allows the committee to appropriately consider risk when determining executive compensation pools, and to ensure that compensation is appropriately linked to the bank’s risk-adjusted performance.

3. Individual Award Decisions	• All variable compensation awarded (cash + equity) is based on performance during the year including risk adjustments as appropriate.

•  To ensure objective consideration of risk and/or audit issues the CEO and the Head of Human Resources meet with the chief auditor and chief risk officer in advance of making recommendations on year-end compensation decisions to get their views on areas of opportunity around control focus, culture, tone at the top, capability requirements, and/or organizational structure.

•  Senior vice presidents and above and all TD Securities employees are evaluated on a scorecard of governance, control, and risk management behaviours. Scorecard results are considered when year-end performance and compensation decisions are made.

•  The committee approves compensation for the direct reports of the CEO, the chief auditor, the chief compliance officer, and the 50 highest paid employees across the bank, including consideration of results on the scorecard measures.

4. Post Award Adjustments
•  100% of share units (which form the majority of equity compensation awarded at the bank) vest at the end of three years and, beginning with units granted in 2009, are subject to a risk adjustment of ± 20% at maturity based on an evaluation of performance versus the risk appetite over the three year deferral period.

• The committee has the ability to cancel unvested equity.

•  All awards under executive compensation plans are subject to clawback in the event of a material misrepresentation resulting in the restatement of financial results or a material error, within a 36 month look-back period.

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DESIGN OF THE EXECUTIVE COMPENSATION PLAN

The CEO, chief financial officer and other named executive officers as well as approximately 1,300 of the bank’s most senior executives including the chief auditor and chief compliance officer participate in the Executive Compensation Plan. There are four key steps in determining annual compensation awards under the Executive Compensation Plan:

 Establishing Target Total Direct Compensation

Under the plan, a total direct compensation target is determined at or near the start of the year or upon hire. Individual total direct compensation consists of an individual executive’s base salary plus variable compensation, which includes a cash incentive target and an equity compensation target.

For all executives, the target is reviewed annually, as well as at the time of any material change in role. The philosophy is to set the target total direct compensation to reflect the median of the competitive market, on average. Targets for an individual executive may be positioned above or below the median to reflect the experience, potential, performance, or other factors specific to the executive or role. The companies and positions considered as part of the competitive market reflect operational and geographical responsibilities that are similar to that of each executive, where available. For additional information see the discussion box below.

A significant portion of each executive’s total direct compensation is variable or “at risk”. This “at risk” portion of total direct compensation includes the cash incentive and the equity compensation awarded on an annual basis. Both are linked to performance during the year. If the individual’s or the bank’s performance is poor, “at-risk” compensation will decrease and conversely, if the individual’s or bank’s performance is strong, “at-risk” compensation will increase.

The equity compensation target is established to make sure that a meaningful portion of total direct compensation is awarded as equity which vests after a minimum of three years. The target cash/equity mix is based on executive level, with the portion that is awarded as equity increasing with the level of the executive. This practice, combined with high share ownership requirements (which are extended post-termination for senior executives), encourages retention and focuses the bank’s executives on executing business strategies, sustaining performance and growing value for shareholders over the long term.

Discussion Box — Benchmark Companies.  The companies and positions considered as part of the competitive market reflect operational and geographical responsibilities that are similar to that of each executive, where available. For the named executive officers, the following companies were considered when determining target compensation:

Ed Clark, Colleen Johnston — North American financial institutions of a similar size and scope of operations as the bank. Includes: Royal Bank of Canada, Canadian Imperial Bank of Commerce, Bank of Montreal, Scotiabank, Manulife Financial, Sun Life Financial, PNC Financial and US Bancorp.

Bob Dorrance, Tim Hockey — Large Canadian financial institutions. Includes: Royal Bank of Canada, Canadian Imperial Bank of Commerce, Bank of Montreal, Scotiabank, National Bank of Canada, Manulife Financial and Sun Life Financial.

Bharat Masrani — U.S. financial institutions of a similar size to TD Bank, America’s Most Convenient Bank. Includes: Sun Trust Banks, BB&T Corp, Regions Financial Corp, Fifth Third Bancorp, KeyCorp, Comerica Inc, M&T Bank Corp, Marshall & Ilsley Corp, Zions Bancorporation and Huntington Bancshares Inc.

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The following table highlights the current average base salary and target cash / equity mix of compensation by executive level:

		Group Heads and	Executive Vice	Senior Vice
	CEO	Deputy Chair	Presidents	Presidents	Vice Presidents
Base salary	14%	12%	14%	28%	40%

Annual incentive	17%	28%	36%	32%	30%

Cash compensation	31%	40%	50%	60%	70%

Equity compensation	69%	60%	50%	40%	30%

% at risk	86%	88%	86%	72%	60%

In addition to the guidelines above, employees who have the authority to make decisions that could have a material impact on the risk of the bank (see description of material risk takers on page 43 for more information) will have a minimum of 40% of total compensation awarded as equity.

 Evaluating Business Performance

Under the Executive Compensation Plan, business performance is evaluated and a business performance factor is calculated based on a combination of internal and external measures, as well as a risk adjustment as outlined below:

Each business segment has a business performance factor that can range from 0% to 155% of target. To protect against potential conflict of interest and to motivate enterprise thinking at a senior executive level, the business performance factors for all executives in risk and control functions, human resources, and for the direct reports of the CEO consider only enterprise wide performance and are not linked to the performance within a specific business segment.

Net Income After Tax (NIAT): The bank reports financial results in two ways — according to GAAP, and adjusted to remove items of note net of income taxes. The items of note relate to items which management does not believe are indicative of underlying business performance. All items of note are reviewed with the audit committee and are described in detail in the bank’s financial reporting. The committee believes that adjusted results provide a better understanding of performance, and as a result, adjusted NIAT results are used in the Executive Compensation Plan.

The Customer Experience Index (CEI): Customer experience is evaluated through the CEI which is a measure of a customer’s loyalty to TD gauged by their likelihood to recommend the bank to a friend or colleague. CEI is a measurement tool that has been designed to help the bank consistently deliver a genuinely differentiated customer experience. The score on the index is the result of thousands of customer interviews ensuring regular feedback for the customer facing positions that deliver on the bank’s strategy.

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Measure	Description
1. Internal
•  At the start of each fiscal year, for each business segment the committee approves the weighting of the TD NIAT, the business segment NIAT and the Customer experience measures, as well as the targets against which performance will be evaluated.

• At the end of each fiscal year, results on these measures are compared to the targets that were established, and the aggregate impact of each of the measures is capped at ± 20%.

2. External
•  At the start of each fiscal year, the committee reviews organizations that are similar in size and have a similar scope of operations to the bank, and approves the peer group that will be used to evaluate the bank’s relative performance.

•  The 2010 peer group consisted of the following 8 companies: Bank of Montreal, Canadian Imperial Bank of Commerce, Manulife Financial, PNC Financial Services, Royal Bank of Canada, Scotiabank, Sun Life Financial, and US Bancorp. Additional details on the peer companies are provided in the discussion box below.

•  At the start of each fiscal year, the committee approves a scorecard of performance measures that is used to evaluate performance against peers. For 2010, the primary measures were return on risk weighted assets, total shareholder return, and earnings per share growth.

•  The committee also approves other key performance indicators that will be monitored to ensure the bank is not a significant outlier relative to peers. For 2010, performance indicators were tier one capital, return on equity, operating leverage, and compensation and benefits expense ratio.

•  At the end of the fiscal year, the committee evaluates the bank’s relative performance on all of the scorecard measures and determines a quartile ranking that has a maximum impact of ± 20% on the business performance factor.

3a. Risk Adjustment
•  At year-end, the chief risk officer presents an Enterprise Risk Scorecard to the risk and human resources committees. The scorecard assesses the enterprise and business segment performance against the bank’s risk appetite. Final decisions on the appropriate discretionary risk adjustment to apply to the Executive Compensation Plan are made by the committee following the presentation.

3b. Other Discretionary Adjustments	• The committee also considers other relevant factors when determining the appropriate amount of discretion to apply.
• Typically the risk and other discretionary adjustments are limited to ± 15%; however, the committee may, in its sole discretion, reduce the business performance factor to as low as zero.

As outlined above, the plan incorporates significant committee judgment to adjust awards for risk or other factors and includes the ability to reduce incentive compensation awards in any year to zero should conditions warrant. The committee believes that the use of judgment when determining final compensation pools and individual awards is critical to make sure that final awards appropriately reflect risk, as well as other unexpected circumstances that arise during the year, and to eliminate the possibility of large unintended awards determined by a formula.

Discussion Box — Benchmark Companies

When developing the peer group, the bank considers North American financial institutions that are similar in size and scope of operations. Key metrics considered include assets, revenue and market capitalization.

Generally, organizations in the same industry that range from 50% to 200% of the bank’s size are considered comparable. As a result, the bank excluded U.S. diversified financial institutions such as Wells Fargo, Citibank, and Bank of America.

Note: Amounts in table are reported in millions of dollars.

Peer Company	Total Assets	Revenue	Market Capitalization

Bank of Montreal	$411,640	$12,210	$33,901

Bank of Nova Scotia	$526,657	$15,505	$56,747

Canadian Imperial Bank of Commerce	$352,040	$12,085	$30,571

Manulife Financial	$429,882	$40,234	$22,799

PNC Financial (U.S. $)	$260,133	$15,176	$28,190

Royal Bank of Canada	$726,206	$28,330	$77,437

Sun Life Financial	$211,025	$25,599	$16,427

U.S. Bancorp (U.S. $)	$290,654	$17,939	$46,416

Average	$401,030	$20,885	$39,061

TD	$619,545	$19,565	$64,203

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Determining Funds Available to Allocate

At the end of the fiscal year, the aggregate funds available for allocation as year-end incentive awards are determined by multiplying the variable compensation targets for all executives in the plan by the appropriate business performance factor:

Evaluating Individual Performance to Determine Individual Award

Once the aggregate funds available for allocation are determined, variable compensation awards for individual executives are made based on consideration of relevant factors.

Under the plan, awards to individual executives may range from 0% to 150% of the calculated funds available (i.e., individual variable compensation target x applicable business performance factor). As a result, the range of possible awards for an individual executive is from 0% to 232.5% of target with the top end achieved by multiplying the maximum possible business performance factor of 155% by the maximum possible individual performance multiplier of 150% (155% * 150% = 232.5%). However, the sum of individual awards should not exceed the aggregate funds available under the plan. In practice, awards to individual executives have been within a much narrower range than is theoretically possible under the plan.

In 2010, the bank enhanced year-end processes to make sure that non-financial measures were appropriately considered for senior executives prior to compensation decisions being made. For 2010, senior vice presidents and above were evaluated on a consistent set of leadership, risk, and control objectives that were embedded in the year-end performance assessments. All performance assessments factored in these required elements and were completed in advance of compensation being awarded.

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EQUITY COMPENSATION

To ensure executives remain focused on long-term shareholder value, and that actual compensation received is reflective of risk-adjusted performance over time, a significant portion of total compensation for executives is awarded as equity which vests over a period of time. The equity portion of compensation is delivered in a combination of stock options and/or share units according to the following target mix:

	CEO	Group Heads and	Executive Vice	Senior Vice	Vice Presidents
		Deputy Chair	Presidents	Presidents
Stock options	23%	20%	15%	10%	0%

Performance share units	46%	40%	35%	30%	0%

Restricted share units	0%	0%	0%	0%	30%

Equity as % of total direct compensation	69%	60%	50%	40%	30%

Description of Key Equity Plans

The following tables provide a brief description of key design elements of the stock option plan, the performance share unit plan, and the restricted share unit plan. Equity awards are granted on a date that falls in an open trading window and is at least three days after the bank and the Canadian peers have released their financial results to allow for the markets to react to these results. The bank uses the closing price on the date immediately preceding the grant date to determine the exercise price of the stock options granted, which is a practice accepted by the Toronto Stock Exchange (TSX).

Stock Options

Eligibility	Bank executives at the senior vice president level and above.

Description	A stock option is the right to purchase a common share in the future at the closing share price on the day prior to the grant date (the strike price). The number of units granted is determined using the closing share price on the TSX on the trading day preceding the grant date, and a stock option compensation value determined using the Cox-Ross-Rubinstein binomial model.

Term	Options have a 10 year term. Options granted from 2003 to 2008 had a seven year term.

Vesting Schedule	Stock option awards cliff vest at the end of four years. Options granted prior to December 2009 vested 25% per year over four years.

When can they be exercised	As stock options vest, they are exercisable. If an executive has not met his or her share ownership requirement, they must, upon exercising stock options, hold the amount equivalent to the after tax gain in the form of bank shares, until the executive’s share ownership requirement has been attained.

Claw back	Beginning with options granted in December 2009, stock options are subject to a claw back in the event of a material misrepresentation resulting in the restatement of financial results or a material error, within a 36 month look-back period. In the event of a material misrepresentation or error, the committee will determine the extent of the claw back (i.e., who, on an individual or plan basis, will be impacted and to what extent) based on the specific circumstances.

Other	Beginning with stock options granted in 2009, unvested stock options can be cancelled by the committee for any reason.

Cliff Vest  – For all TD equity plans, the entire award becomes available at the end of the full vesting period which is known as cliff vesting. An alternative approach that is common is to allow equity grants to vest on a gradual or pro-rata basis. At TD we feel cliff vesting provides a greater alignment with long-term shareholder value and allows us to consider risk-adjusted performance over the full term of the award.

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Share Units

Type	Performance Share Units	Restricted Shared Units
Eligibility	Bank executives at the senior vice president level and above.	Bank executives below the senior vice president level; executives of wholly owned subsidiaries; Wholesale Banking executives; and select other employees.

Description
Performance share units are phantom share units that track the price of common shares. The number of units granted is determined using the closing share price on the TSX on the trading day preceding the grant date. The final number of performance share units will vary from 80% to 120% of the initial number awarded based on the bank’s three-year total shareholder return relative to the average of the peer group as follows:

(TD TSR – avg peer TSR) x 3 +100%
Restricted share units are phantom share units that track the price of common shares. The number of units granted is determined using the closing share price on the TSX on the trading day preceding the grant date.

Risk Adjustment	Beginning with units granted in December 2009, the committee has the discretion to adjust the number of units within a ± 20% range at maturity at the plan or individual level based on a review of the risks taken to achieve business results over the life of the award.

Claw back	Beginning with units granted in December 2009, share units are subject to a claw back in the event of a material misrepresentation resulting in the restatement of financial results or a material error, within a 36 month look-back period. In the event of a material misrepresentation or error, the committee will determine the extent of the claw back (i.e. who, on an individual or plan basis, will be impacted and to what extent) based on the specific circumstances.

Dividend Equivalents	Dividends will be re-invested in additional units that will be paid at maturity.

When they vest and mature	These awards cliff vest and mature on the third anniversary of the award date.

How they are paid out	They are paid in cash at maturity, unless the executive previously elected to defer them into deferred share units.

Deferred share units are phantom share units that track the price of common shares, receive additional units when dividends are paid on common shares, and may be redeemed for cash only after termination of employment with the bank for any reason.

Other	Redemption value of units can be reduced by the committee in unusual circumstances.

The bank has also issued vesting share units (VSUs) to a small number of executives. VSUs are similar to deferred share units, except that they vest over a period of time that can last up to five years.

SHARE OWNERSHIP REQUIREMENTS

The bank’s share ownership requirements are designed to align the interests of the bank’s executives with shareholders and are among the highest in the Canadian market. The CEO is required to maintain the share ownership requirement for two years following retirement and for one year following resignation. Executives at the executive vice president level and above must maintain their share ownership requirement for one year following retirement and for six months following resignation. This is to ensure executives are focused on proper succession and leave the bank in a position to continue to grow long-term value for shareholders following their departure.

Senior executives (Senior Vice President or Managing Director level and above) must defer 10-25% of their annual incentive (depending on title) into deferred share units until their share ownership requirement is met. All executives, upon exercising stock options, must hold the amount equivalent to the after-tax gain in the form of bank common shares, until the executive’s share ownership requirement has been met. For executives who do not meet their share ownership requirement at the end of their compliance timeline, a greater proportion of their annual compensation mix will shift to equity from cash, until they meet their requirement.

The following tables outline the share ownership requirement for bank executives, and for titled officers in Wholesale Banking:

Bank Title	Share Ownership Requirement	Years to Meet SOR
Group President and Chief Executive Officer	10 x base salary	3

Group Head/Deputy Chair	6 x base salary	3

Executive Vice President	4 x base salary	5

Senior Vice President	2 x base salary	5

Vice President	1.5 x base salary	5

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Business Title	Share Ownership Requirement	Years to Meet SOR
President and CEO TD Securities	1 x Target Total Direct Compensation	3

Vice Chair (TD Securities)	4 x base salary	5

Vice Chair (TD Asset Management)	2 x base salary	5

Deputy Chair, Managing Directors (TD Securities/TD Asset Management)	2 x base salary	5

The following table compares actual share ownership against the ownership requirements for the named executive officers:

			Actual Share Ownership of Named Executive			Ownership Multiple of
			Officers at December 31, 2010			Base Salary(1)
						Based on
						Directly Held &
			Directly Held &			Deferred	Based on
		Ownership	Deferred	Subject to	Total	Compensation	Total
Name	Title	Requirement	Compensation	Vesting	Ownership	Only	Ownership
Ed Clark	Group President and Chief Executive Officer	10 x base salary	$63,563,725	$16,112,426	$79,676,151	42.38	53.12

Colleen Johnston	Group Head, Finance and Chief Financial Officer	6 x base salary	$4,223,452	$3,936,276	$8,159,728	8.45	16.32

Bob Dorrance	Group Head Wholesale Banking and Chairman CEO & President, TD Securities	1 x Target Total Direct Compensation	$21,927,207	$9,982,102	$31,909,309	2.92	4.25

Bharat Masrani	President and Chief Executive Officer TD Bank, America’s Most Convenient Bank	6 x base salary	$10,454,287	$9,719,290	$20,173,578	20.37	39.30

Tim Hockey	Group Head Canadian Banking and Insurance and President and CEO, TD Canada Trust	6 x base salary	$5,399,889	$6,570,809	$11,970,699	10.80	23.94

Note:

(1)	For Mr. Dorrance, ownership is a multiple of Target Total Direct Compensation.

Under the bank’s trading policies, all employees and directors are prohibited from hedging their outstanding equity compensation awards through a prohibition against directly or indirectly short selling TD stock and trading in put or call options on TD stock. In addition, the named executive officers must pre-disclose to the public, by way of a press release, any intention to trade in common shares, including the exercise of options, no less than five days before the date of the transaction.

BENEFIT, PERQUISITE, AND PENSION PROGRAMS

Executives participate in the same flexible benefit program as all employees, which provides a comprehensive and competitive array of choices to meet the needs of employees and their families. Benefits may include medical, dental, life and income protection benefits. In Canada, executives are also eligible to receive perquisites under an executive spending account that can be used to pay for a variety of wellness, transportation and club membership related expenses. All perquisites that are deemed taxable by the local tax authority are taxed to the executive and not grossed up. Certain bank executives in the U.S. receive perquisites in the form of a car, club membership or financial planning.

Executives participate in the same base pension arrangements as employees. In addition, Canadian executives at the Vice President level and above are eligible to participate in a supplemental executive retirement plan. Details of the pension plans can be found in the narrative accompanying the pension plan tables.

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ALIGNMENT TO FINANCIAL STABILITY BOARD PRINCIPLES

In 2009, the FSB published Principles for Sound Compensation Practices that were intended to protect against excessive risk taking and enhance the stability and soundness of the international financial system. The principles have been endorsed by many regulators and governments around the world, including Canada.

During 2010, the committee commissioned an independent review of the bank’s material compensation plans to confirm material alignment with FSB principles and effective risk management. The independent review found that the bank was in material alignment with FSB principles and effective risk management. The following table summarizes the relevant principles, and highlights key areas of bank alignment:

Financial Stability Board Principles	TD Comment
1. The Firm’s board of directors must actively oversee the compensation systems design and operation.
Aligned
•   The HRC is composed entirely of independent directors and is responsible for approving all material compensation plans and policies, including cash compensation, equity compensation, pensions and share ownership requirements.

2. The Firm’s board of directors must monitor and review the compensation system to ensure the system operates as intended.	Aligned

•   The committee has a formal process for approving the design of executive and equity plans across the organization. Key performance metrics are approved by the committee at the beginning of the year, and performance against the metrics is evaluated at the end of the year. Resulting aggregate awards are approved on an annual basis.

•   Compensation for individual senior executive team members, the chief auditor, the chief compliance officer, and the 50 most highly compensated employees is approved by the committee annually.

• All material plans are reviewed by the committee on a regular cycle to ensure they continue to remain relevant and competitive within TD’s risk appetite. Compensation plans are periodically validated using a stress-testing process.

3. Staff engaged in financial and risk control must be independent, have appropriate authority, and be compensated in a manner that is independent of the business they oversee and commensurate with their key role in the firm.
Aligned

•   Under the Executive Compensation Plan, the compensation for executives in control functions (risk, audit, compliance, and finance) is based exclusively on enterprise performance and individual performance, and excludes specific business segment level metrics.

• Final performance and compensation decisions for employees in control functions, even for those who are embedded in the business segments, are made by the functional leader to minimize potential for conflict of interest.

4. Compensation must be adjusted for all types of risk.	Aligned

•   All executive compensation plans have a discretionary element that allows the committee to appropriately consider risk when determining final awards. To facilitate this consideration, at year-end, the chief risk officer presents an Enterprise Risk Scorecard to the risk and human resources committees. The scorecard assesses the enterprise and business segments performance against the bank’s risk appetite.

• Final decisions on the appropriate risk adjustment to apply to executive plans are made by the committee following the presentation.

5. Compensation outcomes must be symmetric with risk outcomes.	Aligned

•   Under the Executive Compensation Plan, all cash incentive and equity compensation awards are variable. This means that a significant portion of compensation for executives is dependent on performance (both business and individual) and includes consideration of risks taken versus the bank’s risk appetite framework.

•   In addition, a number of other mechanisms have been put in place to ensure that compensation outcomes are symmetric with risk outcomes. For example:

  –   At maturity, the number of share units awarded can be adjusted by the committee within an 80% to 120% range based on an evaluation of performance versus the risk appetite over the three year deferral period.

  –   All executive compensation awards are subject to claw back in the event of a material misrepresentation resulting in a restatement of financial results, or in the event of a material error.

– The committee can also reduce unvested equity compensation to zero in unusual circumstances.

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Financial Stability Board Principles	TD Comment
6. Compensation payout schedule must be sensitive to time horizon of risks.	Aligned

•   A significant portion of total compensation for all executives is awarded as equity based compensation consisting of share units and/or stock options the value of which is based on TD’s share price.

•   Share units cliff vest at the end of three years, and stock options cliff vest at the end of four years, ensuring sufficient time for the share price to incorporate the impact of risks taken.

•   To further ensure alignment, at maturity, the committee may adjust share unit awards within a 80% to 120% range based on an evaluation of performance versus the risk appetite over the three year deferral period. Awards can be reduced below the 20% to as low as zero in unforeseen or undesirable circumstances.

• In addition, TD has share ownership requirements for executives at the Vice President level and above to ensure that their interests are aligned with shareholders at all times. For executives at the executive vice president level and above, the share ownership must be maintained for a period of up to two years after they depart from the bank.

7. The mix of cash, equity and other forms of compensation must be consistent with risk alignment.	Aligned

•   TD determines a cash / equity mix based on title or the ability to impact the risk of the bank, with the percentage awarded as equity increasing with seniority and risk impact. Fifty percent or more of the total compensation for executives at the executive vice president level and above is awarded as equity that cliff vests at the end of three or four years. Individuals who have the authority to make decisions that could have a material impact on the risk of the bank (see description of material risk takers on page 43 for more information) have a minimum of 40% of total compensation awarded as equity.

• Having a significant portion of compensation subject to vesting and a risk adjustment at maturity, allows the committee to make sure that actual compensation paid is aligned with risk-adjusted performance over time.

2010 PERFORMANCE AND COMPENSATION

Highlights:

•	Bank performance exceeded target on virtually all performance indicators.

•	Before discretion, calculated awards under the Executive Compensation Plan exceeded target by 123.5%

•	Management recommended, and the committee approved, a downward adjustment of 15% to the calculated awards reflecting a conservative approach to compensation.

Compensation for the named executive officers is awarded through the Executive Compensation Plan, which aligns compensation with key strategic objectives, as well as risks taken during the year compared to the bank’s risk appetite framework, and individual performance. This section of the circular highlights bank performance during the year outlines how that performance translated into the pool of funds available under the Executive Compensation Plan, and then describes the key performance highlights that were considered for each individual named executive officer when the committee determined the final total direct compensation for the year. This section also contains the Summary Compensation Table and other tables that provide details on compensation awarded to the named executive officers as required by the form set forth by the Canadian Securities Administrators.

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2010 BANK PERFORMANCE

The bank has established a scorecard outlining key performance indicators that are reported to shareholders as part of the annual report. The following table highlights the bank’s performance against these indicators in 2010:

MET
2010 PERFORMANCE INDICATORS	TARGET	2010 BANK RESULTS(1)
Financial
• Deliver above peer average total shareholder return (TSR)(2)	✓	• TD return: 23.4% vs. Canadian bank peer average of 22.2%
• Grow earnings per share (EPS) by 7% to 10%	✓	• 8% EPS growth
• Deliver above peer average return on risk-weighted assets	✓	• TD return: 2.63% vs. Canadian bank peer average of 1.98%

Business operations
• Grow revenue faster than expenses	✓	• Revenue growth exceeded expense growth by 1%

• Invest in core businesses to improve efficiency and effectiveness	✓
• Adjusted efficiency ratio improved to 58.6% compared with 59.2% last year
• Wealth Management launched an innovative global trading platform that provides Canadian customers with direct online access to leading European and Asia Pacific markets
• TD Bank, America’s Most Convenient Bank, grew its footprint by 23% through acquisitions and organic growth

Customer
• Focus on improving Customer Experience Index	✓	• CEI score was 28.6% vs. target of 25.5%

• Invest in core businesses to enhance the customer experience	✓
• Ranked highest in customer satisfaction among the five major Canadian banks by J.D. Power and Associates for the fifth consecutive year
• Ranked first in customer service excellence among the top five banks in Canada by global market research firm Synovate for the sixth consecutive year
• TD named Best Bank in North America by Euromoney magazine for the second year in a row
• TD Securities maintained its top 3 dealer status in Canada

Employee
• Improve the employee engagement score year over year	✓	• Employee engagement score was 4.15 in fall 2010 vs. 4.11 in fall 2009

• Enhance the employee experience by:
– Listening to our employees;
– Building employment diversity;
– Providing a healthy, safe and flexible work environment;
– Providing competitive pay, benefits and performance based compensation;
– Investing in training and development
✓
• Named one of Aon Hewitt’s 50 Best Employers in Canada for the third year in a row
• For the fourth year in a row, TD named one of Mediacorp’s Top 100 Employers in Canada
• Distinguished as one of The Best Places to Work for LGBT Equality in the U.S. by the Human Rights Campaign
• Launched P3 (People Planning and Performance), a one-stop online tool to integrate performance and development planning with other career management processes
• Launched the Best Doctors program. A consultation service that helps our Canadian employees navigate the health-care system and find appropriate specialists and, for serious illnesses, gives them access to world-renowned specialists who work with their treating physician to ensure the correct diagnosis and treatment plan
• $56.3 million invested in training and development in 2010

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MET
2010 PERFORMANCE INDICATORS	TARGET	2010 BANK RESULTS(1)
Community
• Make positive contributions by:
– Supporting employee’s community involvement and fundraising efforts
– Supporting advancements in our areas of focus which include: education and financial literacy, creating opportunities for young people, creating opportunities for affordable housing, and the environment
– Protecting and preserving the environment
✓
• In 2010, TD became the largest North-American based bank to be carbon neutral
• US$19.8 million in donations and community sponsorships in the U.S. vs. US $20.0 million in 2009
• £90,919 in donations and community sponsorships in the U.K. vs. £74,216 in 2009
• $409,000 in domestic employee volunteer grants to 593 organizations (22% year-over-year increase in employees’ community involvement)

• $21.5 million, or 55% of community giving was directed to promote our areas of focus, domestically
• $3.5 million distributed to 970 community environmental projects through TD Friends of the Environment Foundation; an additional $3.4 million from TD’s community giving budget was used to support environmental projects

• Donate minimum of 1% of domestic pre-tax profits (five-year average) to charitable and not-for-profit organizations	✓	• 1.4% or $38.4 million, in donations and community sponsorships in Canada vs. 1.3%, or $37.0 million in 2009

Notes:

(1)	Performance indicators that include an earnings component are based on TD’s full-year adjusted results as explained in “How the Bank Reports” on page 9 of the 2010 annual report. For peers, earnings have been adjusted on a comparable basis to exclude identified non-underlying items. The bank’s financial results prepared in accordance with GAAP are referred to as “reported” results. The bank also utilizes “adjusted earnings” (i.e., reported results excluding “items of note”, net of tax) to assess each of its businesses and measure overall performance. Adjusted earnings and related terms are not defined terms under GAAP and may not be comparable to similar terms used by other issues. See page 10 of the annual report for a list of the items of note and a reconciliation of adjusted earnings to reported basis (GAAP) results.

(2)	Total shareholder return is measured on a one-year basis from November 1, 2009, to October 31, 2010.

The scorecard is intended to communicate areas of focus for the bank, and impacts compensation for the chief executive officer and other executives in two ways. First, the performance measures embedded in the design of the Executive Compensation Plan were selected to align to a significant degree with the performance indicators contained in the scorecard. Second, as part of the performance evaluation of the chief executive officer, the board reviews the results on the performance scorecard (in addition to other more specific individual performance objectives) to ensure a multifaceted view of performance that includes consideration of important financial and non-financial measures.

The Employee Experience Index- The Employee Experience Index is made up of three questions related to how employees feel about their work, their pride in working for TD, and their future with the organization. The index represents the employee’s level of commitment or engagement to their work and the organization.

2010 PAY FOR PERFORMANCE UNDER THE EXECUTIVE COMPENSATION PLAN

In the approach to compensation section of this circular the following four steps that are used to determine annual compensation awards under the Executive Compensation Plan were described in detail.

Steps two through four occur at the end of the year and are designed to make sure that final compensation awards are appropriately aligned to the risk adjusted performance of the bank.

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 Evaluating Business Performance in 2010

The following diagram summarizes the calculation of the business performance factor for the CEO and his direct reports for 2010.

Additional details on the business performance factor calculations are provided in the following table:

Measure	Description of 2010 Performance
1. Internal
•   The following table summarizes the results against the targets that were established for the internal measures of performance during 2010 for the Named Executive Officers and other direct reports of the CEO:

		Target	Actual	vs Target	Leverage	Weighting	Impact on Factor

	NIAT (growth)	$4,388	$5,228	19.2%	1	80%	15.4%
	CEI (difference)	25.5%	28.6%	3.1%	5	20%	3.1%

						Total	18.5%

•   The NIAT and CEI targets were approved by the committee at the beginning of the year after considering the outlook for 2010 including an expected normalization of earnings in Wholesale Banking, and recession related challenges in the bank’s lending businesses.

2. External
•   The 2010 peer group consisted of the following 8 companies: Bank of Montreal, Canadian Imperial Bank of Commerce, Manulife Financial, PNC Financial Services, Royal Bank of Canada, Scotiabank, Sun Life Financial, and US Bancorp.

	• The following is a summary of actual performance against the relative performance measures approved by the committee[1]. The bank was at or above median on all three measures.

		Measure			Result	Ranking

		Cash Return on Risk Weighted Assets			2.63%	1st
		1 - year Total Shareholder Return			23.40%	4th
		EPS Growth			8%	5th

•   The committee also considers several key performance indicators - tier one capital, return on equity, operating leverage, and compensation and benefit expense ratio - to ensure the bank is not a significant outlier relative to peers. In 2010, the bank was comparable to peers on these measures.

•   After reviewing the scorecard, the committee approved a second quartile relative performance ranking which could result in a positive adjustment of up to +10%. The committee approved a more moderate adjustment of +5%.

3a. Risk Adjustment
•   At year-end, the chief risk officer presented an Enterprise Risk Scorecard to the risk and human resources committees. The Scorecard assessed the enterprise and business segments performance and concluded that all businesses operated within the approved risk appetite during 2010.

	• As a result, the committee approved no risk adjustments to the Executive Compensation Plan for 2010.

3b. Other Discretionary Adjustments
•   At year-end, the committee also considers other relevant factors when determining the final business performance factors to apply.
•   For 2010, management recommended, and the committee approved applying significant negative discretion to moderate compensation from the mathematically determined results in light of the economic environment that contributed to better than expected earnings in Wholesale Banking and fewer credit losses than anticipated when the NIAT targets were established.

	• Negative discretion of -15% was applied to the business performance factor for the CEO and his direct reports, reflecting a conservative approach to compensation.

Note: (1)	Performance indicators that include an earnings component are based on TD’s full-year adjusted results as explained in “How the Bank Reports” on page 9 of the 2010 annual report. For peers, earnings have been adjusted on a comparable basis to exclude identified non-underlying items.

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 Determining Funds Available for 2010

A business performance factor of 108.5% means that the committee could allocate total variable compensation awards to the various members of the senior executive team, including the CEO, equal to 108.5% of target variable compensation for those individuals. Actual awards were higher than the individual variable compensation target multiplied by the business performance factor for some executives, and lower for others.

Funds available for distribution	=	Variable compensation target (cash + equity)	X	Business performance factor

 Evaluating Individual Performance to Determine Individual Award — CEO

The last step in determining year-end awards is an evaluation of the executive’s individual performance which is used to allocate final variable compensation out of the pool of funds available under the Executive Compensation Plan. The individual performance of TD’s CEO, Ed Clark, is assessed against pre-defined goals and objectives that were agreed to by both the CEO and the board at the beginning of the year. Based on this annual assessment and in consultation with the committee’s independent advisor, the committee recommends to the board the CEO’s total direct compensation which includes base salary and the annual cash incentive and equity compensation awards.

CEO Performance

Under Mr. Clark’s leadership, TD saw significant growth in 2010. Despite a weak economy, sustained low interest rates, and an increasingly complex regulatory environment, the Bank crossed a major milestone; achieving total adjusted earnings of $5 billion for the first time. The continued strength of TD’s retail operations is equally impressive having record adjusted earnings of $4.8 billion, solidifying TD as a top-tier North American retail bank. TD saw adjusted EPS growth of 8% and return on risk weighted assets of 2.63%, which is above industry peers’.

In a year filled with challenges and uncertainty, Mr. Clark also continued to focus on customers and employees. The Board continues to be highly satisfied with the recognition of the bank’s customer focused strategy. Differentiating TD in customer service is clearly positioning it as a positive outlier. CEI increased across the bank, and once again, the Canadian retail banking operations were recognized by both Synovate and J.D. Power and Associates as a leader in customer experience. The fall 2010 Employee Engagement score was 4.15, up from 2009 by 1%, and TD once again received external recognition as a top employer including being named to Aon Hewitt’s 50 Best Employers in Canada list, and the Mediacorp Top 100 Employers in Canada list. The bank also received recognition for the significant commitment to being a diverse and inclusive employer. Recognition in this regard included TD Bank America’s Most Convenient Bank receiving a perfect score in the Human Rights Campaign Foundation’s Corporate Equality index.

CEO Compensation

At year-end, given the bank’s overall financial performance, the committee recommended and the board approved total compensation of $11,275,081 for 2010. This represents an increase of 8.4% from 2009 levels. The committee determined a final variable compensation award of $9,775,081 (an increase of 9.8% from 2009). The impact of the negative discretion applied by the committee was to reduce the variable compensation award by $1,340,000 from the amounts otherwise mathematically determined under the plan. Mr. Clark’s cash incentive compensation amounts to $1,960,000, which was voluntarily deferred into Deferred Share Units. Mr. Clark also received a Performance Share Unit award of $5,210,053 and a Stock Option award of $2,605,028.

CEO Performance Compensation During Tenure

The following table compares the grant date value of compensation awarded to Mr. Clark in respect of his performance as CEO with the actual value that he has received from his compensation awards during his tenure. The actual compensation that he has received includes salary and cash incentive payments, as well as the value at maturity of share units granted (or current value for units that are outstanding), the value of stock options exercised during the period, and the in-the-money value of stock options that remain outstanding. This analysis allows the committee to consider compensation outcomes for the CEO when determining new awards.

36  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

	Total Direct	Actual Total Direct	Value of $100
	Compensation	Compensation Value as of
Year	Awarded(1)	December 31, 2010	Period	Mr. Clark(2)	Shareholder(3)
2003	$11,125,040	$19,124,621	10/31/02 to 12/31/10	$172	$332

2004	$11,550,009	$17,150,747	10/31/03 to 12/31/10	$148	$215

2005	$11,050,260	$10,737,239	10/31/04 to 12/31/10	$97	$187

2006	$11,400,224	$10,572,361	10/31/05 to 12/31/10	$93	$160

2007	$13,500,230	$11,795,372	10/31/06 to 12/31/10	$87	$133

2008	$11,000,148	$15,995,610	10/31/07 to 12/31/10	$145	$117

2009	$10,400,065	$10,097,856	10/31/08 to 12/31/10	$97	$142

2010	$11,275,081	$8,922,357	10/31/09 to 12/31/10	$79	$125

			Weighted Average	$114	$176

Notes:

(1)	Includes salary and incentive compensation awarded at year-end in respect of performance during the year. 2008 includes equity compensation that was awarded and subsequently forfeited. 2009 excludes one-time option grant to Mr. Clark in March 2009 to replace the value of pension payments foregone when his employment agreement was extended.

(2)	Represents the actual value to Mr. Clark for each $100 awarded in total direct compensation during the fiscal year indicated.

(3)	Represents the cumulative value of a $100 investment in common shares made on the first day of the period indicated, assuming reinvestment of dividends.

 Evaluating Individual Performance to Determine Individual Award – Other Named Executive Officers

The final stage in determining year-end awards for the other named executive officers under the Executive Compensation Plan involves an evaluation of their performance and allocating compensation based on this evaluation. Other named executive officers’ individual performance is assessed by the CEO against pre-defined goals and objectives that were agreed to by the named executive officer and the CEO at the beginning of the year. Based on this annual assessment and in consultation with the committee’s independent advisor, the committee considers and approves the named executive officer’s total direct compensation, which includes base salary and the annual cash incentive and equity compensation awards.

Colleen Johnston

Ms. Johnston continues to play a significant role in the success of TD Bank Group, she represents the bank internally and externally, drives the women in leadership agenda for the enterprise as part of the bank’s overall focus on diversity, and is building the organizational capacity to create a North American finance group. For the second year in a row, Ms. Johnston has been recognized as one of the 25 Most Powerful Women in Banking. Under her leadership, the Investor Relations group has been awarded Best Investor Relations by sector, Best Retail Investor Relations Communications, and one of the Top Three Investor Relations web sites by Investor Relations Magazine. TD’s Annual Report has also won the Canadian Institute of Chartered Accountants (CICA) Award of Excellence for Corporate Reporting — Financial Services, receiving the highest overall ranking in the four judging categories: financial reporting, corporate governance disclosure, sustainable development reporting and electronic disclosure.

As a result of her overall performance, the committee approved final total direct compensation for Ms. Johnston of $2,850,115. This represents an increase of 4% from 2009 levels. The committee determined a final variable compensation award of $2,350,115. This is slightly under the variable compensation of $2,441,250 mathematically determined under the Executive Compensation Plan. For 2010, Ms. Johnston’s cash/equity mix was aligned to the target mix. As a result, her annual cash incentive was determined to be $640,000 (a 2.4% increase from 2009), 50% of which was voluntarily deferred into Deferred Share Units. Ms. Johnston also received an equity award totaling $1,710,115 (a 5.2% increase from 2009).

Bob Dorrance

Under Mr. Dorrance’s leadership, Wholesale Banking continued to produce strong results in 2010. After a record year in 2009, the Wholesale team delivered another impressive year ahead of expectations, with almost $1 billion in adjusted earnings, despite a tougher operating environment. TD Securities is now a client-driven franchise model, aligned with the Bank’s strategy. In 2010, under Mr. Dorrance’s leadership, TD Securities continued to do a great job of building the franchise while also reinforcing the Bank’s risk culture and infrastructure.

As a result of his overall performance the committee approved final total direct compensation for Mr. Dorrance of $8,100,080. This represents a decrease of 1.8% from 2009 levels. The committee determined a final variable compensation award of $7,600,080. This is slightly above the variable compensation of $7,595,000 mathematically determined under the Executive

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  37

Compensation Plan. For 2010 Mr. Dorrance’s cash/equity mix was aligned to the target mix. As a result, his annual cash incentive was determined to be $2,710,000 (a 3.2% decrease from 2009) and his equity award was determined to be $4,890,080 (a 1.2% decrease from 2009).

Bharat Masrani

Under Mr. Masrani’s leadership, for the first time, TD Bank, America’s Most Convenient Bank, surpassed the US$1 billion mark in adjusted earnings. During the year, TD opened 32 new stores and continued to lend and take market share from competitors. Thanks to this growth — along with acquisitions of The South Financial Group, Inc., and the operations of three Florida banks TD purchased from the U.S. Federal Deposit Insurance Corporation — TD has grown its footprint by 23%, and is now the 7th largest by deposits among the U.S. Retail banks. The employee experience index for TD Bank America’s Most Convenient Bank saw an increase of 5 basis points in 2010. As expected, as a result of integration, the Customer WOW Index (CWI) temporarily dropped, however, in 2010 CWI bounced back quickly, and is now approaching pre-integration levels, a tremendous accomplishment given the change involved in such a complex integration.

As a result of his overall performance, the committee approved final total direct compensation for Mr. Masrani of U.S.$6,000,113. This represents an increase of 9.1% from 2009 levels. The committee determined a final variable compensation award of U.S.$5,500,113. This is slightly above the variable compensation of U.S.$5,425,000 mathematically determined under the Executive Compensation Plan. For 2010, Mr. Masrani’s cash/equity mix was aligned to the target mix. As a result, his annual cash incentive was determined to be U.S.$1,900,000 (a 13.4% increase from 2009) and his equity award was determined to be U.S.$3,600,113 (a 8.3% increase from 2009).

Tim Hockey

Under Tim Hockey’s leadership, TD Canada Trust had another year of record performance. TDCT delivered $3.1B in earnings, up 25% from 2009. Revenue growth was strong at 10%. TDCT is recognized as the leader in delivering customer service and convenience. This has led to record breaking earnings, and the Canadian operation’s fifth consecutive J.D. Power and Associates win (holding the global record for the most consecutive wins by a financial services company) and the Synovate award for the sixth year in a row. The Bank’s focus on our high-quality, reliable and lower-risk retail businesses has placed TD in a great position with momentum on its side.

As a result of his overall performance, the committee approved final total direct compensation for Mr. Hockey of $4,500,107. This represents an increase of 7.1% from 2009 levels. The committee determined a final variable compensation award of $4,000,107. This is slightly above the variable compensation of $3,906,000 mathematically determined under the Executive Compensation Plan. For 2010, Mr. Hockey’s cash/equity mix was aligned to the target mix. As a result, his annual cash incentive was determined to be $1,300,000 (a 10.6% increase from 2009) and his equity award was determined to be $2,700,107 (a 6.9% increase from 2009).

38  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

SUMMARY COMPENSATION TABLE

The Summary Compensation Table below includes all of the prescribed disclosure under Form 51-102F6 Statement of Executive Compensation (in respect of financial years ending on or after December 31, 2008).

				Share-	Option-Based				Non-Equity	Total
Name and				based	Awards(1)				Incentive Plan	Direct		Pension	All Other	Total
Principal			Salary	Awards					Compensation(2)	Compensation		Value(3)	Compensation(4)	Compensation
Position	Year		($)	($)	(#)		($)		($)	($)		($)	($)	($)
Ed Clark	2010		$1,500,000	$5,210,053	154,624		$2,605,028		$1,960,000	$11,275,081		$0	$151,714	$11,426,795
Group President and	2009		$1,500,000	$4,800,045	158,152		$2,400,020		$1,700,000	$10,400,065		$0	$88,302	$10,488,367
Chief Executive Officer					619,288	(5)	$4,700,024	(5)		$4,700,024	(5)			$4,700,024	(5)
	2008	(6)	$1,500,000	$4,500,113	420,172		$3,750,035		$1,250,000	$11,000,148		$(310,000)	$71,071	$10,761,219

Colleen Johnston	2010		$500,000	$1,140,063	33,836		$570,052		$640,000	$2,850,115		$162,900	$27,627	$3,040,642
Group Head, Finance and Chief	2009		$490,274	$1,075,012	36,244		$550,017		$625,000	$2,740,303		$465,000	$22,657	$3,227,960
Financial Officer	2008		$441,644	$875,033	64,428		$575,020		$500,000	$2,391,697		$463,402	$30,310	$2,885,409

Bob Dorrance	2010		$500,000	$3,040,022	109,812		$1,850,058		$2,710,000	$8,100,080		N/A	$7,942	$8,108,022
Group Head Wholesale Banking	2009		$500,000	$3,300,056	108,732		$1,650,052		$2,800,000	$8,250,108		N/A	$897	$8,251,005
and Chairman CEO & President,	2008		$500,000	$1,750,065	196,080		$1,750,014		$1,250,000	$5,250,079		N/A	$875	$5,250,954
TD Securities

Bharat Masrani(7)	2010		$519,100	$2,421,426	71,864		$1,210,728		$1,972,580	$6,123,834		$71,500	$140,249	$6,335,583
President and Chief Executive	2009		$584,650	$2,360,084	76,884		$1,166,800		$1,958,578	$6,070,112		$(38,100)	$183,683	$6,215,695
Officer TD Bank, America’s Most	2008		$513,750	$2,585,190	194,280		$1,733,949		$1,721,063	$6,553,952		$(45,903)	$103,466	$6,611,515
Convenient Bank

Tim Hockey	2010		$500,000	$1,800,046	53,424		$900,061		$1,300,000	$4,500,107		$39,000	$16,541	$4,555,648
Group Head Canadian Banking	2009		$500,000	$1,675,034	56,012		$850,005		$1,175,000	$4,200,039		$89,500	$28,952	$4,318,491
and Insurance and President and
CEO, TD Canada Trust

Notes to the Summary Compensation Table:

(1)	In 2010, the grant date fair value (compensation value) was greater than the accounting fair value for the stock option awards for Mr. Clark, Mr. Dorrance, Mr. Masrani, Mr. Hockey and Ms. Johnston by $212,995, $151,226, $98,993, $73,592 and $46,609 respectively.

The compensation value and accounting fair value for all stock option awards is determined using a Cox-Ross-Rubinstein (binomial) model. The compensation value for December 2010 awards was 23% of the share price. This is the average compensation value for stock option awards for the five years from December 2006 to December 2010. The accounting fair value for the December 2010 awards was 21.1% using the following inputs: risk free interest rate of 2.73%; expected life of 6.16 years; volatility of 26.63%; and dividend yield of 3.34%.

(2)	Non-equity incentive plan compensation consists of the annual cash incentive referred to throughout the compensation discussion and analysis of this circular. Executives may elect to defer their annual cash incentive into deferred share units. In 2010, Mr. Clark deferred his entire annual cash incentive award into deferred share units, and Ms. Johnston deferred 50% of her annual cash incentive award into deferred share units.

(3)	The pension value reported is the “compensatory value” of the projected pension accrued for service during the reporting period (service cost). The compensatory value also includes the impact on the accrued obligation of plan changes (if any) and any difference between actual and estimated earnings used to calculate the actuarial value of the pension obligation. Additional details on the bank’s pension plans for named executive officers are provided beginning on page 45 of this circular.

(4)	The aggregate value of perquisites is calculated using the incremental cost to the bank for providing the personal benefit to the named executive officer. The following table provides details for the 2010 amounts reported above:

										Total
		Transportation	Housing Related	Financial	Tax		Premiums and	401(k) Employer	Integration	Incremental
Name	Year	Costs	Costs	Planning	Equalization	Wellness	Applicable Taxes	Matching	Bonus	Cost
Ed Clark	2010	$64,931	$6,326	$0	$0	$50,524	$29,933	$0	$0	$151,714

Colleen Johnston	2010	$14,366	$937	$0	$0	$11,402	$922	$0	$0	$27,627

Bob Dorrance	2010	$7,020	$0	$0	$0	$0	$922	$0	$0	$7,942

Bharat Masrani	2010	$27,606	$30,878	$21,228	$24,528	$0	$1,614	$31,800	$2,596	$140,249

Tim Hockey	2010	$11,062	$1,103	$0	$0	$3,454	$922	$0	$0	$16,541

(5)	One-time stock option award granted to Mr. Clark in March 2009 to replace the value of pension payments foregone when his employment agreement was extended. Additional details of his employment arrangements are provided on page 49 of this circular.

(6)	Subsequent to 2008 year-end, in light of the difficult economic circumstances, Mr. Clark asked the committee to cancel $3 million of the equity awarded to him in December 2008. Consequently, the actual total direct compensation received by Mr. Clark for 2008 (post forfeiture) was $8 million.

(7)	Mr. Masrani’s compensation was awarded to him in U.S. dollars. The exchange rate used to convert all of his compensation, excluding share-based and option-based awards, was the Bank of Canada’s average exchange rate for the fiscal year (2010 — CDN$1.04 = U.S.$1.00; 2009 — CDN$1.17 = U.S.$1.00; 2008 — CDN$1.04 = U.S.$1.00). The exchange rate used to convert Mr. Masrani’s share-based and option-based awards into Canadian dollars was Reuters 3pm ET spot rate on December 13, 2010 (CDN$1.01 = U.S.$1.00); December 11, 2009 (CDN$1.06 = U.S.$1.00) and December 10, 2008 (CDN$1.26 = U.S.$1.00).

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INCENTIVE PLAN AWARDS

Outstanding Option-Based Awards and Share-Based Awards

The following table presents details of all outstanding option-based awards and outstanding unvested share-based awards at December 31, 2010.

	Option-based Awards							Share-based Awards
	Number of Securities							Number of Shares				Market or Payout Value
	Underlying unexercised				Value of Unexercised in-the-money			or Units of Shares				of Shares that have
	Options		Option		Options			that have not Vested				not Vested
	(#)		exercise	Option-based	($)			(#)				($) (1)
			price	award expiration
Name	Vested	Unvested	($)	date	Vested	Unvested	Total	Min		Target		Min	Target
Ed Clark	213,472	0	$60.02	December 8, 2012	3,037,707	0	3,037,707
	198,304	0	$67.42	December 14, 2013	1,354,416	0	1,354,416
	184,299	61,433	$72.67	December 10, 2014	291,192	97,064	388,257
	126,052	126,052	$42.50	December 11, 2015	4,002,151	4,002,151	8,004,302
	154,822	464,466	$36.14	March 3, 2019	5,900,266	17,700,799	23,601,066
	0	158,152	$65.98	December 14, 2019	0	1,307,917	1,307,917
	0	154,624	$73.25	December 13, 2020	0	154,624	154,624
								173,602	(2)	217,002	(3)	12,889,941	16,112,426

Total	876,949	964,727			14,585,733	23,262,555	37,848,288	173,602		217,002		12,889,941	16,112,426

Colleen Johnston	41,656	0	$60.02	December 8, 2012	592,765	0	592,765
	38,696	0	$67.42	December 14, 2013	264,294	0	264,294
	31,947	10,649	$72.67	December 10, 2014	50,476	16,825	67,302
	32,214	32,214	$42.50	December 11, 2015	1,022,795	1,022,795	2,045,589
	0	36,244	$65.98	December 14, 2019	0	299,738	299,738
	0	33,836	$73.25	December 13, 2020	0	33,836	33,836
								42,411	(2)	53,014	(3)	3,149,021	3,936,276

Total	144,513	112,943			1,930,329	1,373,194	3,303,523	42,411		53,014		3,149,021	3,936,276

Bob Dorrance	136,252	0	$49.40	December 9, 2011	3,385,862	0	3,385,862
	60,000	0	$42.90	January 24, 2012	1,881,000	0	1,881,000
	121,488	0	$60.02	December 8, 2012	1,728,774	0	1,728,774
	175,600	0	$33.42	December 12, 2012	7,169,748	0	7,169,748
	109,632	0	$67.42	December 14, 2013	748,787	0	748,787
	83,550	27,850	$72.67	December 10, 2014	132,009	44,003	176,012
	98,040	98,040	$42.50	December 11, 2015	3,112,770	3,112,770	6,225,540
	0	108,732	$65.98	December 14, 2019	0	899,214	899,214
	0	109,812	$73.25	December 13, 2020	0	109,812	109,812
								107,551	(2)	134,439	(3)	7,985,681	9,982,102

Total	784,562	344,434			18,158,950	4,165,799	22,324,749	107,551		134,439		7,985,681	9,982,102

Bharat Masrani	77,860	0	$49.40	December 9, 2011	1,934,821	0	1,934,821
	14,700	0	$40.98	December 13, 2011	489,069	0	489,069
	83,308	0	$60.02	December 8, 2012	1,185,473	0	1,185,473
	63,200	0	$33.42	December 12, 2012	2,580,456	0	2,580,456
	39,318	13,106	$72.67	December 10, 2014	62,122	20,707	82,830
	61,434	20,478	$72.67	December 10, 2014	97,066	32,355	129,421
	11,037	3,679	$72.81	December 14, 2014	15,893	5,298	21,191
	97,140	97,140	$42.50	December 11, 2015	3,084,195	3,084,195	6,168,390
	0	76,884	$65.98	December 14, 2019	0	635,831	635,831
	0	71,864	$73.25	December 13, 2020	0	71,864	71,864
								104,720	(2)	130,900	(3)	7,775,432	9,719,290

Total	447,997	283,151			9,449,095	3,850,250	13,299,345	104,720		130,900		7,775,432	9,719,290

Tim Hockey	62,480	0	$60.02	December 8, 2012	889,090	0	889,090
	45,144	0	$67.42	December 14, 2013	308,334	0	308,334
	46,689	15,563	$72.67	December 10, 2014	73,769	24,590	98,358
	0	56,024	$42.50	December 11, 2015	0	1,778,762	1,778,762
	0	56,012	$65.98	December 14, 2019	0	463,219	463,219
	0	53,424	$73.25	December 13, 2020	0	53,424	53,424
								70,797	(2)	88,496	(3)	5,256,648	6,570,809

Total	154,313	181,023			1,271,193	2,319,995	3,591,187	70,797		88,496		5,256,648	6,570,809

Notes:

(1)	The December 31, 2010 TSX closing price for common shares was $74.25.

(2)	Represents 80% of the outstanding unvested performance share units, which is the lowest number of units possible under the plan terms. The committee may, in its discretion, cancel outstanding unvested share units.

(3)	Represents 100% of the outstanding unvested performance share units.

40  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

Value on Vesting or Pay-Out of Incentive Plan Awards

The table below presents details of all awards that vested in the most recently completed calendar year.

		Option-Based Awards(1)		Share-Based Awards(2)
					Number of Units	Number of Units
		Number Vested	Value Vested	Number of	± Performance	Vested During		Value Vested
		During the Year	During the Year	initial Units	Adjustment	the Year		During the Year
Name	Grant Date	(#)	($)	(#)	(#)	(#)		($)
Ed Clark	December 14, 2006	49,576	$300,926
	December 10, 2007			87,111	17,423	104,534		7,657,116
	December 10, 2007	61,433	$35,631
	December 11, 2008	63,026	$1,938,050
	March 3, 2009	154,822	$4,988,365
	December 14, 2009	0	$0
	December 13, 2010	0	$0

Colleen Johnston	December 14, 2006	9,674	$58,721
	December 10, 2007			13,794	2,759	16,553		1,212,507
	December 10, 2007	10,649	$6,176
	December 11, 2008	16,107	$495,290
	December 14, 2009	0	$0
	December 13, 2010	0	$0

Bob Dorrance	December 14, 2006	27,408	$166,367
	December 10, 2007			55,173	11,035	66,208	(3)	4,849,736
	December 10, 2007	27,850	$16,153
	December 11, 2008	49,020	$1,507,365
	December 14, 2009	0	$0
	December 13, 2010	0	$0

Bharat Masrani	December 10, 2007	33,584	$19,479
	December 10, 2007			54,546	10,911	65,457		4,794,725
	December 14, 2007	3,679	$2,502
	December 11, 2008	48,570	$1,493,528
	December 14, 2009	0	$0
	December 13, 2010	0	$0

Tim Hockey	December 14, 2006	11,286	$68,506
	December 10, 2007			19,965	3,994	23,959		1,754,997
	December 10, 2007	15,563	$9,027
	December 11, 2008	28,012	$861,369
	December 14, 2009	0	$0
	December 13, 2010	0	$0

Notes:

(1)	December 2010 stock option awards vest at the end of four years. Prior to December 2009, stock option awards vested and become exercisable at a rate of 25% per year for each of the first four years of the term. The option-based awards detailed in this table represent 25% of each of the four grants with options vesting in December 2010.

(2)	The performance share units granted on December 10, 2007 vested and matured on December 10, 2010. The performance factor applied to determine the final number of units paid out to participants at maturity was 120%, based on the bank’s relative three-year total shareholder return versus the comparator group.

(3)	Mr. Dorrance elected to defer 66,208 of his matured PSUs into DSUs.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  41

BANK PERFORMANCE AND EXECUTIVE COMPENSATION

Five Year Total Shareholder Return Comparison

The following graph compares the five year total shareholder return for common shares, to the return for the S&P/TSX Composite Index and the S&P/TSX Banks Index.

CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS
(at the price determined by the Bank pursuant to the Bank’s Dividend Reinvestment Plan)

Growth in Compensation Relative to Growth in Adjusted Net Income and Market Capitalization

The following graph illustrates the change in total compensation awarded to named executive officers compared to the change in Adjusted Net Income Available to Common Shareholders and Market Capitalization since 2005.

Since 2005, the total compensation awarded to the named executive officers grew 3%, compared to growth in Market Capitalization of 63% over the same period and growth in the Adjusted Net Income Available to Shareholders of 76% over the same period.

42  THE TORONTO-DOMINION BANK     PROXY CIRCULAR

COST OF MANAGEMENT RATIO

The cost of management ratio expresses the total of all types of compensation awarded to the named executive officers of the Bank as a percentage of the adjusted net income available to common shareholders and of market capitalization.

		Adjusted Net
		Income
	Total NEO	Available to Common	Cost of	Market	Cost of
	Compensation	Shareholders	Management	Capitalization	Management
Year	(millions)	(millions)	Ratio	(millions)	Ratio
2010	$33.47	$5,034	0.66%	$64,526	0.05%

2009	$32.50	$4,549	0.71%	$52,972	0.06%

2008	$29.21	$3,754	0.78%	$46,112	0.06%

Notes to the Pay for Performance Indexed at 2005 graph and the Cost of Management Ratio

•	Total compensation for the named executive officers includes fiscal base salary, annual incentive award, share based awards, option awards, pension value and all other compensation for the executive officers named in the circular for the years indicated. One-time awards have been excluded from total compensation.

•	Prior to 2008, total compensation reported for named executive officers was disclosed in foreign currency. The exchange rate used to convert total compensation disclosed in foreign currencies was the Bank of Canada exchange rate on October 31st of each fiscal year as follows: C$1.18 = U.S.$1.00 for 2005, C$1.12 = U.S.$1.00 for 2006 and C$0.94 = U.S.$1.00 for 2007.

ADDITIONAL DISCLOSURE

Highlights:

•	All individuals who may have a material impact on the risk of the bank have been identified, and have a minimum of 40% of compensation awarded as equity that vests after a minimum of three years.

•	TD Securities Performance Compensation Plan has similar governance features to the Executive Compensation Plan including risk adjustments at the pool and individual level, ability to reduce the pool to zero, and a significant portion of total compensation awarded as equity.

The bank is committed to providing detailed disclosure to enable shareholders to evaluate the bank’s compensation plans, policies, and practices. This section of the circular provides additional information required by regulators or recommended under disclosure best practices. Included are details on: material risk takers, key design characteristics of the TD Securities Performance Compensation Plan, additional summary compensation information required by the FSB, pension plans, termination and change of control benefits, and additional information on stock options.

MATERIAL RISK TAKERS

Under FSB principles, senior executives and groups of executives, as well as other employees whose actions could have a material impact on the risk exposure of the firm should have a significant portion of variable compensation deferred over a period of years. The purpose of the deferral is to make sure that these individuals are incented in a manner that is consistent with the long-term performance and sustainability of the firm.

To align with the FSB principle described above, the human resources and risk management teams collaborated to identify individuals across the bank who have the authority to impact the risk exposure of the bank in a material way. As a starting point, management determined that all bank titled Senior Vice Presidents and above would be considered Material Risk Takers. In addition, the bank considered all other individuals who, in the normal course of their daily accountabilities (and operating within the bank’s code of conduct) can make decisions which impact the risk exposure of the bank in excess of $50 million.

The approach and the final list of material risk takers was reviewed with and endorsed by the enterprise risk management committee which includes all business heads, and the human resources committee. Effective for awards made in December 2010, all individuals identified as material risk takers will have a minimum of 40% of their compensation awarded as equity that vests no earlier than the end of three years.

All material risk takers are participants in either the Executive Compensation Plan which is described in detail in the Approach to Compensation section of this circular or the TD Securities Performance Compensation Plan which is described below.

DESIGN OF THE TD SECURITIES PERFORMANCE COMPENSATION PLAN

In TD Securities, senior leaders and all executives in control and support functions participate in the Executive Compensation Plan. Other revenue producing employees participate in the TD Securities Performance Compensation Plan.

As part of the comprehensive review of compensation programs completed in 2009, the committee approved a number of changes to the Performance Compensation Plan to ensure that there is a consistent governance framework in place for all executive and material compensation plans.

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Funds Available for Allocation

Under the Performance Compensation Plan, there is one global pool available for allocation as year-end variable compensation awards.

The pool is calculated based on a combination of financial performance and discretionary adjustments (including consideration of risk) approved by the committee:

At the beginning of the fiscal year, the committee approves the funding rates that will be used. At the end of the fiscal year, the calculated pool is subject to a discretionary adjustment approved by the committee that includes consideration of risks taken during the year against the board-approved risk appetite framework. Each year the approved global pool of funds available is allocated to the business lines in TD Securities on a discretionary basis. Factors considered when allocating the pool include, but are not limited to the following: business performance, strategic initiatives, risk management, and market levels of compensation. The amounts allocated to a specific business are not directly linked to the funding rates used to derive the global pool. This approach ensures there are no direct drive arrangements in place that might incent risk taking outside of the risk appetite or result in inappropriate compensation awards.

Determination of Individual Awards

Senior business leaders are responsible for allocating their portion of the approved pool to the individual employees within their business. Individual award decisions are determined as a total direct compensation award. They are discretionary and there are no formulae or explicit guidelines for making award decisions. Factors considered include, but are not limited to the following: individual and business performance, teamwork, leadership, risk management, market environment, market levels of compensation and potential future contribution to TD. In 2009, a scorecard was introduced that calls for explicit consideration of the behaviour of each individual on specific measures relating to governance, control and risk management. The governance, control, and risk management factors on the scorecard are a factor in the year-end compensation decision.

Equity Compensation

A significant portion of total compensation for Performance Compensation Plan participants is awarded as equity, with the equity portion of compensation delivered in restricted share units that vest at the end of three years. The following table outlines the minimum percentage of total direct compensation that is awarded as equity for employees at each TD Securities titled level.

			Vice President &	Employees with
	Vice Chair	Managing Director	Director	Comp > C$500,000
Cash compensation (salary + cash incentive)	60%	65%	80%	80%

Restricted share units (deferred)	40%	35%	20%	20%

In addition to the guidelines above, employees who have the authority to make decisions that could have a material impact on the risk of the bank will have a minimum of 40% of total compensation awarded as equity. All restricted share units vest at the end of three years, are subject to a discretionary adjustment based on risk outcomes over the vesting period, are subject to claw back in certain circumstances, and can be cancelled at the discretion of the committee prior to vesting. These features ensure that final payouts can be appropriately linked to risk-adjusted performance over the medium term.

ADDITIONAL SUMMARY COMPENSATION INFORMATION

FSB principles include a requirement to provide clear and comprehensive disclosure on an annual basis. In addition to detailed descriptions of governance, and key features of the bank’s approach to compensation, the FSB requires additional detailed information on aggregate compensation to a) senior management and b) material risk takers. For the purposes of the tables below, senior management has been identified as the five named executive officers listed in this proxy, and material risk takers are the 155 individuals identified through the process described on page 43 of this circular (excluding the named executive officers).

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Table 1: 2010 Compensation Awards

The following table summarizes the value of compensation awarded in respect of 2010. The value of equity compensation (share units and stock options) awarded is reported based on the expected value of the award on the date of grant.

	Senior Management	Material Risk Takers
Fixed Compensation

Salary[1]	$3,519,100	$41,333,200

Variable Compensation Awards

Cash Incentive	$8,582,580	$84,400,695

Share Units (deferred)	$13,681,930	$83,368,606

Stock Options (deferred)	$7,171,089	$21,792,860

Other

Sign on Awards(2)	$0	$12,293,957

Notes:

(1)	Salary is the annual salary as at October 31, 2010.

(2)	21 individuals identified as material risk takers received sign-on awards in 2010. Sign-on awards include any one-time compensation agreed to when an employee joined the bank.

Table 2: Outstanding Deferred Compensation

The bank grants a significant portion of compensation as equity for all executives. No cash incentive compensation is deferred. The following table summarizes the value of vested and unvested awards outstanding as at December 31, 2010.

	Senior Management	Material Risk Takers
Unvested

Share Units	$46,320,904	$285,474,737

Stock Options	$34,971,793	$41,843,441

Vested

Share Units	$66,878,345	$102,442,657

Stock Options	$45,395,300	$97,619,803

Note:  Share price of common shares as at December 31, 2010 was $74.25

The FSB disclosure guidelines include reporting information on the amount of deferred compensation that was reduced through adjustments during the deferral period. As outlined in the description of equity plans on page 28 of this circular, the bank introduced a risk adjustment (to be made at maturity) into the equity share unit plans beginning with awards made in December 2009. Awards under these plans cliff vest at the end of three years, and as a result, the first potential adjustment considering risk will be made in December 2012.

PENSION PLAN BENEFITS

Highlights:

•	The Bank offers an unfunded defined benefit executive pension to executives at the Vice President level and above. The plan provides for a pension of two percent of eligible earnings for each year of credited service, inclusive of government pensions and benefits provided through all TD plans in which the executive participates. Caps are applied to years of credited service and eligible earnings, based on the executive’s level. Receipt of the executive pension is dependent on compliance with conduct provisions and Mr. Masrani, Mr. Hockey and Ms. Johnston participate in this plan.

•	Mr. Clark’s employment arrangements provide for a lifetime pension that is inclusive of benefits earned at CT Financial Services Inc. Mr. Clark’s pension was frozen in October 2010, with no further accruals, and continues to be subject to conduct provisions. Upon retirement, Mr. Clark’s pension will provide a lifetime annual pension of $2.4885 million and will continue unreduced to Mr. Clark’s surviving spouse for her lifetime following his death.

The named executive officers participate in different bank pension arrangements, with the exception of Mr. Dorrance who does not participate in any bank pension plans. Mr. Clark’s arrangements are explained under Pension Arrangements for Mr. Clark. A description of each arrangement is set out below.

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Executive Benefit Plan

The bank offers an unfunded executive plan that includes a portion of executives’ incentive compensation. Executives who participate in this plan must comply with conduct provisions to receive full payment. The pension payable is part of the total pension the executive will receive from TD, and is determined based on the following plan provisions:

Participating named executive officers	Ms. Johnston, Mr. Hockey and Mr. Masrani

Pension formula	2% of final average earnings multiplied by years of service from date of hire (maximum of 35 years) is the executives’ total pension available from all plans, inclusive of pensions payable under the other plans described in this section of the circular and government pension plans (e.g. Canada/Quebec Pension Plan). The total pension is reduced if the executive did not join the registered pension plan at commencement of employment.

Final average earnings	The average of the best consecutive five years of salary and incentive compensation payments, with incentive compensation capped at a maximum of 120% of salary, in the ten years prior to retirement.

Retirement age	63

Reduction for early pension commencement	The portion of the executive’s pension that is provided by the Executive Benefit Plan is reduced on an actuarially equivalent basis if payments commence before age 62.

Form of pension	Pensions are paid for the life of the executive with 50% of the pension amount continuing to the surviving spouse after death. Other optional forms of payment are available on an actuarially equivalent basis.

Limit on pension	The annual pension is limited to $1,000,000 (including all bank plans and government benefits).

Pension Fund Society

The bank offers a registered defined benefit pension plan to Canadian employees to assist them in providing for their retirement. The named executive officers, with the exception of Mr. Dorrance, participate in the Pension Fund Society which was closed to new members on January 30, 2009. The pension payable is part of the total pension the executive will receive from TD, and is determined based on the following plan provisions:

Participating named executive officers	Mr. Clark, Ms. Johnston, Mr. Hockey and Mr. Masrani

Pension formula	1.4% of final average earnings up to the average government limit plus 2% of final average earnings above the average government limit multiplied by years of plan membership (maximum of 35 years).

Final average earnings	The average of the best consecutive five years of salary in the last 10 years prior to retirement.

Average government limit	The average of the last five years’ maximum pensionable earnings for the Canada/Quebec Pension Plan prior to retirement.

Member contributions	2.94% of salary up to the government limit plus 4.2% of salary above the government limit, up to the applicable Income Tax Act maximum of $16,295, in 2010. All named executive officers who are active participants in the plan make contributions at the maximum level.

Retirement age	63

Reduction for early pension commencement	Pension is reduced according to a formula based on the number of years and months the pension commences before his or her 62nd birthday. The reduction is 0.33% per month for the first four years, plus 0.45% per month for the next three years, plus 0.60% per month for each additional month.

Form of pension	Pensions are paid for the life of the member with 50% of the pension amount continuing to the surviving spouse after the retiree’s death. Other optional forms of payment are available on an actuarially equivalent basis.

Limit on pension	The annual pension is limited to the maximum set out by the Income Tax Act. For 2010, the maximum pension is $2,494.44 per year of membership.

Canada Trust Money Purchase Pension Plan

The Canada Trust Company provided a registered defined contribution pension plan to Canadian employees to assist them in providing for their retirement. The pension payable is part of the total pension the executive will receive from TD, and is determined based on the following plan provisions:

Participating named executive officers	Mr. Clark and Mr. Hockey

Provisions	The bank contributed 6% of their salary up to the government limit and 12% of their salary above the government limit. The plan was closed to future contributions on August 18, 2002 and plan members were eligible to join the Pension Fund Society. The pension from the Canada Trust Money Purchase Pension Plan is determined based on the retiree’s account balance and annuity purchase rates at retirement.

Retirement Age	65

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TD Banknorth Pension Plan

Pension benefits were frozen under this plan on December 31, 2008. This qualified defined benefit pension plan was designed to assist U.S. employees in providing for their retirement. The plan was non-contributory and provided for a benefit based on a percentage of average career compensation and years of service. Plan members were also eligible to participate in the TD Bank 401(k) Retirement Plan. Certain plan members will receive enhanced employer contributions to the TD Bank 401(k) Retirement Plan for a temporary period of time. The pension payable is part of the total pension the executive will receive from TD, and is determined based on the following plan provisions:

Participating named executive officer	Mr. Masrani

Pension formula	1.5% of average career compensation plus 0.65% of average career compensation in excess of social security covered compensation, multiplied by years of credited service.

Final average earnings	Career average formula.

Retirement age	65

Reduction for early pension commencement	Pensions are reduced on an actuarially equivalent basis if payments commence before age 65.

Form of pension	Pension is paid for the life of the member. Optional forms of payment are available on an actuarially equivalent basis.

Limit on pension	Limit applicable to U.S. qualified plans. For 2010, the maximum compensation limit applicable to the plan is U.S.$245,000.

TD Banknorth Supplemental Plan

Pension benefits were frozen under this plan on December 31, 2008. This was a supplemental executive plan for certain TD Banknorth executives to provide a retirement benefit in excess of the benefit provided under the terms of the TD Banknorth Pension Plan without regard to maximum compensation and benefit limits. The supplemental retirement benefit is inclusive of the pension benefit provided under the TD Banknorth Pension Plan. The pension payable is part of the total pension the executive will receive from TD, and is determined based on the following plan provisions:

Participating named executive officer	Mr. Masrani

Pension formula	1.5% of average career compensation plus 0.65% of average career compensation in excess of social security covered compensation, multiplied by years of credited service, inclusive of the pension payable under the TD Banknorth Pension Plan.

Final average earnings	Career average formula.

Retirement age	65

Reduction for early pension commencement	Early retirement may begin as early as age 55 or earlier if approved by the employer. Benefits are calculated at the executive’s retirement date and are reduced by one quarter of one percent for each month for the first 60 months that benefit commencement precedes age 65, and are further reduced by one half of one percent for every month that benefit commencement precedes age 60.

Form of pension	Pension is paid for the life of the member.

Limit on pension	Not applicable.

TD Bank 401(k) Retirement Plan

TD Bank, America’s Most Convenient Bank, provides a qualified defined contribution retirement plan to U.S. employees to assist them in providing for their retirement. The pension payable is part of the total pension the executive will receive from TD, and is determined based on the following plan provisions:

Participating named executive officer	Mr. Masrani

Provisions	The bank makes annual core contributions to the plan based on a percentage of the employee’s eligible compensation, depending on the age and years of service of the employee. Employees are also eligible to make contributions by deferral of eligible compensation into the plan up to prescribed limits, and the bank matches 100% of employee deferrals on the first 3% of eligible compensation and 50% on the next 3% of eligible compensation. The retirement benefit payable from the plan is determined based on the member’s account balance and annuity purchase rates at retirement.

Retirement Age	65

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TD Securities UK Group Personal Pension Plan

TD Securities provides a defined contribution pension plan to U.K. employees to assist them in providing for their retirement. The pension payable is part of the total pension the executive will receive from TD, and is determined based on the following plan provisions:

Participating named executive officer	Mr. Masrani

Provisions	Employees are eligible to make contributions by salary deferral into the plan, up to prescribed limits, and the bank makes contributions to the plan, based on an age-tiered contribution schedule. The retirement benefit payable from the plan is determined based on the member’s account balance and annuity purchase rates at retirement.

Retirement Age	65

PENSION ARRANGEMENTS FOR MR. CLARK

Mr. Clark’s employment arrangements provide for a lifetime pension determined using the annual average of Mr. Clark’s highest consecutive 36 months’ salary and a percentage that became fixed in October 2010. Mr. Clark’s estimated pension consists of a supplemental pension determined as if Mr. Clark was a participant in the bank’s Executive Benefit Plan (the “TD Pension Arrangement”); an incremental supplemental pension that results from the pension arrangements that CT Financial Services Inc. promised to Mr. Clark (the “CT Pension Arrangement”); and an additional supplemental pension that arose from the discontinuance of the Term Certain Annuity. Mr. Clark’s pension is inclusive of all benefits from pension plans that he participates in as a result of his employment with the Bank and the Canada Trustco Mortgage Company. Pension benefits are payable for life, and would continue unreduced to Mr. Clark’s surviving spouse for her lifetime following his death.

During 2009, Mr. Clark agreed to changes in his employment arrangements which included the freezing of his pension benefits at $2.4885 million, effective October 2010. For service after October 2010, Mr. Clark will accrue no additional pension benefit. Further details about Mr. Clark’s employment agreement are provided starting on page 49 of this circular.

ACCRUED NAMED EXECUTIVE OFFICER PENSION OBLIGATION

The following table shows years of service, estimated pension amounts and changes in the accrued pension obligation for the named executive officers from October 31, 2009 to October 31, 2010.

					Accrued			Accrued
	Years of Service		Annual Pension Payable		Obligation		2010	Obligation
					at	2010	Non	at
	October 31,		October 31,		October 31,	Compensatory	Compensatory	October 31,
Name	2010(1)	Age 65	2010	Age 65(2)	2009(3)(4)	Change(5)	Change(6)	2010(3)(4)
Ed Clark
– TD pension arrangement	19.0	21.0	$1,000,000	$1,000,000	$11,724,000	—	$1,049,000	$12,773,000
– CT pension arrangement	19.0	21.0	$818,000	$818,000	$9,881,000	—	$2,141,000	$12,022,000
– Other CT compensation	N/A	N/A	$670,500	$670,500	$7,929,000	—	$1,216,000	$9,145,000

Colleen Johnston	18.5	34.4	$316,800	$708,000	$1,993,400	$162,900	$728,000	$2,884,300

Bharat Masrani(7)	23.5	34.1	$480,000	$714,200	$3,504,900	$71,500	$725,000	$4,301,400

Tim Hockey	27.4	45.0	$581,200	$748,500	$2,487,600	$39,000	$1,008,000	$3,534,600

Notes:

(1)	Represents credited service for the named executive officer’s executive plan, which provides the majority of the pension benefit. Credited service for the Pension Fund Society is 6.5 years for Ms. Johnston, 7.9 years for Mr. Hockey, and 6.2 years for Mr. Masrani. Mr. Masrani’s credited service for the TD Banknorth qualified plan is 2.33 years.

(2)	The estimated pension amounts at age 65 are calculated assuming current salary and incentive compensation payments continue unchanged until retirement and with service projected to age 65. Government benefits are excluded.

(3)	All pension values include the cost of amounts payable from all bank plans in which the named executive officer participates.

(4)	Values were determined using the same valuation method and actuarial assumptions used for determining the pension obligations and pension expense disclosed in Note 24 of the 2010 consolidated financial statements of the bank.

(5)	Compensatory value includes the value of the projected pension accrued for service during the reporting period (service cost) and the impact on the accrued obligation of plan changes and any difference between actual and estimated earnings.

(6)	Non compensatory changes in the obligation in 2010 include amounts attributable to interest accruing on the beginning of year obligation, changes in the actuarial assumptions and other experience gains and losses.

(7)	Mr. Masrani’s accrued pension is inclusive of pension benefits from all TD retirement plans for his Canadian, U.K. and U.S. service. His U.K. pension benefit has been converted to Canadian dollars using the Bank of Canada’s average exchange rate for the period of November 1, 2009 to October 31, 2010 (C$1.62 = £1), and his U.S. pension benefit has been converted into Canadian dollars using the Bank of Canada’s average exchange rate for the period November 1, 2009 to October 31, 2010 (C$1.04 = U.S.$1.00).

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EMPLOYMENT ARRANGEMENTS, TERMINATION AND CHANGE OF CONTROL BENEFITS

Highlights:

•	In February 2009, the bank and Mr. Clark agreed to a new employment agreement that will extend to at least the 2013 annual meeting of shareholders.

•	Under the new employment agreement, Mr. Clark’s pension was capped in October 2010, and he has waived eligibility for severance under all circumstances.

Employment Arrangements — Group President and Chief Executive Officer

In February 2009, the board extended Mr. Clark’s employment agreement. His previous agreement was set to expire on October 10, 2010, and the extension will run at least until TD’s annual meeting in 2013. As part of the terms of the renewed agreement, Mr. Clark’s pension was frozen in October 2010, and he will not receive any pension payments that would have been due to him between October 2010 and the bank’s annual meeting in 2013. In addition, as part of the extension, Mr. Clark agreed to waive his right to severance pay under any circumstances.

In return for foregoing pension payments that he was due to receive between October 2010 and the bank’s annual meeting in 2013, Mr. Clark received an option grant in March 2009 with a present value of $4.7 million. The value of the option grant delivered was equivalent to the value of the pension payments Mr. Clark gave up. In this manner, Mr. Clark replaced earned cash with at-risk equity, further enhancing his alignment with shareholders over the long term. The option grant is subject to a claw back in the event of a material misrepresentation resulting in the restatement of financial results.

Mr. Clark had previously received 170,000 deferred share units which in part replaced a term certain annuity agreed to under his original employment agreement when he joined the bank in 2000. The deferred share units vested fully on June 1, 2010.

The following table describes the termination benefits that Mr. Clark would receive under the terms of his current employment agreement in the event he leaves the bank under various circumstances:

Effective Date	February 25, 2009
Resignation, Retirement	• Base salary to the date of departure.
• The special deferred share unit grant will be paid out.
• Pension — benefit frozen as of October 2010 at $2,488,500.
• Severance — No severance amounts will be payable.

Termination without Cause	• Base salary and pro-rata annual incentive to the date of termination.
• The special deferred share unit grant will be paid out.
• Pension — benefit frozen as of October 2010 at $2,488,500.
• Severance — No severance amounts will be payable.

Termination with Cause	• Base salary to the date of termination.
• Pension obligation — reduced from $2,488,500 to $978,000 plus registered pension plan benefits.

In addition, Mr. Clark is bound by certain conduct provisions under the employment agreement:

Non-Compete	Mr. Clark agrees not to compete, without the prior written consent of the bank, directly or indirectly, with the bank or any major subsidiary or major downstream affiliate of the bank by being employed by or associated with or otherwise involved with any major financial institution in the world for a period of 2 years.

Non-Solicitation	Mr. Clark agrees not to, directly or indirectly, take any steps to induce or solicit any executive of the bank to terminate his or her employment with the bank for any reason, for a period of two years.

Non-Compliance	If Mr. Clark fails to meet his obligations, a significant portion of his pension shall be suspended or forfeited, and he would not be able to make any related claims against the bank unless he is terminated without cause.

Employment Arrangements — Group Head, Finance and Chief Financial Officer

Pension	As a term of her employment, Ms. Johnston was granted an additional five years of service, plus two years of service for each of her first 10 years of service, for the purpose of determining the portion of her pension provided by the Executive Benefit Plan. Actual years of service apply for Ms. Johnston’s benefit under the Pension Fund Society. This exception to policy was granted to provide Ms. Johnston with a competitive pension at retirement age which would not have otherwise been possible given her years of experience prior to being recruited to the bank.

Termination Without Cause	Ms. Johnston’s employment arrangements with the bank entitle her to a severance consisting of:
• 24 months of base salary and annual incentive. The annual incentive is determined using an average of the previous three year actual annual incentive received.
• Pro-rata annual incentive reflecting the percentage of year worked should termination occur during the year.

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Calculation of Termination Benefits

The actual amounts that a named executive officer would receive upon termination of employment can only be determined at the time he or she leaves the bank. There are many factors affecting the nature and the amount of any benefits provided and as a result, actual amounts may be higher or lower than what is reported. Factors that could affect the reported amounts include the timing during the year of termination, share price and the named executive officer’s age and years of service. For purposes of illustration, the following assumptions have been made for calculating the termination benefit for each named executive officer:

•	Termination date of December 31, 2010;

•	Share price of common shares as at December 31, 2010 was $74.25; and

•	Pension benefits have been calculated using the fiscal year-end date of October 31, 2010.

The amounts stated below are the incremental values of such benefits that the named executive officer is entitled to for each of the termination scenarios. Negative values reflect a reduction of annual pension payable and equity forfeiture.

	Ed	Colleen	Bob	Bharat	Tim
Event	Clark	Johnston	Dorrance	Masrani	Hockey
Resignation
Severance		$0		$0	$0
Equity	Eligible for	$0	Eligible for	$0	$0
Annual pension payable	Retirement	$0	Retirement	$0	$0
Total		$0		$0	$0

Retirement
Severance	$0		$0
Equity	$39,374,982	Not Eligible for	$14,147,900	Not Eligible for	Not Eligible for
Annual pension payable	$0	Retirement	Nil	Retirement	Retirement
Total	$39,374,982		$14,147,900

Termination without cause:
Severance	$0	$2,226,667	$5,556,667	$4,721,900	$3,366,667
Equity (in addition to retirement amount)	$0	$1,511,395	$0	$4.086,053	$2,629,706
Annual pension payable	$0	$0	Nil	$0	$0
Total	$0	$3,738,062	$5,556,667	$8,807,953	$5,996,372

Termination with cause:
Severance	$0	$0	$0	$0	$0
Equity	($14,585,733)	($1,930,329)	($18,158,950)	($9,449,095)	($1,271,193)
Annual pension payable	($1,455,937)	($300,499)	Nil	($375,766)	($527,699)
Total	($16,041,670)	($2,230,828)	($18,158,950)	($9,824,861)	($1,846,892)

Change of control(1):
Severance	$0	$2,226,667	$5,556,667	$4,721,900	$3,366,667
Equity (in addition to retirement amount)	$0	$5,309,470	$0	$13,569,540	$8,890,804
Annual pension payable	$0	$0	Nil	$0	$0
Total	$0	$7,536,137	$5,556,667	$18,291,440	$12,257,471

Note: (1) An executive must be terminated within 24 months of a change of control to receive the incremental values indicated.

The treatment of equity under each of the termination scenarios is governed by the terms of the various equity plans, which are summarized in the following table.

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Deferred
	Share Units	Stock options	Share Units	Vesting Share Units
Resignation	Forfeited.	Vested stock options can be exercised within 30 days.	Redeemable upon resignation.	Forfeited if resignation is within the vesting period. If resignation occurs after the vesting period, the vesting share units will be redeemable upon resignation.

Retirement	Mature in normal course subject to compliance with the conduct provisions and other plan terms.	Options remain outstanding and vest in accordance with their terms. Options expire on the earlier of the original expiry date and five years from the date of retirement.	Redeemable upon retirement.	Forfeited if retirement occurs within the vesting period. If the retirement occurs after the vesting period, the vesting share units will be redeemable upon retirement.

Termination without Cause	Entitled to a pro-rata share based on the number of full 12 month periods since the award date. Units mature in normal course subject to compliance with the conduct provisions and other plan terms.	Vested stock options and those that vest within 90 days may be exercised within 90 days. For stock options that vest at the end of four years, holders are entitled to a pro-rata share based on the number of full 12 month periods since the award date.	Redeemable upon termination.	Entitled to a pro-rata share based on the number of full 12 month periods since the award date, subject to compliance with the conduct provisions. If the termination occurs after the vesting period, the units will be redeemable upon termination.

Termination with Cause	Forfeited.	Forfeited.	Redeemable upon termination.	Forfeited.

Change of Control (if terminated within 24 months following a change of control)	Continue to vest and are paid out at the original maturity date.	All stock options vest immediately upon termination and remain exercisable for 90 days following termination.	Redeemable upon termination.	All unvested units vest immediately, and are redeemable upon termination.

A change of control occurs when:

(i) Outstanding voting shares of the bank represent less than 50 percent of the combined voting power of the new entity; or

(ii) There is, or is expected to be, a change of 50 percent or more of the directors of the bank; or

(iii) The board considers that there are other circumstances where it is appropriate to apply the change of control provision.

Conduct Provisions Resulting in Forfeiture

Except for deferred share units, entitlement to equity awards in all cases is subject to compliance with the conduct provisions and all other plan terms. Conduct resulting in reduction and/or forfeiture of executive portion of pension and equity includes:

•	Conduct constituting cause for discipline or dismissal.

•	Solicitation of customers/employees.

•	Disclosure of confidential information.

•	Competition with the bank (does not apply to restricted, performance and vesting share units in a termination without cause scenario).

•	Failure to sign a participation agreement.

•	Failure to certify compliance with conduct provisions.

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STOCK OPTIONS

The following section includes prescribed disclosure under Form 51-102F5 Information Circular and TSX Section 613 Security Based Compensation Arrangements.

Stock options are governed by the 2000 Stock Incentive Plan, which was approved by shareholders at the bank’s 2000 annual meeting. Under the 2000 Stock Incentive Plan, stock appreciation rights and other stock-based awards (such as restricted shares) may also be awarded. However, to date, only stock options have been issued under this plan. There were also a number of stock option plans assumed as a result of the 2007 TD Banknorth Inc. privatization, the 2008 Commerce Bancorp, Inc. acquisition, and the acquisition of The South Financial Group, Inc. (TSFG) in 2010 (referred to below as ‘legacy plans’). TD Banknorth stock options that were to expire after December 31, 2008, all outstanding Commerce stock options, and, all outstanding TSFG stock options and stock appreciation rights were converted into bank stock options/stock appreciation rights by adjusting both the exercise price and number of options/stock appreciation rights as specified in the respective Merger Agreement. As a result, a TD Bank common share will be issued upon the exercise of an outstanding option under the legacy plans. Stock appreciation rights issued under TSFG legacy plan will be settled in cash upon exercise. The terms and conditions of the legacy plans will remain in place until all issued and outstanding options/stock appreciation rights are exercised or expire (no options/stock appreciation rights exceeded a ten year term) and no further grants of stock options/stock appreciation rights will be made under these plans. Participation in the legacy plans extended to middle management and in some cases outside directors. The information below applies to awards under the bank’s 2000 Stock Incentive Plan, unless stated otherwise.

Securities Authorized for Issuance Under the Stock Option Plans

The following table shows, as of January 27, 2011, aggregated information for the bank’s stock option plans and the legacy plans which are the only compensation plans under which equity securities of the bank are authorized for issuance from treasury.

The maximum percentage of common shares reserved for issuance to insiders when they exercise stock options may not exceed 10% of the common shares issued and outstanding, and the maximum percentage of common shares reserved for issuance to any one person upon the exercise of stock options may not exceed 5% of the common shares issued and outstanding.

					Number of securities
					remaining
	Securities to be				available for future
	issued upon				issuance
	exercise				(excluding securities		Total stock options
	of outstanding				reflected		outstanding &
	stock options				in column (a))		available for grant
	(a)		Weighted-		(c)		(a) + (c)
			average
	% of		Exercise price		% of		% of
	common		of Outstanding		common		common
	shares		Options		shares		shares
Equity Compensation Plans	outstanding	No.	(b)		outstanding	No.	outstanding	No.
2000 Stock Incentive Plan	1.65%	14,520,456		$56.75	0.26%	2,259,866	1.91%	16,780,322

TD Banknorth legacy Stock Option Plans(1)	0.12%	1,075,700	U.S. $	53.66	nil	nil	0.12%	1,075,700

Commerce Bancorp legacy Stock Option Plans(1)	0.44%	3,911,112	U.S. $	58.14	nil	nil	0.44%	3,911,112

TSFG legacy Stock Option Plans(1)	0.00%	2,334	U.S. $	3,317.35	nil	nil	0.00%	2,334

Overall	2.21%	19,509,602		$57.15	0.26%	2,259,866	2.47%	21,769,468

Note: (1) The information is aggregated for the 10 TD Banknorth legacy plan, three Commerce Bancorp legacy plans, and seven TSFG legacy plans under which common shares are issuable on a basis consistent with TD’s acquisition of the shares of TD Banknorth Inc., Commerce Bancorp, Inc. and TSFG. All legacy plans received shareholder approval on inception. The bank assumed the legacy plans pursuant to an exemption from shareholder approval under the TSX Company Manual. The exchange rate used to convert the weighted average exercise price to Canadian dollars was the Bank of Canada exchange rate on January 27, 2011 (C$0.99 = U.S.$1.00).

Plan Features

Currently, bank executives at the senior vice president level and above are eligible to participate in the stock option plan. Participants with outstanding stock options under the legacy plans are middle management and above and, in some cases, outside directors. Details on the term and vesting schedule of stock options are set out under the header Description of Key Equity Plans starting on page 28 of this circular. The term of outstanding stock options under all plans do not exceed ten years. The following table provides more details on the features of the stock option plans.

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Exercise price	The exercise price is equal to the closing price of the Bank’s common shares on the TSX on the trading day immediately before the date the stock options are granted. Under the legacy plans the exercise price was set at no lower than either the fair market value (or a mean average sale price), or the closing price, of the underlying security on the day of the grant. The bank does not back date stock options.

Stock Appreciation Rights (SARs)	Upon exercise of a stock appreciation right the holder receives a cash payment equal to the fair market value. This is the difference between the average of daily high and low board lot TSX trading prices of common shares on the exercise date and the stock appreciation right exercise price (being no less than the fair market value on the trading day before the grant). Stock appreciation rights can also be granted with a stock option, in which case, upon exercise the stock option is surrendered and the holder receives a cash payment equal to the difference between the fair market value on the exercise date and the stock option exercise price. Although the 2000 plan allows for the granting of stock appreciation rights, the Bank has not granted any to date. Under one of the TSFG legacy plans, stand alone stock appreciation rights are outstanding. TSFG stock appreciation rights settle in cash upon exercise for the difference between the fair market value on the exercise date and the stock appreciation right exercise price.

Transfer / Assignment of Stock Options	Stock options may be transferred by will and laws of succession. With the consent of the plan administrator and where permitted by law, stock options may be assigned to a spouse, or the participant’s or spouse’s personal holding corporation, trustee, custodian, administrator, RRSP, or RRIF. Most legacy plans only permit the transfer of stock options by will and laws of succession; however, in some plans an award may be transferred with committee consent and where permitted by law, or where required by domestic order.

Circumstances under which an individual is no longer entitled to participate	The information detailed below excludes any reference to one of the legacy plans designed for outside directors as under that plan, outstanding stock options continue under normal plan terms in all termination scenarios.

• Termination for Cause:  Stock options are forfeited. Generally, this also applies to the legacy plans. In some of the legacy plans however the stock options are not immediately forfeited but do expire early (no later than three years after termination for cause).

• Termination without Cause:  Stock options expire early. Vested stock options and those that vest within 90 days can be exercised during that 90-day period. After that time, all outstanding stock options are forfeited. Generally, stock options under the legacy plans vested as of the date of termination may be exercised within 60 days to three years from the date of termination (depending on the plan).

• Retirement:  Stock options will continue with normal vesting, but may expire earlier depending on the circumstances. All outstanding stock options under the legacy plans that continue following retirement may expire early (depending on the plan).

• Resignation:  Vested stock options can be exercised within 30 days, after which time they are forfeited. Unvested stock options are forfeited immediately. Under the legacy plans, where stock options are not forfeited, generally stock options may be exercised within 60 days to three years from the date of resignation (depending on the plan).

• Death or Disability:  All stock options vest immediately and the exercise period may be reduced, depending on the circumstances, but stock options cannot be exercised after three years following the event. For the legacy plans the exercise period may vary from three months to up to three years.

• Other Circumstances: The plan administrator may extend an early expiry date in limited circumstances.

Plan Amendments	Under the specific amendment procedure approved by TD shareholders at the 2007 annual meeting, shareholder approval is required for the following:
(i) an increase in the number of shares reserved under the plan;

(ii) a reduction in the exercise price of an outstanding award or cancellation and re-issuance of an award under different terms which in effect results in a reduction in the exercise price of the award;

(iii) an extension of the original stock option expiry date;
(iv) re-introduction of non-employee directors as being eligible for new award grants under the plans; and
(v) a change that would have the effect of allowing a transfer of an award other than for normal estate planning/settlement purposes.
Approval is required in each case, except where the amendment results from any adjustment made under the anti-dilution or conditional expiry date provisions in the plans. Beyond these material plan amendments, the board of directors may make changes to the plans (such as for administrative matters, of a drafting or clarifying nature, or to address regulatory and other developments). In setting and amending the terms of the bank’s stock option plans, the human resources committee reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the board of directors for approval. There were no amendments made to the stock option plans in the last fiscal year.

Financial Assistance to Participants	Until the end of 2009, the bank offered all Canadian employees an employee banking benefit that could be used to purchase shares under the plans and to achieve share ownership requirements. The bank no longer offers these loans. Loans approved up to December 31, 2009 were in the form of a demand loan for the purchase of common shares, capped at the employee’s base salary up to a maximum of $250,000, with an interest rate equivalent to the dividend yield on common shares set quarterly, in advance, with a ten year term and amortization. There are no such loans to named executive officers to purchase shares under the plans. Otherwise, any loans to purchase shares or facilitate the exercise of stock options were made on market terms and conditions. No financial assistance is available for the exercise of stock options under the legacy plans.

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Guidelines on Stock Option Overhang, Dilution and Burn Rate

The following table summarizes the total number of stock options granted to eligible executives during each of the last six calendar years.

Year	# of Stock Options Granted	# of Participants
2010	1,730,612	143

2009	2,363,988	135

2008	3,332,736	315

2007	1,970,788	287

2006	1,608,032	245

2005	1,892,384	240

As of December 31, 2010, TD’s performance against the maximum guidelines set for overhang, dilution and burn rate are as follows (including TD Banknorth, Commerce Bancorp and TSFG converted options):

Rate	Description	Guideline	2010	2009	2008	2007	2006
Overhang	Overhang is defined as all stock options available for issue and stock options outstanding, divided by the number of total shares outstanding	10% or less of the number of shares outstanding.	2.56%	3.54%	4.23%	4.20%	4.18%

Dilution	Dilution is defined as the total number of stock options outstanding divided by the total number of shares outstanding	Targeted at 5% or less, but never to exceed 7.5% of the number of shares outstanding.	2.30%	3.08%	3.52%	2.94%	2.66%

Burn Rate	Burn rate is defined as the total number of stock options issued in a year, divided by the number of total shares outstanding	Less than 1% of the number of shares outstanding.	0.20%	0.20%	0.39%	0.27%	0.21%

As a result of the Commerce Bancorp acquisition, 19.6 million Commerce Bancorp stock options were converted into 10.8 million bank stock options using the exchange ratio set out in the merger agreement. As per the merger agreement, all outstanding Commerce Bancorp options became vested upon the closing of the acquisition. The fair value of the converted options that were vested was $263 million on the conversion date, which was recorded in contributed surplus and was part of the acquisition consideration.

As a result of the TSFG acquisition, 2.9 million TSFG stock options were converted into 11,179 bank stock options using the exchange ratio set out in the merger agreement. As per the merger agreement, all outstanding TSFG options became vested upon the closing of the acquisition. The fair value of the converted options that were vested was $0 on the conversion date (September 30, 2010).

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DIRECTORS’ AND EXECUTIVE OFFICERS’ INDEBTEDNESS AND
OTHER TRANSACTIONS WITH THE BANK

Except for routine indebtedness, there is no outstanding indebtedness for any employees, executive officers and directors of the bank. In addition, none of the bank’s directors or executive officers had a material interest in any material transaction or proposed transaction involving the bank in the last year.

The bank has a number of policies and procedures that govern the review and approval of transactions with directors and officers. Under the bank’s Code of Conduct and Ethics, all employees, including officers, and directors must disclose at the earliest opportunity to their manager or, in the case of the CEO or a director, to the board, any interest they have in an existing or proposed material contract or transaction involving TD in which they may have some influence or perceived interest.

The bank’s Corporate Governance Guidelines also contain procedures regarding director conflicts of interest, which are described in Schedule B — Disclosure of Corporate Governance Practices in this circular. Under the Bank Act and its charter, the audit committee is responsible for oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Bank Act. The audit committee has established procedures that apply to a broad range of transactions with related parties, from the provision of products or services to a related party, to the purchase of assets or services from a related party. In general, all transactions with related parties must be on market terms and conditions unless, in the case of banking products and services for bank officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The bank has purchased, at its expense, a blended insurance program that includes directors’ and officers’ liability insurance. This insurance provides protection for directors and officers against liability incurred by them in their capacity as directors and officers of the bank and its subsidiaries. This part of the policy has a dedicated policy limit of $300 million per claim and in the aggregate for the 12 months ending May 1, 2011. There is no deductible for this coverage. The insurance applies in circumstances where the bank may not indemnify its directors and officers for their acts or omissions. Premiums paid by the bank relating to unindemnifiable directors’ and officers’ liability insurance are approximately $1.8 million.

DIRECTORS’ APPROVAL

The Board of Directors has approved the contents of this management proxy circular and its sending to the common shareholders.

Kevin N. Thompson
Vice President, Legal and Corporate Secretary

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SCHEDULE A

SHAREHOLDER PROPOSALS

The following four proposals have been made by holders of common shares of the bank for consideration at the meeting. Proposals A, B and C were submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC) of 82, rue Sherbrooke Ouest, Montréal, Québec H2X 1X3; and Proposal D was submitted by Mr. Andrew H. Palicz of 124 Deerfield Circle S.E., Calgary, Alberta T2J 6L8. The board of directors opposes these proposals for the reasons set out after each of them.

Proposal A:  Critical mass of feminine skills on the Board. Studies show that companies with a critical mass of women on their board of directors do better. Respecting the fact that institutions renew the composition of their board of directors over a period ranging from 5 years to 10 years, be it resolved that the Board of Directors adopt a policy to achieve parity within no more than ten years.

Shareholder’s Statement:  Here are some competitive advantages pointed out by many studies on the question of the presence of women on boards of directors. Remember that all these studies showed that the advantages increase with the number of women sitting on the board.

•	better performance during financial crises, especially if they are triggered by excessive risk taking. Studies have shown that women have a different management style than men. Particularly regarding risk taking, women tend to be more circumspect and thus to make less risky decisions and adopt more prudent positions;

•	better governance: according to a Conference Board study, boards with more female directors attach increased importance to regulating conflicts of interest, risk monitoring, financial control and maintenance of good relations with investors and the organization’s other stakeholders;

•	better decision-making due to discussions that allow comparison between different perspectives. In this regard, studies show that men attach more importance to the short term in their decisions, while women favour the long term, which generates points of view that enrich reflection and substantiate decision-making;

•	better financial performance: according to a McKinsey study, companies with boards that welcome women have on average a better performance than their benchmark index in terms of return on equity and operating income;

•	better investor perception: in this regard, we should note that the importance of women on boards of directors is one of the criteria used by the Globe and Mail’s Board Games to evaluate the performance of organizations and by Corporate Knights to assess the organizations’ performance in matters of social responsibility.

Recognizing that the rate of renewal of the composition of boards of directors is slow, and wishing, as investors, that women members be selected in accordance with the charter of director competencies, we propose that a parity representation policy be adopted by the Board of Directors. This result will have to be achieved within ten years.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

We are proud of the representation of women on the board: five of our 15 independent director nominees for election at this meeting are women (33%). Our latest director, appointed in September 2010, is Amy Brinkley, whose skills, qualifications and background as the former Global Risk Executive at Bank of America are a valued addition to our board.

The corporate governance committee carefully examines board composition annually, including issues related to its size, and balances factors such as age, geographical, professional and industry representation. The board must be satisfied that the directors collectively have the right skills, experience and capabilities to meet the challenges facing the bank and result in a strong independent board of directors to best serve the long-term interests of shareholders.

The bank’s Corporate Governance Guidelines direct the board to make every effort to promote diversity on the board, including by advancing women. Our commitment to diverse representation on the board helps ensure we draw on the best talent available when seeking candidates for the board. However, we do so without losing sight of our main objective of ensuring the overall board has the right mix of skills, experience and capabilities to serve the bank and its shareholders.

Accordingly, we do not believe adoption of the proposal is needed, or would be in the best interests of the bank and its shareholders.

Proposal B:  Equity Ratio. The CEO’s compensation should be justified to the employees who contribute to his success and that of the company. Be it resolved that the Board of Directors adopt a policy stipulating the internal equity ratio it considers “ethically acceptable” and that it justify this in the management information circular.

Shareholder’s Statement:  At the 2010 Annual General Meetings, we sensitized the shareholders to the difference existing between CEO compensation and average employee compensation. At the banks, this difference ranged between 28 times, a ratio we considered reasonable, and 156 times, an unacceptable ratio.

In their book entitled Plaidoyer pour un nouveau capitalisme, the authors, Yvan Allaire and Mihaela Firsirotu, pointed out that it is important that “[translation] boards of directors assume their fiduciary responsibility fully and establish compensation policies that are in the long-term interest of the company and not only the short-term interest of the shareholders. It is incumbent on them to weigh how esprit de corps, solidarity and mutual trust within the company will be supported or weakened by the company’s compensation policies. Boards of directors must be concerned that the high levels of executive compensation do not lead to challenges to the political and social legitimacy of their company in particular and the free enterprise system in general”.

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On the other hand, we should add that, given that the bulk of CEO compensation varies according to the short-term objectives and the share price, and that this type of compensation rewards excessive risk-taking and short-term performance, an excessive ratio is worrying, since the company’s future and shareholders’ equity is ultimately endangered.

During the past year, this aspect of unfairness of CEO compensation in relation to employee compensation was raised in different ways:

•	by the tabling of a bill by Senator Céline Hervieux-Payette, proposing that the amount of CEO compensation cannot be more than 20 times greater than the average industrial salary per year in Canada, calculated by Statistics Canada;

•	under the American financial reform adopted in July 2010, companies henceforth will be required to disclose the median compensation of their employees so that the shareholders can assess the validity of the difference with CEO compensation;

•	by the publication of the ranking of Canadian companies in terms of responsible investment by Corporate Knights Inc. in the Globe and Mail, using the internal equity concept to evaluate an organization’s “social” performance.

It is urgent that the Board of Directors establish a cap on the aggregate compensation paid to senior executives (salaries, short-term bonuses and long-term bonuses, retirement premiums, etc.) in the form of a multiple of the median employee compensation.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

We do not believe that the ratio described in the proposal provides a meaningful comparison between executive compensation and that of other employees. It is very dependent on the nature and mix of the businesses conducted by the bank and the relative number of executives to non-executives in each business, each of which may change over time or be distorted by outsourcing. Furthermore, establishing a policy of the nature described in the proposal may also unduly restrict the bank’s ability to design an effective and competitive executive compensation program in the future.

Engaged employees are critical to the long-term sustainability of the bank. We are committed to attracting great people, treating employees fairly, being diverse and inclusive and providing all employees with opportunities to grow and contribute in a way that best supports them and our business. As described on page 34 of the circular, employee experience is one of the key performance indicators that is regularly monitored and considered by the board as part of the evaluation of the CEO’s performance. During 2010, the bank received a number of awards reflecting our focus on employees including being named to Aon Hewitt’s 50 Best Employers in Canada.

Accordingly, given inherent limitations of the proposed ratio, as well as the bank’s strong internal governance practices and demonstrated track record with respect to employee engagement, we believe that the adoption of the type of policy described in the proposal is not necessary or helpful.

Proposal C:  Abolition of subsidiaries and branches in tax havens. Be it resolved that the Board of Directors adopt a policy stipulating that the Bank undertakes to divest all of its subsidiaries and branches in tax havens according to the OECD definition.

Shareholder’s Statement:  The Organization for Economic Cooperation and Development (the OECD) defines a tax haven as follows: this is a territorial entity that applies no or nominal taxes; where there is a lack of transparency; where administrative practices prevent the effective exchange of information for tax purposes with other governments; and finally, where corporate entities are recognized as companies even without substantial activity.

According to Statistics Canada, direct Canadian offshore investments in tax havens increased, between 2003 and 2008, from $94 billion to $146 billion. This represents over 20% of Canadian offshore investments made by individuals or corporations. This is not a new problem. In 2002, the Auditor General of Canada was already worried about the erosion of the tax base due to hundreds of millions of dollars of income transferred to tax havens to avoid payment of taxes in Canada.

This problem has concerned MÉDAC for several years, leading it to table a shareholder proposal in 2005, calling for the closing of tax havens.

Whereas the very notion of tax haven refers to the possibility of avoiding taxes in one’s jurisdiction of origin, in direct opposition to the principles of solidarity, justice and redistribution;

Whereas banks benefit from tax havens through the activities of offshore banking centres that serve their clients and through their ability to keep a portion of their earnings there;

Whereas Canadian banks and their clients must pay their fair share of the funding of the public services from which they benefit directly or indirectly, particularly by being able to count on well-trained and healthy labour;

Whereas one of the causes of the last financial crisis was deficient investment ethics;

Whereas offshore banking centres have facilitated the creation of many investment funds where regulation is deficient and taxation is almost non-existent; and whereas it is proved that the financial crisis was made possible and amplified by new forms of complex financial instruments and derivatives widely held by these funds;

Whereas complex financial products may have characteristics leading to financial instability, and consequently these products must be the object of tight regulation and governance standards that are absent in tax havens;

Whereas Canadian banks enjoy a special competitive position and a privileged status, both with the Bank of Canada and with the Department of Finance;

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It is imperative that Canadian banks cease their operations in tax havens and withdraw from them as soon as possible.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The bank is a global business with subsidiaries operating in many jurisdictions around the world. We believe our global operations are important to the bank’s success. The bank is subject to and complies with the varying tax regulations in each of these jurisdictions, as well as in Canada. Some of these jurisdictions impose a higher rate and others a lower rate than Canada. We make substantial disclosure of our international operations to Canadian tax authorities. In fact, the income earned in some foreign jurisdictions also bears additional tax in Canada.

Given multiple layers of regulation and oversight and our own Code of Conduct and Ethics for business dealings, it is appropriate and in the best interests of our shareholders to operate in some jurisdictions imposing lower tax rates. We believe that the bank should continue in its goal to build value for its shareholders by building a global business, with subsidiaries in as many jurisdictions as are beneficial to that goal.

MÉDAC also submitted a proposal regarding peer comparison of compensation, but agreed to withdraw it following discussions with the bank and in light of the bank’s additional peer comparison disclosure in this year’s circular. Specifically, the bank has included the following new peer comparison disclosure which provides more context on the peer group used and addresses the concerns raised by MÉDAC’s proposal:

•	Disclosure of relevant scoping metrics for each peer company including assets, revenue, and market capitalization.

•	Disclosure of TD’s results and ranking among its peers for the relative performance measures considered as part of the Executive Compensation Plan.

The bank acknowledges MÉDAC’s past and continuing efforts in the promotion of good governance. The bank reaffirms its commitment to being a corporate governance leader and to on-going reviews of its corporate governance principles and practices, including effective proxy disclosure.

Proposal D:  Director Share Ownership. RESOLVED, that all independent directors, on the board of directors of TD bank Financial Group, be obligated to retain the level of share ownership that is required of them while they are members of the board for at least two years following their respective resignations or retirements from the board or its chairmanship.

Shareholder’s Statement:  The Share Ownership Requirements for senior executives at TD Bank are described as follows at the top of page 27 of the TD Bank’s management proxy circular for its 2010 annual meeting:

“The bank’s share ownership requirements are designed to align the interests of the bank’s executives with shareholders and are among the highest in the Canadian market. The CEO is required to maintain the share ownership requirement for two years following retirement and for one year following resignation. Executives at the executive vice president level and above must maintain their share ownership requirement for one year following retirement and for six months following resignation. This is to ensure executives are focused on proper succession and leave the bank in a position to continue to grow long-term value for shareholders following their departure.”

The TD Bank’s independent board members have at least as senior a role with respect to its corporate governance as its senior executives do with respect to its management. Given the importance of good governance to the long-term welfare of the TD Bank, those who are privileged to serve as independent directors on its board ought to have a post-departure share ownership requirement that is at least as stringent as is that of its senior executives.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

As a matter of policy, the bank considers it appropriate that directors hold a substantial equity interest in the bank, further aligning their interests with those of other shareholders. Our current approach to director compensation is consistent with the recommendations of the Canadian Coalition for Good Governance.

The bank allows directors to take equity compensation in the form of deferred share units (DSUs). Under Canadian and U.S. tax law, income tax is deferred until the income is actually received. This deferral would not be available if the DSUs were required to be held for two years after retirement from the board. The DSUs are a key feature of the bank’s director compensation plan and facilitate the directors’ ability to meet the bank’s Share Ownership Requirement (SOR). Adoption of the proposed policy would deprive a director of the ability to meet the bank’s SOR by electing to take his or her compensation in the form of DSUs. In addition, directors are not entitled to receive options and therefore, unlike the executives, directors do not have the ability to acquire bank shares through the exercise of options. As a result, the proposed policy could limit our choice of qualified director candidates to those with the personal financial capacity to meet the SOR through purchases of bank shares.

One of the reasons for the requirement that executives continue to hold shares for a period after retirement is to ensure that they are focused on proper succession. While it is certainly one of the directors’ responsibilities to oversee executive succession, it is an ongoing process during the directors’ entire term. Unlike the case with executives, this process is not specifically related to the time of the directors’ retirement.

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Moreover, the age at which directors retire from the board is generally significantly higher than that at which the CEO and other key senior executives retire. It can be an age at which a material limitation on the ability to manage a significant financial asset is likely, in some cases, to affect a director’s decision about accepting or continuing to serve on our board.

In light of these issues, and the fact that the proposed policy is not consistent with market practice, the board believes this policy is not necessary and there is a real likelihood that the adoption of the proposed policy would limit its ability to recruit and retain certain qualified and experienced individuals who could contribute to the bank’s success.

NEI Investments of 500 — 1111 West Georgia Street, Vancouver, BC V6E 4T6 filed a shareholder proposal on disclosure of compensation targets. After discussions with the bank regarding our compensation disclosure, NEI agreed to withdraw its proposal.

As the sub-advisor to the IA Clarington Inhance SRI funds and on behalf of two of the funds, Vancity Investment Management Ltd. of 300-900 West Hastings Street, Vancouver, BC V6C 1E5 filed a shareholder proposal asking the bank to issue a report to shareholders on the challenges and barriers to implementing a policy requiring clients to obtain free, prior and informed consent, where client projects may adversely affect aboriginal rights and claims. After discussions with the bank regarding our policies and practices, Vancity agreed to withdraw its proposal.

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SCHEDULE B

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Our board of directors and management believe that sound corporate governance practices contribute to managing the bank effectively and to achieving our strategic and operational plans, goals and objectives. The board’s corporate governance policies and practices are consistent with Canadian Securities Administrators National Policy 58-201 — Corporate Governance Guidelines (CSA Guidelines) and focus on its responsibilities to the bank’s shareholders and on creating long-term shareholder value. These policies and practices take into account rules of the Toronto Stock Exchange. Because we are regulated by the Office of the Superintendent of Financial Institutions Canada (OSFI), these policies and practices also comply with OSFI’s Corporate Governance Guideline. Lastly, these policies and practices take into account rules of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission although they do not all directly apply to us. The governance framework includes the charters and key practices of the board and its committees and a set of Corporate Governance Guidelines published on our website at www.td.com/governance/index.jsp.

You can find additional governance information on our website, including the Code of Conduct and Ethics, the Disclosure Policy, the Director Independence Policy, the position description for directors, the position description for the CEO, and the charters of the board, its committees and their chairs, and the chairman of the board. The corporate governance committee reviews these Corporate Governance Practices each year and recommends them to the board for consideration and approval.

Board of Directors

For information on director nominees proposed for election, such as other public company boards they serve on and their attendance record for all bank board and committee meetings during fiscal 2010, please see the Director Nominees section of this circular.

Director Independence

The board believes that to be effective it needs to operate independently of management. This means that a large majority of the board and all committee members are not part of management and do not have relationships with the bank that would make them personally beholden to the bank and consequently interfere with the exercise of their independent judgment. Currently, an overwhelming majority of our directors are independent. Of the 16 nominees proposed for election, 15, or 94%, are “independent” under the bank’s Director Independence Policy (available at www.td.com/governance/other  policies.jsp) and the CSA Guidelines, and are not “affiliated” under the Bank Act.

Each audit committee member meets additional independence criteria under our policy and applicable law. Because of his position, W. Edmund Clark, Group President and CEO, TD Bank Group, is not considered to be “independent” under our policy and the CSA Guidelines and is “affiliated” under the Bank Act.

The board adopted the Director Independence Policy and delegated responsibility to the corporate governance committee for:

•	developing and recommending to the board independence criteria for directors;

•	reviewing the policy at least annually, including as to the continued appropriateness of such criteria; and

•	annually evaluating the directors’ independence.

How we determine independence

Directors must complete detailed questionnaires about their individual circumstances. Directors who have a material relationship with the bank, and management directors, are not considered independent under the policy. To determine if a director has a material relationship with the bank, the corporate governance committee looks at the nature and importance of the director’s bank connections. Relationships through outsourcing, consulting, legal, accounting and financial services are particularly scrutinized. The committee also takes into account people or organizations the director is related to, such as a spouse or an employer where the director is an executive. The committee then considers whether the director could reasonably be expected to be objective about management’s recommendations and performance. The goal is that a large majority of directors will not have their loyalty to the bank and our shareholders compromised by any other relationship they may have with the bank.

While not required to do so, the committee also considers the director independence standards that apply only to NYSE-listed U.S. domestic issuers. Except for Mr. Clark, all director nominees would be considered independent under these NYSE standards if they applied to the bank.

In addition to the Director Independence Policy, the board has implemented the following policies and practices:

•	The board and each committee can meet independently of management at any time. Time to do so is provided on each board and committee meeting agenda. During fiscal 2010, 54 in camera sessions were held.

•	The board and each committee may engage their own independent advisors.

•	The non-management directors annually appoint a strong, independent chairman of the board with a clear mandate to provide leadership for the independent directors.

•	Non-management directors must acquire, over a set period of time, equity ownership with a value equivalent to at least six times their respective annual retainer.

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Board members understand that independence also means preparation for meetings, understanding the issues, strength of character, integrity and an inquiring mind.

Chairman of the Board

The chairman of the board’s role is to facilitate the functioning of the board independently of management and to maintain and enhance the quality of our corporate governance. His key responsibilities are set out in the charter of the chairman of the board, which is available on our website at www.td.com/governance/charters.jsp. The chairman must be independent and, as stated above, is appointed by the non-management directors of the board annually. The chairman chairs every meeting of the board (including the in camera sessions) and the corporate governance committee, chairs the annual meeting of shareholders, and serves as a member of the human resources committee.

Our chairman of the board, since January 1, 2011, is Brian M. Levitt. Prior to that, John M. Thompson was chairman of the board. For more information on Mr. Levitt, please see his chart in the Director Nominees section in this circular or our website at www.td.com/governance/chair.jsp.

Shareholders’ Meetings

The chairman of the board chairs and is available to answer questions at our annual shareholders’ meetings. Directors are expected to attend annual shareholders’ meetings where possible. Last year, all directors then standing for election attended the annual meeting.

Board Mandate

The board’s responsibility is to enhance the bank’s long-term value for our shareholders. Our employees, managers and officers execute the bank’s strategy under the direction of the CEO and the oversight of the board of directors. Shareholders elect the board to oversee management and to assure that the long-term interests of shareholders are advanced responsibly. This includes addressing the concerns of other stakeholders and interested parties, including employees, customers, regulators, our communities and the public. The board’s responsibilities are set out in its charter and include the following:

•	Supervision of the management of the business and affairs of the bank.

•	Disclosure of reliable and timely information to shareholders — the shareholders depend on the board to get them the right information.

•	Approval of our strategy and major policy decisions — the board must understand and approve where we are going, be kept current on our progress towards those objectives and be part of and approve any major decisions.

•	Evaluation, compensation and succession for key management roles — the board must be satisfied that we have the right people in the key roles, that they are monitored and evaluated by the board and that they are appropriately compensated to encourage the bank’s long-term success.

•	Oversight of the management of risks and the implementation of internal controls — the board must be satisfied that our assets are protected and that there are sufficient internal checks and balances.

•	Effective board governance — to excel in their duties, the board needs to be functioning properly as a board — strong members with the right skills and the right information.

The board’s charter is incorporated by reference into this circular and has been filed with securities regulators on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and, as stated above, is available on our website at www.td.com/governance/charters.jsp. In addition, shareholders may promptly obtain a free copy by contacting TD Shareholder Relations — see the back cover of this circular.

The Bank Act requires certain important matters to be brought before the board. The board has also chosen to reserve certain other key decisions to itself. Under its charter, the board has an obligation to oversee the sufficiency of the checks and balances on management. To that end, the board has established approval criteria for management for the extension of new credit, investment decisions for our securities portfolios, capital spending, operational risk, executive compensation, trading/market risk and issuing bank securities. The board has also put in place formal policies for approving material business acquisitions and investments and major outsourcing projects. Finally, the board has complete authority over certain other transactions out of the ordinary course of business, fundamental changes and approving financial statements prior to release to shareholders.

Strategic Planning Process

The board is responsible for overseeing the execution and fulfillment of our strategy and fundamental goals. This responsibility includes adopting a strategic planning process; and continuously considering and approving strategic alternatives and plans that management presents. The board assesses the bank’s major opportunities and risk impact of any strategic decision being contemplated, such as considering whether any strategic decision is within the bank’s approved enterprise risk appetite including for individual business units; oversees the implementation of strategic plans; and monitors performance against such plans.

Principal Risks

The risk committee of the board identifies and monitors the key risks of the bank and evaluates how they are managed. Please see the Managing Risk section of the bank’s 2010 MD&A for a list of the principal risks identified and the structures and procedures in place to manage them.

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Corporate Responsibility

For a description of our approach to corporate governance and responsibility, see the Corporate Governance Practices section under “Chair’s Message” of the bank’s 2010 on-line annual report, which is available on our website at www.td.com/ar2010/chairman_report/index.jsp and read our most recent Corporate Responsibility Report, which is available on our website at www.td.com/corporateresponsibility.

Succession Planning

The board and its human resources committee are responsible for CEO succession planning and for satisfying themselves that succession planning is in place for all other key executive roles. This includes identifying potential succession candidates and development plans for the CEO; and fostering management depth by rigorously assessing candidates for other senior positions.

Communication Policy

The corporate governance committee’s responsibilities include satisfying itself that we communicate effectively, both proactively and responsively, with our shareholders, other interested parties and the public. Our commitment to providing timely, accurate and balanced disclosure of all material information to a broad audience is laid out in our Disclosure Policy. The corporate governance committee annually reviews this policy and receives a report from management, including members of the disclosure committee, on the Disclosure Policy, the design and operation of related disclosure controls and procedures and any disclosure issues that may have arisen in the past year. A copy of the policy is available on our website at www.td.com/governance/other  policies.jsp.

The board or a committee of the board oversees communications with shareholders and other stakeholders. This includes reviewing and/or approving key disclosure documents such as the quarterly and annual financial statements, the annual report, the annual information form, and the management proxy circular. The corporate governance committee receives an annual report on shareholder feedback on an enterprise-wide basis, with a primary focus on retail shareholders.

Internal Controls

Management’s report on internal control over financial reporting and related information is available under the heading “Accounting Standards and Policies - Controls and Procedures” in the bank’s 2010 MD&A.

Developing the Bank’s Approach to Corporate Governance

The board believes our success is based on a culture of integrity which starts with the principle of the “tone at the top”. As set out in its charter, the board is responsible for setting the tone for a culture of integrity and compliance throughout the bank. The board expects the highest level of personal and professional integrity from our CEO and other executive officers. The board also monitors the effectiveness of our corporate governance practices and approves any necessary changes, as required. The corporate governance committee keeps abreast of the latest regulatory requirements, trends and guidance in corporate governance and updates the board on corporate governance issues as necessary. The framework for governance at the bank is based on Corporate Governance Guidelines recommended by the corporate governance committee together with the charters and key practices of the board and its committees.

Measures for Receiving Stakeholder Feedback

The audit committee monitors a whistleblower program which establishes a confidential and anonymous communication channel for employees and other stakeholders worldwide to raise concerns about accounting, internal accounting controls or auditing matters for the bank. Employees may also use this communication channel to report concerns relating to ethical business or personal conduct, integrity and professionalism. A description of the program is available on our website at www.td.com/governance/whistleblower.jsp. In addition, management and the corporate governance committee carefully review shareholder proposals and feedback and provide regular opportunities for shareholders to communicate with management or the board. All these inputs help the board understand how we are doing and guide future governance innovations.

Each year, shareholders may vote for or against a non-binding, advisory resolution on the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Compensation sections in this circular. As this is an advisory vote, the resolution is non-binding. However, the human resources committee and the board will take the results of the vote into account, as they consider appropriate, when considering future compensation policies, procedures and decisions.

Shareholders may communicate directly with the independent directors through the chairman of the board (contact details provided on the back cover of this circular).

Position Descriptions

The corporate governance committee annually reviews a written position description for directors that the board has approved and recommends amendments if required. The board has also approved charters for the chairman of the board and for the chairs of the board committees. These documents are available on our website at www.td.com/governance/charters.jsp.

The human resources committee has developed a written position description for the CEO which it reviews and approves annually. The committee also annually reviews the CEO’s corporate goals and objectives which include performance indicators and key milestones relevant to the CEO’s compensation. The board approves such goals and objectives on the committee’s recommendation.

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Orientation and Continuing Education

Orientation

The corporate governance committee oversees the implementation and monitors the effectiveness of an orientation program for new directors. Our program includes comprehensive education sessions to orient new directors. At these sessions, the CEO and other members of the executive management team present and answer questions on how the bank is managed, our key businesses, strategic direction, human resources, information technology, regulatory environment, directors’ responsibilities, and the significant issues and key risks we face. The program also includes a one-on-one session with the chairman of the board. All new directors receive a director’s orientation manual that is tailored to the individual director’s needs and areas of interest, taking into consideration which committee(s) the director is joining. Director orientation reference materials include:

•	our key corporate governance and public disclosure documents, including our Corporate Governance Guidelines and board and committee charters;

•	information regarding the evaluation process for the board, its committees and their chairs, and individual directors;

•	minutes for the previous year’s board meetings;

•	minutes for the previous year’s committee meetings for the committee(s) which the director is joining;

•	important policies and procedures for the bank, including our Disclosure Policy and Code of Conduct and Ethics; and

•	organizational charts and other business orientation materials, including financial statements and regulatory information.

In addition, new directors are assigned a “buddy” director for the director’s first few meetings to answer questions and provide contextual information to better understand materials, presentations and processes. New directors are also offered an opportunity to visit a site (e.g., retail branch, operations centre, trading floor).

Continuing Education

The corporate governance committee oversees continuing education for directors and is a resource for ongoing education about directors’ duties and responsibilities. It satisfies itself that prospective candidates fully understand the role of the board and its committees and the contribution expected of individual directors. In addition, presentations are regularly made to the board on different aspects of our operations, and periodically on topical areas to assist directors in fulfilling their responsibilities. In the past year, the board participated in in-depth sessions (“deep dives”) on: particular aspects of our businesses and overall strategy; International Financial Reporting Standards; Corporate Operations (including Information Technology); and TD Canada Trust Canadian Banking. The board also participated in a two-day offsite strategy session and received presentations from external consultants, management, regulators and analysts. Each deep dive includes an element of general education as context for the discussions (e.g., the industry; competitors; trends; and risks/opportunities). Directors also have complete access to management to understand and keep up-to-date with our businesses and for any other purposes that may help them fulfill their responsibilities.

As well, directors are canvassed on specific topics, trends or best practices relevant to the board as a whole or to a specific committee that they would like to learn more about. In the past year, management, and in some cases independent third parties, presented to the board or its committees on: results of an enterprise-wide stress test; the integration of TD’s businesses in the U.S.; updates on the bank’s governance, control and risk management practices by an independent third party; enterprise-wide strategic planning; the bank’s risk appetite; executive development and succession planning; U.S. subsidiary governance; anti-money laundering; European sovereign risk; fair value governance; overview of stock option pricing, including valuation methodology; capital management; and the U.S. regulatory environment. The bank also held several interaction sessions between directors and various bank businesses to showcase the next generation of top talent and to further develop the board’s understanding of our businesses. As part of the interaction sessions, some directors received one-on-one presentations on social media. Also, the human resources committee’s independent compensation advisor, Frederic W. Cook & Co., Inc. discussed recent developments in executive compensation and corporate governance.

Directors had other opportunities to meet additional members of senior management through participation in the bank’s Build for the Future program, a leadership development program for management. Directors also receive periodic reports summarizing significant regulatory developments and corporate governance matters of general interest, and employee news circulars covering a variety of topics. In addition, all directors have been enrolled as members in the Institute of Corporate Directors (ICD) — giving them access to ICD’s publications and events to enhance their knowledge of directors’ responsibilities and current governance trends.

Ethical Business Conduct

As a responsible business enterprise and corporate citizen, we are committed to conducting our affairs to the highest standards of ethics, integrity, honesty and fairness, and professionalism at all times. While reaching our business goals is critical to our success, equally important is the way we achieve them. There are a number of policies and procedures in place, including the Code of Conduct and Ethics and insider trading policies, that encourage and promote a culture of ethical business conduct at the bank.

The board and its committees oversee the culture of integrity or “tone at the top” established throughout the bank, including compliance with our policies and procedures for ethical personal and business conduct. The corporate governance committee receives a periodic report discussing the various policies and structures that support this important oversight function.

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Code of Conduct and Ethics

Our Code of Conduct and Ethics applies at all levels of the organization, from major decisions made by the board, to day-to-day transactions in branches. The Code has been filed with securities regulators on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Any shareholder may obtain a copy from our website at www.td.com/governance/code  ethics.pdf or by contacting TD Shareholder Relations at the address on the back cover of this circular.

The Code establishes the standards that govern the way directors and employees deal with each other, our shareholders, customers, suppliers, competitors and communities. Within this framework, directors and employees are expected to exercise good judgment and be accountable for their actions. Compliance with the Code is part of every employee’s employment contract with the bank. All directors and employees are required to review and attest to compliance with the Code annually.

The corporate governance committee annually reviews the Code; and the audit committee is responsible for monitoring compliance with the Code. Compliance with the Code is monitored by management and material issues arising under the Code are reported to the audit committee by Internal Audit. An annual report is submitted by the General Counsel to the audit committee on the attestation process confirming compliance with the Code. This report also includes a summary of breaches under the Code as well as disciplinary actions taken. Various internal contacts are outlined in the Code under “Reporting Violations” and employees are encouraged to report any suspected violations of the Code. Employees who may be uncomfortable using these internal channels can use TD’s Whistleblower Hotline as described under “Measures for Receiving Stakeholder Feedback” above. The audit committee is responsible for ensuring that concerns or complaints are resolved in a satisfactory manner.

Insider Trading Policies

We have robust safeguards in place that are monitored by trained and experienced compliance officers to help ensure that all executive officers and other officers and employees in key positions do not inadvertently engage in insider trading. Certain officers (including the named executive officers listed in the “Summary Compensation Table” on page 39 of this circular) are required to pre-clear any securities trade with bank compliance officers. Bank compliance officers also have access to records of the TD trading accounts in which these individuals hold securities. Trading in bank securities is restricted during “closed window periods” that span the period when our financial results are being compiled but have not yet been released to the public. Reporting Insiders, as required by law, must file insider reports via the internet-based System for Electronic Disclosure by Insiders (SEDI). In addition, the named executive officers must pre-disclose to the public, by way of a press release, any intention to trade in our common shares, including the exercise of options, no less than five business days in advance of the date of the transaction.

Director Conflict of Interest

Directors may not be eligible for election if they have a potential or actual conflict of interest that is incompatible with service as a director. An example is a material interest in an entity that competes directly with a core activity of the bank. Directors are required to provide the bank with complete information on all entities in which they have a material interest so that any conflicts they may have regarding these entities can be identified. In addition, directors complete an annual questionnaire that includes questions on material interests with the bank.

It is the responsibility of a director to submit a report to the corporate governance committee whenever there is a conflict of interest or potential conflict of interest between him or her and the bank, and the committee may obtain additional information where it deems appropriate. The committee will determine an appropriate course of action for the director, always with a view to the best interests of the bank. Where a director’s conflict of interest is manageable (for example, by the director being absent for certain deliberations of the board), the director may be eligible for election and the corporate governance committee will monitor the conflict. Should a conflict become incompatible with service as a director, the director must offer his or her resignation.

Nomination of Directors

The board satisfies itself that the directors, taken as a whole, have the right skills, experience and capabilities to meet the challenges we face. Each year, the board recommends director nominees to shareholders, who can vote on each director nominee at the annual meeting. The recommendation is based on careful examination of its own composition, including issues relating to its size, and balances factors such as age, geographical, professional, and industry representation. For example, the board selects director candidates who will be able to satisfactorily represent the bank domestically and internationally where we carry on business, and who have a broad spectrum of educational backgrounds, expertise and achievements. Every effort is made to promote diversity on the board, including advancing women, minorities and people with disabilities. Additionally, the composition of the board must meet Bank Act residence and affiliation requirements.

The corporate governance committee, which is composed entirely of independent directors, determines the skills, qualities and backgrounds the board needs to fulfill its many responsibilities with a view to diverse representation on the board. The corporate governance committee monitors board and committee composition and succession issues, particularly future director recruitment needs. It regularly assesses existing directors’ competencies and skills in light of the opportunities and risks facing the bank. It seeks candidates to fill any gaps in the skills, qualities and backgrounds of board members and rigorously assesses a candidate’s ability to make a valuable contribution to the board. This includes considering whether each new nominee can devote sufficient time and resources to his or her duties as a board member. Directors must be committed to diligent attendance at board and committee meetings, and to full preparation for and participation in such meetings. If a director attends fewer than 75% of board and committee meetings, the corporate governance committee will inquire into the situation and take steps to work with the director to improve attendance. Attendance is also taken into consideration in the nomination process. While we do not

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restrict the number of public company boards that a director may serve on, each director must devote sufficient time to carrying out his or her duties effectively. Each director also commits to serve on the board for an extended period of time, if elected.

The board is required to have a minimum of 12 directors. The corporate governance committee recommends the exact size of the board which is then set by directors’ resolution before each annual shareholders’ meeting. The board size may be changed by the board from time to time between annual meetings. In considering board size, the board balances the competing goals of keeping the board size small enough for effective discussions yet offering adequate representation to meet the demands of board and committee work in the context of our business and operating environment.

In addition to having the requisite skills and experience and meeting Bank Act requirements, all directors must meet the qualifications for directors set out in the Position Description for Directors which is available on our website at www.td.com/governance/charters.jsp.

The nominees identified under the heading “Director Nominees” were recommended to the board by the corporate governance committee. The committee also recommends candidates to fill any positions on the board that may arise between annual meetings.

The corporate governance committee identifies possible candidates to join the board. In so doing, it may invite suggestions from other directors and management, and on occasion it may engage independent consultants to help in this task. The CEO is included with a number of other directors in any interview process that may take place. The corporate governance committee regularly looks at potential candidates even when it does not have an immediate vacancy and maintains an “evergreen” list to draw upon should a need arise.

Term Limits

The board believes it should reflect a balance between experience and learning on the one hand, and the need for renewal and fresh perspectives on the other. Directors are expected to serve up to a maximum of 10 years, assuming they receive solid annual performance assessments, are annually re-elected by the shareholders, and meet the other requirements of our Corporate Governance Guidelines. In certain circumstances, and on the corporate governance committee’s recommendation, the board may extend a director’s initial 10-year term limit by an additional five years, for a maximum total term limit of 15 years. In the most exceptional circumstances, the board may extend a director’s term limit for a further five years. For current directors, term limits started from September 23, 2004, when the policy was implemented, or their respective first election date, whichever came later.

Retirement Age

If a director has reached the retirement age of 70 but has not served his or her 10-year term, the board may make a one-time decision to extend the director’s service until the end of his or her 10-year term or age 75, whichever comes first. This decision is always subject to solid annual performance assessments, annual re-election by the shareholders, and meeting the other requirements of our Corporate Governance Guidelines.

Majority Voting Policy

If a nominee in an uncontested election receives a greater number of shares withheld than shares voted in favour of his or her election, he or she must promptly tender his or her resignation to the chairman of the board. The resignation takes effect as soon as the board accepts it. The corporate governance committee quickly considers the director’s offer to resign and recommends whether the board should accept it. Before making its recommendation, the corporate governance committee evaluates the best interests of the bank and its shareholders and considers a number of factors including: cures for the underlying cause of the withheld votes; the skills and attributes of the director and the overall mix of skills and attributes of the board; and whether accepting the resignation would cause the bank to fail to meet any applicable listing or regulatory requirement. The board has 90 days to make a final decision and announce it through a press release. The director does not participate in any committee or board deliberations on the resignation offer.

Compensation Governance

Director Compensation

The corporate governance committee, which is composed entirely of independent directors, reviews director compensation to satisfy itself that it is competitive in the marketplace and aligns directors’ and shareholders’ interests. The board determines the adequacy and form of director compensation based on the corporate governance committee’s recommendation. Further information on director compensation can be found in this circular under the heading “Director Compensation”.

Executive Compensation

The human resources committee, also composed entirely of independent directors, oversees our executive compensation program. The objective of the bank’s compensation strategy is to attract, retain and motivate high performing executives to create sustainable value for shareholders over the long term. To achieve this objective, the executive compensation program is designed based on the principles outlined below and described more fully in the Approach to Compensation section of this circular:

•	align with the bank’s business and talent strategy;

•	effective risk management;

•	align to shareholder interests;

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•	good corporate governance;

•	pay for performance; and

•	pay competitively.

The human resources committee, in consultation with the committee’s independent advisor, reviews and approves (or recommends to the board for approval) the salary, annual cash incentive, and equity compensation awards for certain executive officers. These include the Named Executive Officers listed in the “Summary Compensation Table” on page 39 of this circular, all direct reports of the CEO, and the top 50 paid employees across the organization. The committee also approves aggregate compensation awards under all executive compensation and equity plans including the Performance Compensation Plan for TD Securities employees, and has oversight for all material employee compensation plans. The committee reviews the executive compensation disclosure in this circular before the board approves it and makes it public. To support our objective of striving to be a market leader on governance issues, we have adopted certain policies and processes that align with best practices:

•	formal processes to ensure risk is appropriately considered in compensation plans;

•	at year end, the chief risk officer presents an enterprise risk scorecard to the risk and human resources committees to allow for appropriate consideration of risk when determining the amount of compensation to be awarded;

•	any changes to the plan design for material compensation plans must be reviewed and endorsed by the chief risk officer to make sure that the design does not create an incentive for risk taking beyond the bank’s risk appetite;

•	senior vice presidents and above, and all TD Securities employees, are evaluated on a scorecard of governance, control, and risk management behaviours. Results on the scorecard are considered when year end performance and compensation decisions are made;

•	a risk adjustment in share unit plans under which the committee can adjust awards at payout within an 80% to 120% range based on risk outcomes during the three year vesting period;

•	the committee has the discretion to reduce the awards to zero under all executive plans, and can cancel unvested equity;

•	a claw back feature has been introduced in all executive compensation plans;

•	for all executives, a significant portion of compensation is awarded as equity which vests after a minimum of three years; and

•	share ownership requirements for executives that are among the highest in the market, and include post retirement holding requirements for the most senior executives.

Information on the committee’s independent advisor, Frederic W. Cook & Co., Inc. is on page 21 of this circular, under the heading “Independent Advisors”.

CEO Compensation

The human resources committee and the chairman of the board annually assess the CEO’s performance against pre-defined goals and objectives. In consultation with the committee’s independent advisor, they then recommend to the board the CEO’s total salary, annual cash incentive and equity compensation. The CEO’s evaluation includes an assessment of his personal integrity as well as the culture of integrity he and other executive officers have established throughout the bank. For a detailed analysis of the CEO’s compensation in 2010, see the section starting on page 36 of this circular.

Other Board Committees

The board has the following committees: audit; corporate governance; risk; and human resources. More information on these committees can be found in the Corporate Governance section of this circular. All committee members are “independent” directors under the Director Independence Policy and CSA Guidelines.

The charter of each of the board’s four committees sets out composition requirements. The corporate governance committee recommends the composition of each committee. Each independent director should serve on at least one committee each year. The board approves the composition of committees and can remove members in accordance with applicable rules and regulations, and any other relevant considerations. In determining appropriate membership on committees, the corporate governance committee tries to strike a balance between having members with adequate experience and expertise on the committee and rotating membership to bring in new ideas and insights. Each committee can conduct all or part of any meeting in the absence of management. As stated earlier, each committee includes such sessions on its meeting agendas. For example, the audit committee meets independently with each of the chief financial officer, chief auditor, chief compliance officer and the shareholders’ auditor and on its own at each of its regularly scheduled quarterly meetings, and with the CEO semi-annually. Each committee also may engage independent advisors, paid for by the bank, to provide expert advice.

Each year the committees review their charters to satisfy themselves that they meet or exceed regulatory and shareholder obligations, and are operating effectively. The corporate governance committee reviews changes which are then approved by the board. Each committee establishes annual objectives or key goals as a focus for its core responsibilities and activities, and to help prioritize the committee’s time and effort throughout the year. The committees measure progress against their objectives throughout the year. The charter for each committee is available on our website at www.td.com/governance/charters.jsp.

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Assessments

The board annually evaluates the effectiveness of the board and its chairman, its committees and their chairs, individual directors, and the CEO. The corporate governance committee is responsible for establishing an effective process, including the design of the feedback surveys. The evaluation of individual directors involves a self-evaluation and peer review. The corporate governance committee, whose chair is the chairman of the board, working with the corporate secretary and an independent consultant, facilitate annual feedback to the board. The board’s approach to feedback is meant to be constructive and to ensure that the right programs are in place for continuously improving directors’ individual skills and the board’s and its committees’ functioning and effectiveness.

Board and Individual Director Feedback

Directors complete an annual feedback survey on board effectiveness and performance. Directors are asked to consider what the board could do differently, and what the board’s priorities in the coming year should be.

Individual director’s responses are submitted on a confidential basis. Consolidated results are then reviewed with the chairman of the board to identify trends and possible actions. The chairman of the board also has a one-on-one open discussion with each director about the performance and any development needs of the board, its committees, peer directors and the individual. These discussions are on a rolling basis, focusing on providing individuals with feedback received during a year and at the same time soliciting their feedback for the following year.

The chairman of the board leads a preliminary discussion with the corporate governance committee to review the feedback report and propose action plans to address any development opportunities highlighted by the survey results. He then leads a discussion of the results and the proposed action plans with the board, including whether any changes to the structure or composition of the board or its committees may be appropriate. The corporate governance committee monitors the implementation of the action plans throughout the year. Input from the feedback process is also taken into account when considering the director nominees to be recommended to shareholders.

Committee and Committee Chair Feedback

A separate process is undertaken to obtain feedback from directors on the effectiveness and operations of the committees on which they sit and of the chairs of those committees. Each committee holds an effectiveness self-assessment session to share views and then sets key goals or objectives to respond to any development opportunities identified in the discussions. Each committee chair then reviews the results and proposed action plans with the board. Each committee monitors its activities to address key goals and objectives throughout the year. The corporate governance committee also monitors how well other committees implement their key goals or objectives throughout the year to see that they are appropriately addressed. It identifies any recurring themes across committees to be dealt with at a governance level.

Also, the corporate governance committee oversees the continued improvement in board and committee processes for agenda timeliness, advance materials, and presentations. A Board/Committee Process Protocol has been developed as a guideline for participants in board and committee meetings. The corporate governance committee periodically reviews this protocol, monitors its implementation, and provides feedback to management.

Periodic meetings of the committee chairs are held to discuss issues in common, including ongoing efforts to improve board and committee processes.

Chairman of the Board Feedback

As part of the annual survey, directors are asked to assess and comment on the chairman of the board’s performance. An independent consultant consolidates individual responses. The chairman of the human resources committee leads an in camera discussion with the board (with the chairman absent), and subsequently meets with the chairman of the board to provide feedback and develop objectives for the coming year. These objectives are reviewed with and approved by the board.

Chief Executive Officer Assessment

The annual survey also asks directors to assess and comment on the CEO’s performance. Again, the independent consultant consolidates the responses. The chairman of the board, together with the chairman of the human resources committee, leads an in camera discussion of the results with the human resources committee and then with the board (with the CEO absent). Subsequently, the chairman of the board and the chairman of the human resources committee together meet with the CEO to provide feedback.

360 — Feedback by Management

In the cases of the assessment of the board, the chairman of the board and the CEO, senior executive management team members are asked to complete the survey (on a confidential basis) to provide candid feedback as part of the process. In the case of committee self-assessments and the assessment of the respective committee chairs, the senior executive supporting each committee is invited to participate in a portion of the session. This feedback is consolidated and incorporated in the various feedback reports.

THE TORONTO-DOMINION BANK     PROXY CIRCULAR  67

SHAREHOLDER INQUIRIES

For information on voting your common shares at the meeting, see the Voting Information sections in this circular and the Notice of Annual Meeting. For other inquiries, see the contact information set out below.

If you: Are a registered shareholder (your name appears on your TD share certificate)	And your inquiry relates to:
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports.
Please contact:
Transfer Agent
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
416-643-5500 or toll-free at
1-800-387-0825
Facsimile: 416-368-2502 or (toll-free)
1-866-781-3111 (for sending proxies)
E-mail: inquiries@cibcmellon.com or
www.cibcmellon.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (and resuming) receiving annual and quarterly reports.
Co-Transfer Agent and Registrar
BNY Mellon Shareowner Services
P.O. Box 358015,
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired:
1-800-231-5469
Shareholders outside of U.S.:
201-680-6578
TDD shareholders outside of U.S.:
201-680-6610
www.bnymellon.com/shareowner/equityaccess

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials.	Your intermediary

Annual and Quarterly Reports

Beneficial shareholders who wish to have quarterly financial statements of the bank for the next year mailed to them must complete and return the enclosed Request for Quarterly Reports; registered shareholders must mark the box identified as “Request for Quarterly Reports” on the enclosed form of proxy. To access our quarterly reports to shareholders as soon as they are released, please go to the Investor Relations section of our website on the day of release (www.td.com/investor/earnings.jsp).

Under the Bank Act, registered shareholders may cease to receive annual reports, containing our annual financial statements and annual MD&A, by marking the annual report waiver box at the bottom of the form of proxy. If you mark the annual report waiver box, you will not receive an annual report, otherwise they will continue to be sent to you. If you previously elected not to receive annual reports and wish to resume their receipt, please contact the transfer agent of the bank, CIBC Mellon Trust Company, at the address noted above.

For all other shareholder inquiries...	To communicate directly with independent directors
Please contact TD Shareholder Relations,
• By phone at 416-944-6367 or 1-866-756-8936
• By mail to:
     The Toronto-Dominion Bank
     P.O. Box 1
     Toronto-Dominion Centre
     Toronto, Ontario M5K 1A2
• By e-mail tdshinfo@td.com
Please note that by leaving us an e-mail or voice-mail message you are providing your consent for us to forward your inquiry to the appropriate party for response.
You may contact the independent directors through the Chairman of the Board, by writing to:
     Mr. Brian M. Levitt
     Chairman of the Board
     The Toronto-Dominion Bank
     P.O. Box 1
     Toronto-Dominion Centre
     Toronto, Ontario M5K 1A2
or you may send an e-mail c/o TD Shareholder Relations (tdshinfo@td.com). E-mails addressed to Mr. Levitt received from shareholders and expressing an interest to communicate directly with the independent directors via the chairman will be provided to Mr. Levitt.